    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1998



                                                      REGISTRATION NO. 333-61027

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                        DOANE PET CARE ENTERPRISES, INC.
             (Exact Name of Registrant as specified in its charter)

           DELAWARE                           2047                          76-0472875
 (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
         organization)

                          103 POWELL COURT, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-7774
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              THOMAS R. HEIDENTHAL
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          103 POWELL COURT, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 373-7774
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:

                ALAN P. BADEN                                  DAVID P. OELMAN
            VINSON & ELKINS L.L.P.                          ANDREWS & KURTH L.L.P.
            2300 FIRST CITY TOWER                           600 TRAVIS, SUITE 4200
                 1001 FANNIN                                 HOUSTON, TEXAS 77002
             HOUSTON, TEXAS 77002                               (713) 220-4200
                (713) 758-2222


                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                 SUBJECT TO COMPLETION, DATED DECEMBER 8, 1998

PROSPECTUS
            , 1998
[LOGO]

                                     SHARES

                        DOANE PET CARE ENTERPRISES, INC.
                                  COMMON STOCK

     Of the                shares of Class A Common Stock, par value $0.0001 per
share, of Doane Pet Care Enterprises, Inc. (the "Company") offered hereby (the
"Offering"),                shares are being sold by the Company and
               shares are being sold by certain selling stockholders (the "Selling Stockholders"). The Company has two classes of common stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), which are identical except that Class B Common Stock, which is convertible into Class A Common Stock, has no voting rights. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."


     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the
Common Stock offered hereby will be between $          and $     per share. For
information relating to the factors considered in determining the initial public offering price, see "Underwriting."


     Application has been made to list the Common Stock on
under the symbol "     ."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                      PRICE      UNDERWRITING     PROCEEDS       PROCEEDS
                                      TO THE    DISCOUNTS AND      TO THE     TO THE SELLING
                                      PUBLIC    COMMISSIONS(1)   COMPANY(2)    STOCKHOLDERS
--------------------------------------------------------------------------------------------
Per Share.........................      $             $              $              $
Total(3)..........................      $             $              $              $

--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters (as defined below) against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated at $          which will be paid by the
    Company.

(3) The Company has granted to the Underwriters an option, exercisable within 30
    days of the date hereof, to purchase up to                additional shares
    of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to the Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock offered hereby are being offered by Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch & Co., Schroder & Co. Inc. and Chase Securities Inc. (collectively, the "Underwriters") when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to certain prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates representing the Common Stock will be made in New York, New York, on or about
            , 1998.

DONALDSON, LUFKIN & JENRETTE
                    MERRILL LYNCH & CO.
                                       SCHRODER & CO. INC.
                                                     CHASE SECURITIES INC.

                       [A SERIES OF PICTURES REPRESENTING
                        COMPANY MANUFACTURING FACILITIES
                                 AND PRODUCTS]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in
this Prospectus (i) assumes an initial offering price of $     per share, (ii)
assumes that the Underwriters' over-allotment option is not exercised and (iii) gives effect to the Company's five-for-one stock split effected immediately prior to the Offering. Unless the context indicates otherwise, references in this Prospectus to the Company mean Doane Pet Care Enterprises, Inc. and its subsidiaries. The Company's pro forma financial and operating data set forth herein gives effect to the acquisition (the "Windy Hill Acquisition") of Windy Hill Pet Food Holdings, Inc. and its subsidiaries ("Windy Hill") in August 1998, the acquisition (the "IPES Acquisition") of IPES IBERICA, S.A. ("IPES") in April 1998 and the Refinancing Transactions (as defined herein). Investors should carefully consider the information set forth in "Risk Factors."


                                  THE COMPANY


     The Company is the largest manufacturer of dry pet food in the United States, producing approximately 26% of the total volumes sold in 1997 on a pro forma basis. The Company manufactures products for store brands owned by retail customers (also known as private labels), contract manufactures products for national branded pet food companies and produces and sells under regional brands owned by the Company.


     The Company manufactures for its customers a full range of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. The Company provides products that meet customer specifications across all retail channels and price points, from super premium to value products. Accordingly, the Company manufactures store brands for over 350 customers in the United States, including the three largest mass merchandisers, the five largest grocery companies and the largest national pet specialty retailer. The Company also manufactures dry pet food and treats for four of the six largest national branded pet food companies through co-manufacturing agreements pursuant to which the Company produces, packages and ships a portion of such companies' products.

     The Company has the most extensive manufacturing and distribution network in the industry, providing it with certain operational, cost and competitive advantages. The Company manufactures and distributes its products in the United States through 32 combination manufacturing and distribution facilities and nine additional distribution centers. The number and strategic location of the Company's facilities reduce distribution expenses, which represent a meaningful portion of the delivered cost of pet food due to its bulk and weight relative to its selling price. The Company's extensive network can further reduce expenses by enabling certain of its customers to bypass their distribution centers and deliver directly to their stores. Direct store delivery service currently accounts for approximately 45% of the Company's sales by volume.

     The Company has achieved strong internal growth. From 1992 to 1997, the Company increased sales volumes at a compound annual growth rate of 10.3%, exclusive of acquisitions. The Company believes its growth is primarily due to an increase in consumer acceptance of store brands and an increase in volume co-manufactured for national pet food companies. In addition, the Company has been the primary supplier of store brand pet food to WalMart Stores Inc. ("Wal*Mart") since 1970. The Company manufactures and distributes, under a direct store delivery program, a variety of products for Wal*Mart including its store brand, Ol' Roy, which is the largest selling brand of dry pet food in the United States by volume. In 1997, sales to Wal*Mart, including its Sam's Club division, accounted for 39% of the Company's sales on a pro forma basis.

                             THE PET FOOD INDUSTRY

     The U.S. pet food industry is a $10 billion industry that has grown at a compound annual rate of 5% from 1992 to 1997 in terms of volume. Growth in the dry pet food and the biscuit and treats segments of the industry has exceeded the growth of the overall pet food industry by capturing market share from other segments, including canned pet food. Dry pet food sales have grown at a rate of 6.4% per year from 1992 to 1997 and accounted for approximately $5.2 billion of sales in the industry in 1997. Dry pet food has increased its market share from 49.2% to 52.0% over the same period. The biscuit and treats segment has grown at a rate of 6.3% per year from 1992 to 1997 and has increased its market share from 12.1% to 12.8% over the same period.

     Improved product quality and increased retailer support have generally enabled store brands to gain market share from national brands in many traditional branded categories, including pet food. Sales of store brand pet food accounted for in excess of 20% of the total pet food market in 1997 and have grown at a compound annual growth rate in excess of 7.5% over the past five years. Store brands have increased market share in each of the segments of the pet food industry over the past five years. In 1997, store brands represented approximately 29%, 29%, 23%, 18% and 17% of total sales volume of biscuits and treats, dry dog, dry cat, canned dog and canned cat food, respectively. Store brands now encompass a full range of pet food products at all price points, including economy, premium and super premium.

                              RECENT DEVELOPMENTS


     Refinancing Transactions. In November 1998, the Company refinanced its capital structure pursuant to a series of transactions collectively referred to herein as the "Refinancing Transactions:"



     -- Windy Hill was merged into Doane Pet Care Company, the Company's principal operating subsidiary ("Doane");



     -- Doane completed a cash tender offer for approximately $97 million principal amount of its 10 5/8% Senior Notes due 2006 (the "Senior Notes");



     -- Windy Hill completed a cash tender offer for $46 million principal amount of its 9 3/4% Senior Subordinated Notes due 2007 (the "Windy Hill Notes"), which tender offer was required by a change of control provision in the indenture governing such notes;



     -- Doane completed an exchange offer (the "Exchange Offer") of $150 million principal amount of its 9 3/4% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") for the remaining approximately $63 million principal amount of Senior Notes and all of the remaining approximately $74 million principal amount of Windy Hill Notes; and



     -- Doane entered into a new senior credit facility (the "New Credit
        Facility") with a syndicate of financial institutions providing for total commitments of $345 million. Doane borrowed $292 million under the New Credit Facility to fund the cash requirements of the Refinancing Transactions, repay borrowings under and retire its previous credit facilities, repay other debt and repay a bridge financing incurred in connection with the tender offer for the Windy Hill Notes.



     Windy Hill Acquisition. In August 1998, the Company acquired Windy Hill for approximately 8.0 million shares of Common Stock and the assumption of $183.5 million of indebtedness. Windy Hill is a leading manufacturer of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. With Windy Hill, the Company is the largest manufacturer of dog biscuits in the United States. In 1997, Windy Hill generated pro forma net sales, EBITDA and a net loss of $304.0 million, $26.7 million and $3.9 million, respectively.


     The Windy Hill Acquisition strengthens the Company's presence in the dry pet food and dog biscuit market segments, provides revenue synergies and enhances the Company's position as a low-cost manufacturer and distributor of pet food products. The Company believes the Windy Hill Acquisition provides the opportunity for revenue growth by (i) enabling the Company to offer regional brands, semi-moist, soft dry and canned pet food products to its traditional customer base and (ii) enabling Windy Hill to offer soft treats and other specialized dry food products to its traditional customer base. With the addition of Windy Hill's 19 plants, the Company believes cost savings can be achieved through optimizing production schedules and lowering distribution costs by reducing the distance products are shipped. The Windy Hill Acquisition also provides the Company with the opportunity to achieve cost savings by obtaining purchasing synergies and eliminating redundant overhead functions.

     IPES Acquisition. In April 1998, the Company acquired IPES for $26.2 million (net of cash purchased of $1.9 million) and the assumption of indebtedness of $1.9 million. IPES, located in Spain, is a manufacturer of both store and regional brands. In fiscal 1997, IPES had net sales, EBITDA and net income of $21.1 million, $3.8 million and $1.0 million, respectively. The Company believes that the IPES Acquisition, together with the Company's investment in the Italian pet food manufacturer, Effeffe, S.p.a., provides the Company with a platform for growth in Europe.


                                    STRATEGY

     The Company's business objective is to increase revenues and earnings and to enhance its leadership position within the pet food industry. The key elements of the strategy to achieve the Company's business objective are as follows:

     Continue to be the Low Cost Quality Provider in the Pet Food Industry. The Company believes it is the low cost provider of quality dry pet food. The Company believes its position as the largest manufacturer of dry pet food provides it with certain economies of scale, including production efficiencies and packaging purchasing leverage. In addition, the number and strategic location of the Company's facilities enhance the Company's position as the low cost provider by reducing transportation costs for raw materials and finished goods. The Company also maintains in-house engineering, machining and fabrication capabilities that enable the Company to design, construct and maintain facilities on a cost-effective basis.


     Leverage Distribution System. The Company's manufacturing and distribution network enables it to service customers on a national basis and facilitates the Company's direct store delivery program, the scope of which the Company believes is unique in the industry. In addition, the Company has developed capabilities that allow it to provide vendor managed inventory services ("VMI") to certain key customers. VMI allows the Company to communicate on-line with its customers, evaluate their inventory status and place orders on their behalf. The Company intends to leverage its manufacturing and distribution network by expanding sales of its full range of pet food products to its existing customers. For example, the Company recently completed the construction of a soft treat manufacturing facility, which will enable the Company to offer soft treats to its traditional customer base, and intends to expand sales of certain products acquired in the Windy Hill Acquisition including semi-moist, soft dry, canned and regional brands to its existing customers.


     Provide a Full Range of Pet Food Products. The Company offers customers a full range of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. By offering a full range of products under a variety of brand formats (store, co-manufactured national and regional brands) and price points, the Company can be a significant source for its customers' total pet food requirements. This enables customers to realize administrative and distribution savings by aggregating a variety of products and brands into a single shipment.

     Focus on Diversified Brand Formats. The Company believes that store, co-manufactured national and regional brand formats offer significant growth opportunities. Sales of store brands have exceeded the overall growth in the pet food industry. The Company believes this growth will continue due to (i) an increased awareness of retailers concerning the advantages of store brands, including enhanced margins and customer loyalty, (ii) improved quality, innovation and variety of store brand products and (iii) increasingly informed and value-conscious consumers. The Company believes co-manufactured national brands offer growth opportunities as national branded pet food companies increasingly take advantage of the Company's low-cost status, quality products, extensive plant network and logistics capabilities. The Company believes that the regional brands acquired with the Windy Hill Acquisition complement its existing product lines and intends to capitalize on demand for such brands within the Company's existing customer base.

     Acquire Additional Pet Food Companies. To supplement its internal growth, the Company has acquired eight pet food companies over the last three years. The Company believes that there are substantial opportunities in the United States and abroad to acquire additional pet food companies. The Company will continue to seek accretive acquisitions that offer complementary product lines, geographic scope, additional distribution channels and cost saving opportunities.

     Expand International Presence. The Company believes substantial opportunities exist to increase sales in international markets. The Company believes that the approximately $9.3 billion European pet food market is particularly attractive due to the strength and demand for store brand products and the strong growth of dry pet food products. The Company is currently expanding its manufacturing and distribution capabilities in Spain and Italy and intends to pursue acquisitions of additional pet food companies and expand its product offerings. In addition, the Company believes that an opportunity exists to expand export sales to the Pacific Rim and South America.

                                  THE OFFERING

Common Stock offered by:

     The Company...........................              shares

     The Selling Stockholders(1)...........              shares

          Total............................              shares

Common Stock to be outstanding after the
Offering...................................              shares(2)


Use of Proceeds............................    The net proceeds to the Company
                                               from the Offering will be used to
                                               repay borrowings under the New
                                               Credit Facility and to repurchase
                                               the outstanding preferred stock.
                                               See "Use of Proceeds."


Proposed ____ symbol.......................    "___"
------------------------------


(1) Includes      shares of Common Stock to be issued by the Company upon the exercise by the Underwriters of warrants that were previously held by certain of the Selling Stockholders. See "Certain Transactions."


(2) Does not include (i)     shares of Common Stock issuable upon exercise of
    options outstanding under the Company's stock option plans and (ii)
         shares of Common Stock issuable upon exercise of outstanding warrants with an exercise price of $0.002 per share. See "Management -- Stock Option and Stock Purchase Plans" and "Principal and Selling Stockholders."

                                  RISK FACTORS

     Prior to making an investment in the Common Stock offered hereby, prospective purchasers of the Common Stock should take into account the specific risks set forth under "Risk Factors" as well as the other information set forth in this Prospectus.

                         SUMMARY FINANCIAL INFORMATION



     The summary historical financial information for the periods ended September 30, 1995 and December 31, 1995, 1996 and 1997 are derived from the consolidated financial statements of the Company included elsewhere in this Prospectus. The summary historical information for the nine month period ended September 30, 1997 and as of and for the nine month period ended September 30, 1998 are derived from the unaudited consolidated financial statements of the Company that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations as of such dates and for such periods. The results for the nine month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year. The unaudited condensed pro forma as adjusted income statement data give effect to the Windy Hill Acquisition, including the pro forma effects of each of the transactions included in the pro forma financial statements of Windy Hill, the IPES Acquisition, the Refinancing Transactions and the Offering as if each of such transactions had occurred on January 1, 1997. The unaudited pro forma as adjusted balance sheet gives effect to the Refinancing Transactions and the Offering and the use of proceeds therefrom, in each case as if such transactions had occurred on September 30, 1998. Such pro forma data are presented for illustrative purposes only and do not purport to represent the Company's actual results if such events had occurred at the dates indicated, nor do such data purport to project the results of operations for any future period. The information set forth below is qualified in its entirety and should be read in conjunction with the consolidated financial statements and notes thereto of the Company, the financial statements and notes thereto of Windy Hill, "Unaudited Condensed Pro Forma Financial Statements," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                          PREDECESSOR(1)                                       THE COMPANY
                          --------------   ------------------------------------------------------------------------------------
                                                                     YEAR ENDED                          NINE MONTHS
                                                                    DECEMBER 31,                     ENDED SEPTEMBER 30,
                           NINE MONTHS     THREE MONTHS   ---------------------------------   ---------------------------------
                              ENDED           ENDED                              PRO FORMA                           PRO FORMA
                          SEPTEMBER 30,    DECEMBER 31,                         AS ADJUSTED                         AS ADJUSTED
                               1995            1995         1996       1997        1997         1997       1998        1998
                          --------------   ------------   --------   --------   -----------   --------   --------   -----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.............     $303,633        $114,958     $513,217   $564,741    $885,681     $411,399   $462,991    $641,674
  Gross profit..........       56,239          17,774       66,441     81,845     153,425       58,522     84,408     127,748
  Unusual items(2)......        9,440              --           --         --          --           --         --          --
  Non-recurring
    transition
    cost(3).............           --              --           --         --       1,571           --      4,311      12,767
  Income from
    operations..........       20,566           7,613       24,911     31,984      51,963       22,219     28,781      35,157
  Interest expense,
    net.................        3,611           5,806       22,471     22,463      35,724       16,973     19,444      26,793
  Non-recurring finance
    charge(4)...........           --              --        4,815         --       4,486           --         --          --
  Income (loss) before
    extraordinary
    items(5)............     $ 16,746        $  1,024     $ (1,518)  $  6,234    $  6,993     $  3,381   $  6,340    $  3,851
  Basic earnings per
    share...............     $     --        $            $          $           $            $          $           $
  Basic weighted average
    shares
    outstanding.........           --
  Diluted earnings per
    share...............
  Diluted weighted
    average shares
    outstanding.........
OTHER DATA:
  EBITDA(6).............     $ 33,804        $ 10,063     $ 35,264   $ 43,216    $ 71,446     $ 30,290   $ 40,364    $ 53,746
  Adjusted EBITDA(6)....     $ 43,244        $ 10,063     $ 40,079   $ 43,216    $ 77,503     $ 30,290   $ 44,675    $ 66,513
  Depreciation and
    amortization
    expense.............        3,694           2,359       15,972     12,141      23,221        8,880     12,392      17,746
  Capital
    expenditures(7).....        4,224           1,297        7,901     14,437      18,612       12,933     14,132      18,749
  Pet food sold
    (thousands of
    tons)...............          774             288        1,189      1,237       1,829          896      1,025       1,338


                                                        (footnotes on next page)

                                                                   SEPTEMBER 30, 1998
                                                              -----------------------------
                                                                                PRO FORMA
                                                              HISTORICAL       AS ADJUSTED
                                                              ----------      -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  3,833         $  3,833
  Working capital...........................................     50,656           60,174
  Total assets..............................................    664,772          670,128
  Total debt................................................    423,666          386,372
  Stockholders' equity......................................     67,276          152,245


------------------------------


(1) The Company was formed by a group of investors in 1995 to acquire Doane (the "1995 Acquisition"). For financial statement purposes, the 1995 Acquisition was accounted for as a purchase acquisition effective October 1, 1995. The effects of the 1995 Acquisition have been reflected in the Company's consolidated assets and liabilities at that date. As a result, the Company's consolidated financial statements for the periods subsequent to September 30, 1995 are presented on the successor's new basis of accounting, while financial statements for September 30, 1995 and prior periods are presented on the predecessor's historical cost basis of accounting. See Note 1 of the Consolidated Financial Statements of the Company.


(2) Represents non-recurring bonus payments to senior management in connection with the 1995 Acquisition.


(3) Represents certain non-recurring transition expenses in connection with the Windy Hill Acquisition.


(4) Non-recurring finance charges include $4,815 and $4,486 of interim bridge debt financing costs that were incurred in conjunction with the issuance of the Senior Notes in 1996 and the Refinancing Transactions in 1998, respectively.


(5) Income before extraordinary items of the Company's predecessor does not include any provision for federal income taxes. Prior to the 1995 Acquisition, Doane was organized as a subchapter S corporation. Consequently, Doane did not pay federal, state or local income taxes except in those states that did not recognize subchapter S status or that required the payment of franchise taxes based on income.


(6) EBITDA for any relevant period presented above is defined as earnings before interest expense net, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as defined plus non-recurring expenses and transition costs. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating income as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it useful. See "Unaudited Condensed Pro Forma Financial Statements" and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.


(7) Capital expenditures excludes payments for acquisitions.

                           FORWARD-LOOKING STATEMENTS


     All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "may" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. There are numerous uncertainties inherent in estimating the cost of raw materials and labor, including many factors beyond the control of the Company. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed below and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.


                                  RISK FACTORS

LEVERAGE; RESTRICTIVE COVENANTS


     The Company is highly leveraged and will continue to be highly leveraged following the consummation of the Offering. At September 30, 1998, on a pro forma basis, the Company would have had approximately $386.4 million in aggregate principal amount of outstanding indebtedness (excluding trade payables and other accrued liabilities). See "Capitalization." Subject to the restrictions in the New Credit Facility and the indenture governing the Senior Subordinated Notes (the "Note Indenture"), the Company may incur additional indebtedness from time to time to finance working capital, capital expenditures, acquisitions or for other purposes.



     The level of the Company's indebtedness will have important consequences to common stockholders, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes, (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures, general corporate purposes or other purposes may be impaired, (iii) a portion of the Company's borrowings under the New Credit Facility will be at a floating rate of interest, which could result in higher interest expense in the event of an increase in interest rates, (iv) the New Credit Facility and the Note Indenture contain financial and other restrictive covenants that could limit the Company's operating and financial flexibility and, if violated, would result in an event of default that could preclude the Company's access to credit under the New Credit Facility or otherwise have a material adverse effect on the Company and
(v) the level of the Company's indebtedness could limit its flexibility in reacting to changes in its industry and economic conditions generally.



     The New Credit Facility and the Note Indenture restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with, or otherwise acquire, any other person or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. See "Description of Senior Subordinated Notes" and "Description of New Credit Facility." The New Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet such financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in a default under the New Credit Facility or the Note Indenture. Upon the occurrence of an event of default under the New Credit Facility, the lenders could elect to declare all amounts outstanding under the New Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Senior Subordinated Notes and the indebtedness under the New Credit Facility were to be accelerated, there can be no assurance that the assets of the

Company would be sufficient to repay in full that indebtedness. See "Description of New Credit Facility" and "Description of Senior Subordinated Notes." In connection with the New Credit Facility, the Company has pledged to the lenders substantially all of its assets. If an event of default occurs under the New Credit Facility, the lenders have the right to foreclose upon such collateral. These restrictions could limit the ability of the Company to effect future financings or may otherwise restrict corporate activities.



     Future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly increase the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. The terms of the Company's indebtedness, including the New Credit Facility and the Note Indenture, also may prohibit the Company from taking such actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE ON CERTAIN CUSTOMERS


     For the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998, sales to Wal*Mart and Sam's Club accounted for approximately 63%, 61% and 57%, respectively, of the Company's net sales. For the year ended December 31, 1997 on a pro forma basis, sales to Wal*Mart and Sam's Club accounted for an aggregate of 39.0% of the Company's net sales. A portion (3.8%) of the Company's sales to Wal*Mart and Sam's Club for the year ended December 31, 1997 on a pro forma basis was attributable to branded pet food products manufactured and distributed by the Company for national pet food companies. The Company does not have a long-term contract with Wal*Mart, Sam's Club or any other customer. A significant decrease in business from either Wal*Mart or Sam's Club would have a material adverse effect on the Company's results of operations, financial condition and cash flows. In addition, the Company's results of operations would be negatively impacted to the extent that Wal*Mart or Sam's Club is unable to make payments on outstanding accounts receivable. See "Business -- Customers."


RAW MATERIALS AND PACKAGING COSTS

     The Company's financial results depend to a large extent on the cost of raw materials and packaging and the ability of the Company to pass along to its customers increases in these costs. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons. Fluctuations in paper prices have resulted from changes in supply and demand, general economic conditions and other factors. In the event of any increases in raw materials costs, the Company would be required to increase sales prices for its products in order to avoid margin deterioration. There can be no assurance as to the timing or extent of the Company's ability to implement future price adjustments in the event of increased raw material costs or as to whether any price increases implemented by the Company may affect the volumes of future shipments. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "Business -- Raw Materials and Packaging." Although the Company manages the price risk created by market fluctuations by hedging portions of its primary commodity product purchases, there can be no assurance that the Company's results of operations will not be exposed to volatility in the commodity markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Inflation and Changes in Prices."

HEDGING



     The Company manages price risk created by market fluctuations by hedging portions of its primary commodity products purchases, principally through exchange traded futures and options contracts that are designated as hedges. The terms of such contracts are generally less than one year. Settlement of positions are either through financial settlement with the exchanges or via exchange for the physical commodity in which case the Company delivers the contract against the acquisition of the physical commodity.



     The Company's policy does not permit speculative commodity trading. Futures and options contracts are accounted for as hedges, and gains and losses are recognized in the period realized as part of the cost of products sold and in the cash flows. Although the Company manages the price risk of market fluctuations by hedging portions of its primary commodity product purchases, there can be no assurance that the Company's results of operations will not be exposed to volatility in the commodity markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and
"-- Inflation and Changes in Prices."


ACQUISITION STRATEGY

     The Company's acquisition strategy is based on identifying and acquiring businesses engaged in manufacturing and distributing pet food products in markets where the Company currently does not operate or businesses with products that would complement the Company's product mix. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. The Company's lack of experience in new markets it may enter through future acquisitions could have an adverse effect on the Company's results of operations and financial condition. Acquisitions may require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of the acquired company and additional costs associated with debt or equity financing. Any future acquisition by the Company could have an adverse effect on the Company's results of operations or could result in dilution to existing shareholders, including those purchasing shares of Common Stock in this Offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices the Company does not consider acceptable. There can be no assurance that the Company will find suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There can be no assurance that the Company will have sufficient available capital resources to execute its acquisition strategy. See "Business -- Business Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

INTEGRATION OF RECENT ACQUISITIONS

     There can be no assurance that the Company will succeed in integrating Windy Hill into the Company's existing business. In addition, the Company may experience a loss of certain customers as a result of the Windy Hill Acquisition. If the expected operating efficiencies from the Windy Hill Acquisition do not materialize, if the Company fails to integrate the Windy Hill Acquisition into its existing operations, if the costs of such integration exceed expectations or if the Company experiences unexpected costs or liabilities at Windy Hill, the Company's operating results and financial condition could be materially and adversely affected. There can also be no assurance that the Company will succeed in integrating other recent acquisitions, including acquisitions made by Windy Hill, into the Company's existing operations. See "Unaudited Condensed Pro Forma Financial Statements" and "Business -- Recent Developments."

COMPETITION

     The pet food industry is highly competitive. The companies that produce and market the major national branded pet foods are national or international conglomerates that are substantially larger than the Company and possess significantly greater financial and marketing resources than the Company. The store brand pet food products sold by the Company's customers compete for access to shelf space with national branded products on the basis of quality and price. National branded products compete principally through advertising to create brand awareness and loyalty, and, increasingly, on price. The Company experiences price competition from national branded manufacturers. To the extent that there is significant price competition from the national branded manufacturers or such manufacturers significantly increase their presence in the store brand market, the Company's operating results and cash flow could be adversely affected. The Company also competes with regional branded manufacturers and other store brand manufacturers. See "Business -- Competition."

INTERNATIONAL OPERATIONS

     The Company operates a portion of its business and markets products internationally and plans to increase its international marketing and business activities. The Company is, therefore, subject to and will increasingly become subject to, the risks customarily attendant to international operations and investments in foreign countries. These risks include nationalization, expropriation, war and civil disturbance, restrictive action by local governments, limitation on repatriation of earnings, change in foreign tax laws and change in currency exchange rates, any of which could have an adverse effect on the Company's operations in such countries. Interruption of the Company's international operations could have a material adverse effect on its financial condition and results of operations.

     The Company may, from time to time, conduct a portion of its business in currencies other than the United States dollar, thus subjecting the Company's results to fluctuations in foreign currency exchange rates. There can be no assurance that the Company will be able to protect itself against such fluctuations in the future.

CONTROL OF THE BOARD OF DIRECTORS


     In connection with the Windy Hill Acquisition, the Company, Doane, Summit/DPC Partners, L.P. ("Summit"), Summit Capital Inc. ("SCI"), Chase Manhattan Investment Holdings, Inc. ("CMIHI") and an affiliate thereof, DLJ Merchant Banking Partners, L.P. ("DLJMB") and certain of its affiliates, all of Windy Hill's former stockholders and certain other stockholders of the Company (collectively, the "Stockholders") entered into an Investors' Agreement (the "Investors' Agreement"). The Investors' Agreement provides that the Board of Directors of the Company (the "Board" or "Board of Directors") will consist of eight members, one being the Chief Executive Officer of the Company. Other than the Chief Executive Officer, each of the remaining seven directors will be designated by one or a combination of the Stockholders, subject to certain percentage ownership requirements. Through their control of the Board of Directors, the Stockholders will be in a position to control the policies, management and affairs of the Company and to effectively prevent or cause a change in control of the Company. The Stockholders will not have the right to designate individuals to the Board of Directors if their Percentage Ownership (as defined in the Investors' Agreement) of Common Stock is reduced below 5%. Immediately after the Offering, the Stockholders will own in the aggregate
approximately      % of the outstanding Common Stock. See "Certain
Transactions -- Investors' Agreement." It is expected that the Board of Directors will be expanded to ten members after the consummation of the Offering.


DEPENDENCE ON KEY PERSONNEL

     The Company's success depends in part upon the continued services of its highly skilled personnel involved in management, production and distribution, and, in particular, upon the efforts and abilities of its executive management group. The loss of service of any of the members of its executive management group could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into employment agreements with members of its executive management group. The Company does not have key-person life insurance covering any of its employees. The success of the Company also depends upon its ability to attract and retain additional highly qualified employees. See "Management."

ENVIRONMENTAL, REGULATORY AND SAFETY MATTERS; PRODUCT RECALL


     The Company is subject to a broad range of federal, state and local laws and regulations intended to protect the public health and the environment, including those governing discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of solid or hazardous wastes and the remediation of contamination associated with releases of hazardous substances. The Company is also subject to regulation by the Occupational Safety and Health Administration ("OSHA"), the Food and Drug Administration ("FDA") and the United States Department of Agriculture ("DOA") and by various state and local authorities. Violations of these regulatory requirements can result in administrative, civil or criminal penalties being levied against the Company or in a cease and desist order against operations that are not in compliance.


     On October 30, 1998 the Company initiated a product recall for certain dry dog food manufactured at its Temple, Texas plant. The recall covers dry dog food manufactured at its Temple plant between July 1 and August 31, 1998 and does not apply to dry dog food manufactured at other plants or the Company's dry cat food, biscuits, treats or canned products. The recall resulted from reported sickness and death of dogs in the State of Texas. These conditions were attributed to elevated aflatoxins in corn, which is an ingredient in dry dog food. Aflatoxins are compounds produced from certain kinds of crop molds that can be caused by extreme weather conditions such as drought and heat. The Company has an extensive corn testing program for the detection of aflatoxins and that program has been intensified since the problems were reported. The Company maintains insurance against losses from illness or death of animals; however, the cost of the product recall is not covered by insurance. The Company is currently unable to estimate the cost of the recall. The Company does not believe that the recall will have a material impact on the Company's financial condition or results of operations.



     The Company believes that its operations are in material compliance with environmental, safety and other regulatory requirements; however, there can be no assurance that such requirements will not change in the future or that the Company will not incur significant costs in the future (i) to comply with such requirements, (ii) to effect future recalls or (iii) in connection with the effect on the Company's business of such matters. See
"Business -- Environmental, Regulatory and Safety Matters; Product Recall."


INTERESTS OF UNDERWRITERS


     DLJMB, an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation
("DLJSC"), will receive approximately $     million in proceeds of the Offering
as a Selling Stockholder. CMIHI, an affiliate of CSI, will receive approximately
$     million in proceeds of the Offering as payment for redemption of 200,000 shares of preferred stock. Affiliates of CMIHI and DLJSC will receive proceeds from the Offering in connection with the repayment of the New Credit Facility. Each of CSI and DLJSC will receive underwriting discounts and commissions in connection with the Offering. See "Certain Transactions" and "Underwriting."



     Pursuant to the Investors' Agreement, DLJMB has the right to designate one representative to the Board of Directors (the "DLJMB Designee"), and CMIHI has the right to designate one representative to the Board of Directors (the "Chase Designee"). In addition, one representative to the Board of Directors shall be designated by the mutual agreement of all of the following: the DLJMB Designee, the Chase Designee and George B. Kelly (so long as Mr. Kelly is one of the two Summit-Investor Designees (as defined herein) or, if Mr. Kelly is not then one of the two Summit-Investor Designees, by any of the Summit-Investor Designees). See "Certain Transactions -- Investors' Agreement."


     Under Rule 2720 of the Conduct Rules ("Rule 2720") of the National Association of Securities Dealers, Inc. ("NASD"), DLJSC may be deemed to be an "affiliate" of the Company and to have a "conflict of interest" with the Company by virtue of the fact that affiliates of DLJSC may be deemed to beneficially own greater than 10% of the voting stock of the Company. Under Rule 2720, when a member of the NASD proposes to underwrite or otherwise assist in the distribution of an affiliate's securities in a public offering, the price to public at which such securities are to be distributed to the public must not be lower than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of due diligence with respect thereto. A "qualified independent underwriter" within the meaning of such rules will assume the responsibilities of acting as such in pricing the Offering and conducting due diligence. See "Underwriting."

ABSENCE OF PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common
Stock. Although the Company intends to list the Common Stock on the        ,
there can be no assurance that an active trading market will develop or continue upon completion of the Offering. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters (including the qualified independent underwriter) and may not be indicative of the market price of the Common Stock after the Offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Company's business strategy, general trends in the pet food industry, cost of raw materials, competition and other factors. In addition, stock markets experience extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of affected companies. A broad fluctuation in the market in which the Company's securities is traded may adversely affect the market price of the Common Stock.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Sales of substantial amounts of Common Stock in the public market subsequent to the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. Upon consummation of the
Offering, the Company will have           shares of Common Stock outstanding
(          shares if the Underwriters' over-allotment option is exercised in
full). Of these shares, the           shares of Common Stock outstanding not
being registered in the Offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. Certain stockholders of the Company have been granted registration rights. See "Certain Transactions -- Investors' Agreement." In addition, options
to purchase           shares of Common Stock are exercisable prior to or upon
consummation of the Offering. The Company, the executive officers and directors of the Company, certain other stockholders and the Selling Stockholders have agreed not to sell any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of DLJSC. See "Shares Eligible for Future Sale" and "Underwriting."

ANTITAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation and Bylaws, each as amended, contain various provisions, including certain notice provisions, provisions prohibiting the taking of stockholder action by written consent and provisions authorizing the Company to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. After the Offering, the ownership by Summit, DLJMB and CMIHI, together with the beneficial ownership of Common Stock of the Company's officers, directors and their affiliates, of a substantial number of shares of Common Stock could also discourage such bids. See "Description of Capital Stock -- Antitakeover Provisions" and "Principal and Selling Stockholders."

     The Company's Board of Directors is authorized to issue, from time to time, without any action on the part of the Company's stockholders, up to shares of preferred stock in one or more series, with such relative rights, powers, preferences, limitations and restrictions as are determined by the Board of Directors at the time of issuance. Accordingly, the Board of Directors is empowered to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could be utilized, under either circumstance, as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Stock" and "-- Antitakeover Provisions."

NO ANTICIPATED DIVIDENDS


     The Company expects to retain cash generated from future operations to support its cash needs and does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. In addition, dividends or distributions by the Company may be restricted by the New Credit Facility, the
Note Indenture and other indebtedness that may be incurred by the Company. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DILUTION

     Investors in the Common Stock offered hereby will experience immediate and
substantial dilution in net tangible book value per share of           (based on
the initial public offering price of      per share). See "Dilution."

YEAR 2000

     The Company has conducted a comprehensive review of its computer software to identify the systems that could be affected by the "year 2000" issue. The year 2000 issue results from computer programs being written using two digits (rather than four) to define the applicable year. As a result, certain of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This calculation could result in a major system failure or miscalculations.


     The Company has made an assessment of year 2000 compliance and reviewed its business application software which resulted in plans to either replace or upgrade all essential business software at an estimated cost of $3.5 million. The Company is currently reviewing its administrative hardware and software (networks, communications and security systems) and the software related to manufacturing equipment. The Company has implemented a program to confirm year 2000 compliance with all third parties with which the Company has material relationships.



     As of September 30, 1998, the Company had incurred costs of approximately $2.4 million in connection with year 2000 compliance. The Company intends to test and verify its year 2000 compliance by July 1999, including third party compliance. Management believes that a failure to complete its year 2000 compliance, or a failure by parties with whom the Company has material relationships to complete year 2000 compliance by such date could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that it can provide the resources necessary to ensure year 2000 compliance prior to the year 2000. However, should the Company be delayed in its compliance with year 2000, the Company may experience a decrease in efficiency that could have a material adverse effect on results of operations. The Company also believes that a sufficient number of suppliers exist if the Company's current suppliers are delayed in their efforts to achieve year 2000 compliance, thereby minimizing risk to the Company. The Company has developed contingency plans that include moving production within its plant network, securing additional ingredient storage facilities and transferring procurement to year 2000 compliant suppliers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                                  THE COMPANY


     The Company was formed in 1995 by a group of investors led by SCI, DLJMB, CMIHI and certain members of existing management to acquire Doane for an aggregate purchase price of $249.1 million, including existing indebtedness. Bob
L. Robinson, a director of the Company and Doane, Terry W. Bechtel, a Vice President of Doane, Dick Weber, Managing Director of Field Sales of Doane, and Earl Clements, Central Regional Director -- Production of Doane, are the only four persons from such existing management who are still affiliated with the Company. Doane had previously been a manufacturer of dry pet food for 37 years. In April 1998, the Company acquired IPES for $26.2 million (net of cash purchased of $1.9 million) and the assumption of indebtedness of $1.9 million.



     In August 1998, the Company acquired Windy Hill for approximately 8.0 million shares of Common Stock and the assumption of $183.5 million of indebtedness. Windy Hill was a manufacturer of pet food products based in Tennessee. In November 1998 Windy Hill was merged into Doane.



     Windy Hill was formed in February 1995 by a group of investors led by Dartford Partnership L.L.C. to acquire substantially all of the assets and liabilities of the pet food division of Martha White Foods, Inc. for $21.0 million. In April 1996, Windy Hill acquired the assets and liabilities associated with certain pet food product lines of Heinz Inc. for a purchase price of $52.5 million. In May 1997, Windy Hill acquired Hubbard Milling Company ("Hubbard") for a net purchase price of $131.1 million. Subsequent to such acquisition, Windy Hill sold the animal feed division of Hubbard for a sales price of approximately $50.0 million, net of taxes. In February 1998, Windy Hill acquired all of the assets of the AGP pet food division ("AGP") of Consolidated Nutrition, L.C. for a purchase price of approximately $12.4 million. In April 1998, Windy Hill acquired certain pet food assets and certain liabilities associated with the NuPet division of Nulaid Foods, Inc. ("NuPet") for a purchase price of approximately $3.1 million. In June 1998, Windy Hill acquired Deep Run Packing Company, Inc. ("Deep Run") for a net purchase price of approximately $16.4 million.



     The Company is incorporated under the laws of the State of Delaware. The Company's principal executive offices are located at 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, and its telephone number at such offices is
(615) 373-7774.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated at
approximately $139.0 million (or $     million if the Underwriters'
over-allotment option is exercised).



     The Company intends to use the proceeds of the Offering to repay approximately $81.3 million of borrowings under the New Credit Facility and $57.8 million to repurchase the preferred stock of Doane. The remainder of the proceeds will be used for general corporate purposes. Borrowings under the New Credit Facility carry floating rates of interest that, as of November 30, 1998, equaled a weighted average of 8.5% per annum, and are due as follows: (i) borrowings of $75 million under the Tranche A Facility have a final maturity of March 31, 2005, (ii) borrowings of $85 million under the Tranche B Facility have a final maturity of December 31, 2005, (iii) borrowings of $85 million under the Tranche C Facility have a final maturity of December 31, 2006 and (iv) borrowings under the revolver have a final maturity of March 31, 2005.



     Borrowings under the New Credit Facility to be repaid with the proceeds of this Offering were incurred in November 1998 in order to fund the cash requirements of the Refinancing Transactions, repay borrowings under and retire the Company's previous credit facilities, repay other debt and repay a bridge financing incurred in connection with the tender offer for the Windy Hill Notes.


                                DIVIDEND POLICY


     The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to retain its cash for the continued growth of its business. In addition, the New Credit Facility and the
Note Indenture restrict the ability of Doane to pay dividends to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     The net tangible book value of the Company as of September 30, 1998 was
$     per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares offered hereby and the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering), the net tangible book value
of the Company at September 30, 1998 would have been $     per share. This
represents an immediate increase in the net tangible book value of $     per
share to existing stockholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after the Offering) to new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution to new investors purchasing Common Stock in the Offering of $ per share:



Assumed public offering price per share...............................   $
     Net tangible book value per share at September 30,
       1998.................................................  $
     Increase per share attributable to new investors.......
Pro forma net tangible book value per share after the Offering........
                                                                         --------
Dilution per share to new investors...................................   $
                                                                         ========



     The following table sets forth, as of September 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing stockholders (including the stockholders that received shares of Common Stock in the Windy Hill Acquisition) and by new investors:


                                                                 TOTAL CASH
                                       SHARES PURCHASED        CONSIDERATION        AVERAGE
                                      -------------------   --------------------   PRICE PER
                                       NUMBER     PERCENT     AMOUNT     PERCENT     SHARE
Existing stockholders...............                    %   $                  %    $
New investors.......................
                                      ---------   ------    ----------   ------
          Total.....................               100.0%   $            $100.0%
                                      =========   ======    ==========   ======


     The foregoing computations assume no exercise of outstanding stock options under the Company's stock option plans. Options covering a total of shares of Common Stock are outstanding under the 1996 Stock Option Plan, and
have a weighted average exercise price of $          per share. See
"Management -- Stock Option and Stock Purchase Plans." In the event the shares currently subject to outstanding options under the 1996 Stock Option Plan and outstanding warrants were included in the foregoing calculations, the net tangible book value per share before the Offering would be
$          , the pro forma net tangible book value per share after the Offering
would be $          and the dilution per share to new investors would be
$          . In addition, the average price per share paid by existing
stockholders would increase to $     per share.

                                 CAPITALIZATION


     The following table sets forth, as of September 30, 1998, (i) the historical capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the Refinancing Transactions and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the Offering. See "Description of New Credit Facility" and "Description of Senior Subordinated Notes." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Windy Hill and the related notes thereto included elsewhere in this Prospectus.



                                                                    AT SEPTEMBER 30, 1998
                                                          ------------------------------------------
                                                                                        PRO FORMA
                                                          HISTORICAL   PRO FORMA(1)   AS ADJUSTED(2)
                                                          ----------   ------------   --------------
                                                                        (IN THOUSANDS)
Total debt(3):
     Existing credit facilities.........................   $ 96,557      $     --        $     --
     New Credit Facility................................                  286,867         205,607
     IPES Debt..........................................     25,318        25,318          25,318
     Industrial Revenue Bonds...........................      8,496         8,496           8,496
     Senior Notes.......................................    160,000            --              --
     Senior Subordinated Notes(4).......................                  146,951         146,951
     Windy Hill Notes...................................    120,000            --              --
     Other..............................................     13,295            --              --
                                                           --------      --------        --------
          Total debt(3).................................    423,666       467,632         386,372
Senior Exchangeable Preferred Stock, 10,000,000 shares
  authorized; 1,200,000 shares issued and outstanding;
  no shares issued and outstanding, pro forma as
  adjusted(5)...........................................     35,898        35,898              --
Stockholders' equity:
     Common Stock, par value $0.0001 per share,
                      shares authorized;
       shares issued and outstanding;
       shares issued and outstanding, pro forma;
                      shares issued and outstanding, pro
       forma as adjusted(6)(7)..........................          2             2               2
     Additional paid-in capital.........................     73,544        73,544         212,544
     Accumulated other comprehensive income.............        472           472             472
     Accumulated deficit................................     (6,742)      (37,985)        (60,773)
                                                           --------      --------        --------
          Total stockholders' equity....................     67,276        36,033         152,245
                                                           --------      --------        --------
            Total capitalization........................   $526,840      $539,563        $538,617
                                                           ========      ========        ========


------------------------------


(1) To give effect to the Refinancing Transactions and the application of the proceeds therefrom.



(2) As adjusted to give effect to the Offering and the application of the proceeds therefrom.


(3) Total debt includes current portion of long-term debt.


(4) The Senior Subordinated Notes have an aggregate principal amount of $150 million and have been recorded at their principal amount less unamortized discounts of approximately $3.0 million.



(5) The preferred stock had an initial liquidation preference of $30.0 million (accreted liquidation value of $45.6 million at September 30, 1998) and was sold as a unit with warrants to purchase shares of Common Stock of the Company for aggregate consideration of $30.0 million. Approximately $12.9 million of such consideration was allocated to the value of the warrants and is recorded as stockholders' equity.



(6) The Company has two classes of Common Stock, Class A Common Stock and Class B Common Stock. As of November 30, 1998, there were approximately 20.1 million shares of Class A Common Stock outstanding and approximately 2.9 million shares of Class B Common Stock outstanding. Class A and Class B Common Stock are identical except that Class B Common Stock has no voting rights. All of the shares of Class B Common Stock are owned by CMIHI and are convertible into Class A Common Stock at the holder's election. References to shares of Common Stock in the table above and throughout this Prospectus are to the Company's Class A Common Stock and Class B Common Stock on a combined basis.



(7) Does not include warrants convertible into approximately 6.8 million shares of Common Stock and approximately 2.0 million shares of Common Stock issuable upon exercise of options outstanding under the Company's 1996 Stock Option Plan. See "Management -- Stock Option and Stock Purchase Plans."

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS


     The following unaudited condensed consolidated pro forma financial statements consist of (i) the unaudited pro forma condensed combined statements of operations of the Company and Windy Hill for the fiscal year ended December 31, 1997 and for the nine months ended September 30, 1998 and related notes,
(ii) the unaudited pro forma condensed consolidated balance sheet of the Company as of September 30, 1998 and related notes, (iii) the unaudited pro forma condensed consolidated statements of operations of the Company for the fiscal year ended December 31, 1997 and for the nine months ended September 30, 1998, and related notes (iv) the unaudited pro forma condensed consolidated statements of operations of Windy Hill for the fiscal year ended December 27, 1997 and for the seven months ended August 2, 1998. The unaudited pro forma financial statements of the Company give effect to the IPES Acquisition as if such transaction had occurred on January 1, 1997. The unaudited pro forma financial statements of Windy Hill give effect to the acquisitions of Hubbard, AGP, NuPet, Deep Run and the purchase by Windy Hill of certain joint venture interests held by third parties as if such transactions had occurred on January 1, 1997. The condensed combined unaudited pro forma statements of operations give effect to the pro forma results of the Company and Windy Hill for the entire periods indicated as if the Refinancing Transactions and the Offering had occurred on January 1, 1997. The combined unaudited pro forma balance sheet gives effect to the Refinancing Transactions, the Offering and the use of proceeds therefrom, in each case as if such transactions had occurred on September 30, 1998.



     The historical data of the Company for the fiscal year ended December 31, 1997 have been derived from the Company's audited consolidated financial statements and the historical data for the nine months ended September 30, 1998 have been derived from the unaudited interim financial statements of the Company. The historical data of Windy Hill have been derived from its audited financial statements for the year ended December 27, 1997 and the historical data for the seven months ended August 2, 1998 have been derived from Windy Hill's interim unaudited financial statements.



     The unaudited condensed consolidated pro forma financial statements are based on assumptions and include adjustments as explained in the notes thereto. The unaudited condensed consolidated pro forma financial statements are not necessarily indicative of the actual financial results if the transactions described in the preceding paragraph had been effective on and as of the dates indicated and should not be indicative of operations in future periods or as of future dates. The unaudited condensed consolidated pro forma financial statements should be read in conjunction with the notes thereto and the historical audited and unaudited consolidated financial statements of the Company, Windy Hill and Hubbard and the notes thereto included elsewhere in this Prospectus.

              CONDENSED COMBINED DOANE PET CARE ENTERPRISES, INC.
                     AND WINDY HILL PET FOOD HOLDINGS, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                              PRO FORMA                   PRO FORMA
                                   PRO FORMA    PRO FORMA    ADJUSTMENTS                 ADJUSTMENTS        COMBINED
                                    COMPANY       WINDY          FOR       COMBINED    FOR REFINANCING      COMPANY
                                      (SEE      HILL (SEE    WINDY HILL     COMPANY     TRANSACTIONS       PRO FORMA
                                   TABLE 1-A)   TABLE 2-A)   ACQUISITION   PRO FORMA    AND OFFERING     AS ADJUSTED(G)
                                   ----------   ----------   -----------   ---------   ---------------   --------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales........................   $585,837     $304,041      $(4,197)(a) $885,681        $    --          $885,681
Cost of goods sold...............    500,815      231,441           --      732,256             --           732,256
                                    --------     --------      -------     --------        -------          --------
Gross profit.....................     85,022       72,600       (4,197)     153,425             --           153,425
Operating expenses:
    Promotion and distribution...     32,956       37,377       (4,197)(a)   66,136             --            66,136
    Selling, general and
      administrative.............     19,240       16,507       (1,692)(b)   34,055           (300)(b)        33,755
Non-recurring transition costs...         --        1,571           --        1,571             --             1,571
                                    --------     --------      -------     --------        -------          --------
    Income from operations.......     32,826       17,145        1,692       51,663            300            51,963
Interest expense, net............     24,457       19,183           --       43,640         (7,916)(c)        35,724
Non-recurring finance charge.....         --           --           --           --          4,486(e)          4,486
Equity in earnings of joint
  ventures.......................       (186)        (480)          --         (666)            --              (666)
Other expense, net...............       (148)          66           --          (82)            --               (82)
                                    --------     --------      -------     --------        -------          --------
    Income (loss) before taxes...      8,703       (1,624)       1,692        8,771          3,730            12,501
Income tax expense (benefit).....      3,242           18          831(d)     4,091          1,417(d)          5,508
                                    --------     --------      -------     --------        -------          --------
    Income (loss) before
      extraordinary items........   $  5,461     $ (1,642)     $   861     $  4,680        $ 2,313          $  6,993
                                    ========     ========      =======     ========        =======          ========
Basic and diluted earnings per
  share..........................                                                                           $   0.49
Basic and diluted weighted
  average number of shares
  outstanding....................                                                                             14,188
EBITDA(f)........................                                                                           $ 71,446
                                                                                                            ========
Adjusted EBITDA(f)...............                                                                           $ 77,503
                                                                                                            ========


      See accompanying notes to unaudited pro forma financial statements.

              CONDENSED COMBINED DOANE PET CARE ENTERPRISES, INC.
                     AND WINDY HILL PET FOOD HOLDINGS, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                                                                     PRO FORMA
                                                           PRO FORMA                ADJUSTMENTS
                                PRO FORMA    PRO FORMA    ADJUSTMENTS                   FOR           COMBINED
                                 COMPANY     WINDY HILL       FOR       COMBINED    REFINANCING       COMPANY
                                   (SEE         (SEE      WINDY HILL     COMPANY    TRANSACTIONS     PRO FORMA
                                TABLE 1-B)   TABLE 2-B)   ACQUISITION   PRO FORMA   AND OFFERING   AS ADJUSTED(G)
                                ----------   ----------   -----------   ---------   ------------   --------------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales.....................   $468,977     $175,111      $(2,414)(a) $641,674      $    --         $641,674
Cost of goods sold............    383,131      130,795                   513,926           --          513,926
                                 --------     --------      -------     --------      -------         --------
Gross profit..................     85,846       44,316       (2,414)     127,748           --          127,748
Operating expenses:
     Promotion and
       distribution...........     30,688       19,874       (2,414)(a)   48,148           --           48,148
     Selling, general and
       administrative.........     21,230       12,014       (1,343)(b)   31,901         (225)(b)       31,676
Non-recurring transition
  costs.......................      4,311        8,456                    12,767           --           12,767
                                 --------     --------      -------     --------      -------         --------
     Income from operations...     29,617        3,972        1,343       34,932          225           35,157
Interest expense, net.........     19,920       11,194                    31,114       (4,321)(c)       26,793
Equity in earnings of joint
  ventures....................       (111)        (463)                     (574)                         (574)
Other expense, net............       (182)         (87)                     (269)                         (269)
                                 --------     --------      -------     --------      -------         --------
     Income before taxes......      9,990       (6,672)       1,343        4,661        4,546            9,207
Income tax expense
  (benefit)...................      3,397         (420)         652(d)     3,629        1,727(d)         5,356
                                 --------     --------      -------     --------      -------         --------
     Income before
       extraordinary items....   $  6,593     $ (6,252)     $   691     $  1,032      $ 2,819         $  3,851
                                 ========     ========      =======     ========      =======         ========
Basic and diluted earnings per
  share.......................                                                                        $   0.24
Basic and diluted weighted
  average number of shares
  outstanding.................                                                                          16,360
EBITDA(f).....................                                                                        $ 53,746
                                                                                                      ========
Adjusted EBITDA(f)............                                                                        $ 66,513
                                                                                                      ========


      See accompanying notes to unaudited pro forma financial statements.

              CONDENSED COMBINED DOANE PET CARE ENTERPRISES, INC.
                     AND WINDY HILL PET FOOD HOLDINGS, INC.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


(a) Adjustment to reclassify $4,197 for the year ended December 31, 1997 and $2,414 for the seven months ended August 2, 1998 of Windy Hill's cash discounts to net sales from promotion and distribution expenses to conform the accounting policies of Windy Hill to those of the Company.


(b) Adjustments to selling, general and administrative expenses to eliminate certain non-recurring fees and expenses and recognize additional amortization of goodwill resulting from the Windy Hill Acquisition are set forth below:


                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
      RESULTING FROM THE WINDY HILL ACQUISITION:
      Headcount reductions..................................     $1,381         $1,132
      Advisory fees.........................................        807            583
      Amortization of goodwill ($19.9 million amortized over
       40 years)............................................       (496)          (372)
                                                                 ------         ------
                                                                 $1,692         $1,343
                                                                 ======         ======



     The Company has determined that the services performed by certain former employees of Windy Hill will no longer be required and those services will be performed by existing employees of the Company whose costs are in the historical income statement of the Company. The financial advisory fees for Dartford Partnership L.L.C. were terminated upon the consummation of the

      RESULTING FROM THE OFFERING:
      Advisory fees...................................     $  300         $  225
                                                           ======         ======






     The obligation to pay financial advisory fees for Summit Capital and DLJSC will terminate upon the consummation of the Offering in accordance with the terms of the financial advisory fee agreements.



(c) Pro forma as adjusted interest expense, which includes amortization of deferred financing costs, has been calculated on pro forma debt levels and applicable interest rates after giving effect to the Refinancing Transactions and the Offering and the application of the net proceeds to the Company therefrom. The table below presents pro forma as adjusted interest expense noted with the respective interest rates:



                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
      New Credit Facility ($205.6 million estimated at
       8.35%)...............................................    $ 17,226        $12,919
      Senior Subordinated Notes ($150.0 million at 9.75%)...      14,984         11,238
      IPES Debt ($25.3 million at 6.50%)....................       1,646          1,234
      Industrial Revenue Bonds ($8.5 million at a blended
       rate of 6.70%).......................................         602            452
      Amortization of deferred financing costs ($9.7 million
       amortized over seven to ten years)...................       1,266            950
                                                                --------        -------
                                                                $ 35,724        $26,793
      Less historical interest expense......................      43,640         31,114
                                                                --------        -------
      Adjustment............................................    $ (7,916)       $(4,321)
                                                                ========        =======



     The effect of a 0.25% change in the annual interest rate of the New Credit Facility would change pro forma interest expense by $514 for the year ended December 31, 1997 and $386 for the nine months ended September 30, 1998.

(d) Reflects an adjustment to income tax expense to tax effect the pro forma adjustments at the combined state and federal statutory rate of 38% for the year ended December 31, 1997 and for the nine months ended September 30, 1998. In calculating the tax adjustment, the goodwill amortization as calculated in (b) above has not been tax effected as it is non-deductible for tax purposes.



(e) Represents non-recurring interim bridge debt financing costs that were expensed concurrently with the issuance of the New Credit Facility.



(f) EBITDA for any relevant period presented above is defined as earnings before interest expense net, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as defined plus non-recurring expenses and transition costs. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating income, as an indicator of liquidity or as a substitute (or net cash) provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it useful.



(g) The Windy Hill Acquisition provides the Company with the opportunity to achieve cost savings in the following areas which have not been reflected in the Pro Forma Statement of Operations:


      (i) Selling, general and administrative expense primarily due to headcount reductions not reflected in footnote (b);

      (ii) Purchasing cost savings through economies of scale and raw material cost savings through formula rationalizations; and

      (iii) Distribution cost savings, improved efficiencies and reduced overtime through optimizing production schedules at the network of 32 domestic manufacturing facilities.

                        DOANE PET CARE ENTERPRISES, INC.


                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET


                            AS OF SEPTEMBER 30, 1998



                                                                     PRO FORMA
                                                                    ADJUSTMENTS
                                                                        FOR                      PRO FORMA       COMPANY
                                                        COMPANY     REFINANCING      COMPANY    ADJUSTMENTS     PRO FORMA
                                                       HISTORICAL   TRANSACTIONS    PRO FORMA   FOR OFFERING   AS ADJUSTED
                                                       ----------   ------------    ---------   ------------   -----------
                                                                                 (IN THOUSANDS)
ASSETS
Current assets:
    Cash and cash equivalents........................   $  3,833      $     --      $  3,833      $             $  3,833
    Trade and other accounts receivable, net.........     86,759            --        86,759                      86,759
    Inventories......................................     52,901            --        52,901                      52,901
    Deferred income tax benefits.....................      6,562         7,470(a)     16,964           509(d)     17,473
                                                                         2,932(b)
    Prepaid expenses and other assets................     16,333            --        16,333                      16,333
                                                        --------      --------      --------      --------      --------
        Total current assets.........................    166,388        10,402       176,790           509       177,299
Property, plant and equipment, net...................    201,665            --       201,665                     201,665
Goodwill, net........................................    263,368            --       263,368                     263,368
Other assets.........................................     33,351        11,126(a)     29,251        (1,455)(d)    27,796
                                                                       (15,226)(b)
                                                        --------      --------      --------      --------      --------
        Total assets.................................   $664,772      $  6,302      $671,074      $   (946)     $670,128
                                                        ========      ========      ========      ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt...........   $  8,859      $  1,393(a)   $ 10,252                    $ 10,252
    Accounts payable.................................     64,782            --        64,782                      64,782
    Accrued liabilities..............................     42,091            --        42,091                      42,091
                                                        --------      --------      --------      --------      --------
        Total current liabilities....................    115,732         1,393       117,125                     117,125
Long-term debt, excluding current installments.......    414,807        42,573(a)    457,380       (81,260)(c)   376,120
Post-retirement benefit liability....................      6,562            --         6,562                       6,562
Other long term liabilities..........................      1,753            --         1,753                       1,753
Deferred income tax liability........................     22,744        (4,024)(a)    16,323                      16,323
                                                                        (2,397)(b)
                                                        --------      --------      --------      --------      --------
        Total liabilities............................    561,598        37,545       599,143       (81,260)      517,883
Preferred Stock......................................     35,898            --        35,898       (35,898)(c)        --
Stockholders' equity
    Common Stock.....................................          2            --             2                           2
    Additional paid-in capital.......................     73,544                      73,544       139,000(c)    212,544
Accumulated other comprehensive income...............        472            --           472                         472
    Accumulated deficit..............................     (6,742)      (21,346)(a)   (37,985)      (21,842)(c)   (60,773)
                                                                        (9,897)(b)                    (946)(d)
                                                        --------      --------      --------      --------      --------
        Total stockholders' equity...................     67,276       (31,243)       36,033       116,212       152,245
                                                        --------      --------      --------      --------      --------
        Total liabilities and stockholders' equity...   $664,772      $  6,302      $671,074      $   (946)     $670,128
                                                        ========      ========      ========      ========      ========


      See accompanying notes to unaudited pro forma financial statements.

                        DOANE PET CARE ENTERPRISES, INC.


            NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

                                 (IN THOUSANDS)


(a) Reflects the proceeds to the Company from the Refinancing Transactions and the application of proceeds therefrom:



                                                              (IN THOUSANDS)
     Sources:
       New Credit Facility..................................     $286,867
       Senior Subordinated Notes............................      146,951
                                                                 --------
          Total sources.....................................     $433,818
                                                                 ========
     Uses:
       Repayment of existing credit facilities..............     $ 96,557
       Repayment of Senior Notes............................      160,000
       Repayment of Windy Hill Notes........................      120,000
       Repayment of other debt..............................       13,295
       Deferred debt financing costs........................       11,126
       Costs of early extinguishment of debt................       28,354
       Non-recurring finance charge.........................        4,486
                                                                 --------
          Total uses........................................     $433,818
                                                                 ========



     The costs of early extinguishment of debt ($28,354) and the non-recurring finance charge ($4,486) have been reflected as a charge to retained earnings of $32,840 net of a tax benefit of $11,494 and will be charged to operations upon the consummation of the Refinancing Transactions.



(b) Reflects the impact on retained earnings of the write-off of financing costs of $15,226, net of a tax benefit of $5,329 associated with existing credit facilities, the Senior Notes and the Windy Hill Notes. The adjustment has not been reflected in the Pro Forma Statement of Operations and will be charged to operations upon the consummation of the Refinancing Transactions.



(c) Reflects the assumed proceeds to the Company from the Offering and the application of proceeds therefrom:



                                                              (IN THOUSANDS)
     Sources:
       The Offering.........................................     $150,000
                                                                 --------
          Total sources.....................................     $150,000
                                                                 ========
     Uses:
       Repayment of New Credit Facility.....................     $ 81,260
       Repayment of preferred stock.........................       35,898
       Underwriting discounts and related expenses..........       11,000
       Costs of early extinguishment of debt................       21,842
                                                                 --------
          Total uses........................................     $150,000
                                                                 ========



     One-third of the preferred stock will be repurchased at 114.0% pursuant to the terms of the Certificate of Designations under which the preferred stock was issued, and the other two-thirds will be repurchased on the open market at the prevailing market prices.



     The costs of early extinguishment of debt has been reflected as a charge to retained earnings of $21,842 and will be charged to operations upon the consummation of the Offering.



(d) Reflects the impact on retained earnings of the write-off of financing costs of $1,455, net of a tax benefit of $509, associated with the New Credit Facility. The adjustment has not been reflected in the Pro Forma Statement of Operations and will be charged to operations upon the consummation of the Offering.

                                   TABLE 1-A

                        DOANE PET CARE ENTERPRISES, INC.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                             COMPANY           IPES         ADJUSTMENTS FOR     PRO FORMA
                                          HISTORICAL(a)    HISTORICAL(b)    IPES ACQUISITION     COMPANY
                                          -------------    -------------    ----------------    ---------
                                                                  (IN THOUSANDS)
Net sales..............................     $564,741          $21,096           $    --         $585,837
Cost of goods sold.....................      482,896           17,636               283(c)       500,815
                                            --------          -------           -------         --------
Gross profit...........................       81,845            3,460              (283)          85,022
Operating expenses:
  Promotion and distribution...........       31,876            1,080                --           32,956
  Selling, general and
     administrative....................       17,985              788               467(d)        19,240
                                            --------          -------           -------         --------
     Income from operations............       31,984            1,592              (750)          32,826
Interest expense, net..................       22,463              117             1,877(e)        24,457
Equity in earnings of joint venture....         (186)              --                --             (186)
Other (income) expense, net............           84             (232)               --             (148)
                                            --------          -------           -------         --------
     Income before taxes...............        9,623            1,707            (2,627)(f)        8,703
Income tax expense.....................        3,389              674              (821)           3,242
                                            --------          -------           -------         --------
     Income before extraordinary
       items...........................     $  6,234          $ 1,033           $(1,806)        $  5,461
                                            ========          =======           =======         ========
EBITDA(g)..............................                                                         $ 46,784
                                                                                                ========
Adjusted EBITDA(g).....................                                                         $ 46,784
                                                                                                ========


      See accompanying notes to unaudited pro forma financial statements.

                                   TABLE 1-B

                        DOANE PET CARE ENTERPRISES, INC.

      UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



                                               COMPANY          IPES        ADJUSTMENTS FOR     PRO FORMA
                                            HISTORICAL(A)   HISTORICAL(B)   IPES ACQUISITION     COMPANY
                                            -------------   -------------   ----------------    ---------
                                                                   (IN THOUSANDS)
Net sales.................................    $462,991         $5,986            $  --          $468,977
Cost of goods sold........................     378,583          4,480               68(c)        383,131
                                              --------         ------            -----          --------
Gross profit..............................      84,408          1,506              (68)           85,846
Operating expenses:
  Promotion and distribution..............      30,381            307               --            30,688
  Selling, general and administrative.....      20,935            184              111(d)         21,230
  Non-recurring transition costs..........       4,311             --               --             4,311
                                              --------         ------            -----          --------
  Income from operations..................      28,781          1,015             (179)           29,617
Interest expense, net.....................      19,444             28              448(e)         19,920
Equity in earnings of joint venture.......        (111)            --               --              (111)
Other income, net.........................        (118)           (64)              --              (182)
                                              --------         ------            -----          --------
     Income before taxes..................       9,566          1,051             (627)            9,990
Income tax expense........................       3,226            367             (196)(f)         3,397
                                              --------         ------            -----          --------
     Income before extraordinary items....    $  6,340         $  684            $(431)         $  6,593
                                              ========         ======            =====          ========
EBITDA(g).................................                                                      $ 41,690
                                                                                                ========
Adjusted EBITDA(g)........................                                                      $ 46,001
                                                                                                ========


      See accompanying notes to unaudited pro forma financial statements.

                        DOANE PET CARE ENTERPRISES, INC.

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)


(a) The Company's historical financial statements for the nine months ended September 30, 1998 include the results of Windy Hill for the period from August 4, 1998 to September 30, 1998 and the results of IPES for the period from April 18, 1998 to September 30, 1998.



(b) Includes results for IPES for the entire year for the year ended December 31, 1997 and for the period January 1, 1998 to April 17, 1998 (the date of acquisition) for the nine-month period ended September 30, 1998.



(c) Adjustment to reflect $283 for the year ended December 31, 1997 and $68 for the nine months ended September 30, 1998 of additional depreciation resulting from the write-up of property, plant and equipment to fair value related to the IPES Acquisition.



(d) Adjustment to reflect $467 for the year ended December 31, 1997 and $111 for the nine months ended September 30, 1998 of additional goodwill and intangible amortization resulting from the IPES Acquisition.



(e)  Adjustments to interest expense to reflect the following:



                                                                                 NINE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1997           1998
                                                                 ------------   -------------
                                                                        (IN THOUSANDS)
   Effect of additional financing incurred in connection with the IPES Acquisition ($25.3 million at a blended rate of
     6.5%).....................................................     $1,803           $430
   Additional amortization of deferred financing cost resulting
     from the IPES Acquisition.................................         74             18
                                                                    ------           ----
                                                                    $1,877           $448
                                                                    ======           ====



(f) Reflects an adjustment to income tax expense to tax effect the pro forma adjustments at the combined federal and state statutory rate of 38% for the year ended December 31, 1997 and for the nine months ended September 30, 1998. In calculating the tax adjustment, the goodwill amortization as calculated in (d) above has not been tax effected as it is non-deductible for tax purposes.



(g) EBITDA for any relevant period presented above is defined as earnings before interest expense, net income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as defined plus nonrecurring expenses and transition costs. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it useful.

                                   TABLE 2-A

                       WINDY HILL PET FOOD HOLDINGS, INC.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE FISCAL YEAR ENDED DECEMBER 27, 1997


                                                                                                        PRO FORMA
                                                                                             OTHER     ADJUSTMENTS
                             WINDY HILL        HUBBARD           AGP          DEEP RUN      ACQUISI-       FOR         PRO FORMA
                            HISTORICAL(A)   HISTORICAL(B)   HISTORICAL(C)   HISTORICAL(D)   TIONS(E)   ACQUISITIONS    WINDY HILL
                            -------------   -------------   -------------   -------------   --------   ------------    ----------
                                                                       (IN THOUSANDS)
Net sales.................    $164,288         $42,332         $46,194         $28,667      $ 22,560     $    --        $304,041
Cost of goods sold........     113,288          32,222          43,809          23,400        19,806      (1,084)(f)     231,441
                              --------         -------         -------         -------      --------     -------        --------
Gross profit..............      51,000          10,110           2,385           5,267         2,754       1,084          72,600
Operating expenses:
    Promotion and
      distribution........      28,980           4,583             749           1,548         1,517          --          37,377
    Selling, general and
      administrative......      10,886           1,156           1,832           1,340           496         797(g)       16,507
Non-recurring transition
  costs...................       1,571              --              --              --            --          --           1,571
                              --------         -------         -------         -------      --------     -------        --------
    Income from
      operations..........       9,563           4,371            (196)          2,379           741         287          17,145
Interest expense, net.....      12,241              --              --              58            --       6,884(h)       19,183
Equity in earnings of
  joint ventures..........        (377)           (467)             --              --            --         364(i)         (480)
Other expense, net........          93             (60)             41               2           (10)         --              66
                              --------         -------         -------         -------      --------     -------        --------
    Income before taxes...      (2,394)          4,898            (237)          2,319           751      (6,961)         (1,624)
Income tax expense
  (benefit)...............        (574)             --              --              --            --         592(j)           18
                              --------         -------         -------         -------      --------     -------        --------
Income (loss) before
  extraordinary items.....    $ (1,820)        $ 4,898         $  (237)        $ 2,319      $    751     $(7,553)       $ (1,642)
                              ========         =======         =======         =======      ========     =======        ========
EBITDA(k).................                                                                                              $ 26,660
                                                                                                                        ========
Adjusted EBITDA(k)........                                                                                              $ 28,231
                                                                                                                        ========


      See accompanying notes to unaudited pro forma financial statements.

                                   TABLE 2-B

                       WINDY HILL PET FOOD HOLDINGS, INC.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS


                   FOR THE SEVEN MONTHS ENDED AUGUST 2, 1998



                                                                                                      PRO FORMA
                                                                                                   ADJUSTMENTS FOR        WHPF
                               WINDY HILL          AGP          DEEP RUN           OTHER          RECLASSIFICATIONS     PRO FORMA
                              HISTORICAL(A)   HISTORICAL(C)   HISTORICAL(D)   ACQUISITIONS(E)     AND ACQUISITIONS      COMBINED
                              -------------   -------------   -------------   ---------------   ---------------------   ---------
                                                                        (IN THOUSANDS)
Net sales...................    $151,460         $5,651          $13,740          $4,260               $    --          $175,111
Cost of goods sold..........     110,367          5,419           11,782           3,418                  (191)(f)       130,795
                                --------         ------          -------          ------               -------          --------
Gross profit................      41,093            232            1,958             842                   191            44,316
Operating expenses:
    Promotion and
      distribution..........      18,934             30              673             237                    --            19,874
    Selling, general and
      administrative........      10,857            302              590             164                   101(g)         12,014
Non-recurring transition
  costs.....................       8,456             --               --              --                    --             8,456
                                --------         ------          -------          ------               -------          --------
    Income from
      operations............       2,846           (100)             695             441                    90             3,972
Interest expense, net.......      10,226              5                2              (3)                  964(h)         11,194
Equity in earnings of joint
  ventures..................        (568)            --               --              --                   105(i)           (463)
Other expense, net..........          --             15             (102)             --                    --               (87)
                                --------         ------          -------          ------               -------          --------
    Income before taxes.....      (6,812)          (120)             795             444                  (979)           (6,672)
Income tax expense
  (benefit).................        (331)            --               --              --                   (89)(j)          (420)
                                --------         ------          -------          ------               -------          --------
    Income (loss) before
      extraordinary items...    $ (6,481)        $ (120)         $   795          $  444               $  (890)         $ (6,252)
                                ========         ======          =======          ======               =======          ========
EBITDA(k)...................                                                                                            $ 10,116
                                                                                                                        ========
Adjusted EBITDA(k)..........                                                                                            $ 18,572
                                                                                                                        ========


      See accompanying notes to unaudited pro forma financial statements.

                       WINDY HILL PET FOOD HOLDINGS, INC.


  NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)


(a) Windy Hill Pet Food Holdings, Inc. ("Windy Hill") was a private holding company which owned 100% of its subsidiary, Windy Hill Pet Food Company, Inc.


(b) Includes results of Hubbard for the period from January 1, 1997 to May 21, 1997 (the date of acquisition) for the fiscal year ended December 27, 1997.


(c) Includes results for AGP for the entire year for the fiscal year ended December 27, 1997, and for the period from January 1, 1998 to February 23, 1998 (the date of acquisition) for the seven-month period ended August 2, 1998.



(d) Includes results for Deep Run for the entire year for the year ended December 27, 1997 and for the period January 1, 1998 to June 1, 1998 (the date of acquisition) for the seven-month period ended August 2, 1998.



(e) Other acquisitions include the purchase of NuPet and the remaining 50% interest not previously owned in the Cartersville, Georgia and the Maumee, Ohio joint ventures. For the fiscal year ended December 27, 1997, results of NuPet and Cartersville are included for the entire year and results of Maumee are included from January 1, 1997 to August 31, 1997 (the date of acquisition). For the seven month period ended August 2, 1998, results of NuPet are included for the period January 1, 1998 to March 30, 1998 (the date of acquisition) and results of Cartersville are included from January 1, 1998 to February 28, 1998 (the date of acquisition).



(f) Adjustment to cost of goods sold to reflect $1,084 for the year ended December 27, 1997 and $191 for the seven months ended August 2, 1998 of reductions in depreciation expense resulting from the Hubbard, AGP, Deep Run, NuPet, Cartersville and Maumee acquisitions (the "WH Acquisitions").



(g) Adjustments to selling, general and administrative expense reflect $797 for the year ended December 27, 1997 and $101 for the seven months ended August 2, 1998 of additional amortization of goodwill resulting from the WH Acquisitions.



(h)  Adjustment to interest expense to reflect the following:



                                                                                SEVEN MONTHS
                                                             YEAR ENDED            ENDED
                                                          DECEMBER 27, 1997    AUGUST 2, 1998
                                                          -----------------   ----------------
                                                                     (IN THOUSANDS)
Windy Hill Notes ($84 million at 9.75%).................       $3,231               $ --
Credit facility ($12.5 million at 8.17%)................        1,021                162
Credit facility ($20.5 million at 10%)..................        2,050                801
Additional amortization of deferred financing cost
  resulting from the WH Acquisitions....................          582                  1
                                                               ------               ----
                                                               $6,884               $964
                                                               ======               ====



     For the fiscal year ended December 31, 1997, the interest adjustment for the Windy Hill Notes associated with the Hubbard acquisition includes interest for the period January 1, 1997 to May 21, 1997 (the date of the acquisition). The interest adjustment for the credit facility associated with the AGP, NuPet and Deep Run acquisitions includes interest for the entire period.



     For the seven months ended August 2, 1998, the interest adjustment for the credit facility includes interest for AGP, NuPet and Deep Run from the beginning of the year through their dates of acquisition.


(i) To eliminate equity in earning of joint ventures for the months prior to acquisition.


(j) Reflects an adjustment to income tax expense (benefit) to tax effect the pro forma adjustments at the combined state and federal rate of 39% for Windy Hill for the year ended December 27, 1997 and for the seven months ended August 2, 1998. In calculating the tax adjustment, approximately $740 and $90 of the goodwill as calculated in (g) above for the year ended December 27, 1997 and for the seven months ended August 2, 1998, respectively, has not been tax effected as it is non-deductible for tax purposes.



(k) EBITDA for any relevant period presented above is defined as earnings before interest expense, net income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as defined plus non-recurring expenses and transition costs. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it useful.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data, except for pet food sold, as of December 31, 1995, 1996 and 1997 and for the years ended December 31, 1996 and 1997, for the nine months ended September 30, 1995 and for the three months ended December 31, 1995 are derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected financial data presented below as of December 31, 1993 and 1994 and for the years ended December 31, 1993 and 1994 are derived from consolidated financial statements of the Company not included in this Prospectus. The selected consolidated financial data as of and for the nine months ended September 30, 1997 and 1998 are derived from the unaudited financial statements of the Company that in the opinion of management reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Company as of such dates and for such periods. The results for the nine-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the entire year. The information set forth below is qualified in its entirety and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and notes thereto, the financial statements of Windy Hill and notes thereto and the financial statements of Hubbard and notes thereto, included elsewhere in this Prospectus.



                                         PREDECESSOR(1)                                     THE COMPANY
                               -----------------------------------   ---------------------------------------------------------
                                                                        THREE                                  NINE MONTHS
                                   YEAR ENDED         NINE MONTHS       MONTHS           YEAR ENDED               ENDED
                                  DECEMBER 31,           ENDED          ENDED           DECEMBER 31,          SEPTEMBER 30,
                               -------------------   SEPTEMBER 30,   DECEMBER 31,   --------------------   -------------------
                                 1993       1994         1995            1995         1996        1997       1997       1998
                               --------   --------   -------------   ------------   --------    --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..................  $345,804   $377,018     $303,633       $ 114,958     $513,217    $564,741   $411,399   $462,991
  Cost of goods sold.........   280,498    308,622      247,394          97,184      446,776     482,896    352,877    378,583
                               --------   --------     --------       ---------     --------    --------   --------   --------
  Gross profit...............    65,306     68,396       56,239          17,774       66,441      81,845     58,522     84,408
  Operating Expenses:
    Promotion and
      distribution...........    23,566     23,007       17,675           6,484       26,480      31,876     23,798     30,381
    Selling, general and
      administrative.........    11,296     11,550        8,558           3,677       15,050      17,985     12,505     20,935
    Unusual items(2).........        --         --        9,440              --           --          --         --         --
    Non-recurring transition
      cost(3)................        --         --           --              --           --          --         --      4,311
                               --------   --------     --------       ---------     --------    --------   --------   --------
      Income from
        operations...........    30,444     33,839       20,566           7,613       24,911      31,984     22,219     28,781
  Interest expense, net......     1,707      2,494        3,611           5,806       22,471      22,463     16,973     19,444
  Non-recurring finance
    charge(4)................        --         --           --              --        4,815          --         --         --
  Equity in earnings of joint
    venture..................        --         --           --              --           --        (186)      (117)      (111)
  Other expense, net.........       (67)       (11)          (8)             29           (2)         84         65       (118)
                               --------   --------     --------       ---------     --------    --------   --------   --------
      Income before taxes....    28,804     31,356       16,963           1,778       (2,373)      9,623      5,298      9,566
  Income tax expense
    (benefit)................       276        356          217             754         (855)      3,389      1,917      3,226
                               --------   --------     --------       ---------     --------    --------   --------   --------
  Income (loss) before
    extraordinary item(5)....  $ 28,528   $ 31,000     $ 16,746       $   1,024     $ (1,518)   $  6,234   $  3,381   $  6,340
                               ========   ========     ========       =========     ========    ========   ========   ========
  Basic earnings per share...
  Basic weighted average
    shares outstanding.......
  Diluted earnings per
    share....................
  Diluted weighted average
    shares outstanding.......
OTHER DATA:
  Cash flows provided by
    (used in) operating
    activities...............  $ 25,820   $ 39,250     $ 12,954       $   2,711     $ 18,583    $ 20,972   $  9,603   $ 16,017
  Cash flows provided by
    (used in) investing
    activities...............     4,070     12,368       (3,677)       (209,346)     (11,489)    (15,161)   (13,192)   (51,973)
  Cash flows provided by
    (used in) financing
    activities...............   (17,768)   (16,808)     (20,568)        204,635       (8,644)     (5,811)     3,589     39,564
  EBITDA(6)..................    35,103     38,613       24,364          10,063       35,264      43,216     30,290     40,364
  Adjusted EBITDA(6).........    35,103     38,613       33,804          10,063       40,079      43,216     30,290     44,675

                                         PREDECESSOR(1)                                     THE COMPANY
                               -----------------------------------   ---------------------------------------------------------
                                                                        THREE                                  NINE MONTHS
                                   YEAR ENDED         NINE MONTHS       MONTHS           YEAR ENDED               ENDED
                                  DECEMBER 31,           ENDED          ENDED           DECEMBER 31,          SEPTEMBER 30,
                               -------------------   SEPTEMBER 30,   DECEMBER 31,   --------------------   -------------------
                                 1993       1994         1995            1995         1996        1997       1997       1998
                               --------   --------   -------------   ------------   --------    --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Depreciation and
    amortization expense.....     4,526      4,660        3,694           2,359       15,972      12,141      8,880     12,392
  Capital expenditures(7)....     4,119     12,159        4,224           1,297        7,901      14,437     12,933     14,132
  Pet food sold (thousands of
    tons)....................       897        942          774             288        1,189       1,237        896      1,025



                                                                      DECEMBER 31,                       SEPTEMBER 30,
                                                  ----------------------------------------------------   -------------
                                                    1993       1994       1995       1996       1997         1998
                                                  --------   --------   --------   --------   --------   -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital.............................  $ 31,194   $ 35,410   $ 38,894   $ 26,123   $ 25,645     $ 50,656
    Total assets................................   117,962    142,710    309,584    338,293    338,184      664,772
    Total debt..................................    32,776     68,436    209,738    206,603    200,410      423,666
    Preferred stock.............................        --         --     18,414     24,160     30,545       35,898
    Stockholders' equity........................    50,148     31,759     40,111     33,247     33,946       67,276


---------------

(1) The Company was formed by a group of investors in 1995 to acquire Doane (the "1995 Acquisition"). For financial statement purposes, the 1995 Acquisition was accounted for as a purchase acquisition effective October 1, 1995. The effects of the 1995 Acquisition have been reflected in the Company's consolidated assets and liabilities at that date. As a result, the Company's consolidated financial statements for the periods subsequent to September 30, 1995 are presented on the successor's new basis of accounting, while financial statements for September 30, 1995 and prior periods are presented on the predecessor's historical cost basis of accounting. See Note 1 of the Consolidated Financial Statements of the Company.


(2) Represents non-recurring bonus payments to senior management in connection with the 1995 Acquisition.



(3) Represents certain non-recurring transition expenses in connection with the Windy Hill Acquisition.



(4) Non-recurring finance charge includes $4,815 of interim bridge debt financing costs that were incurred in conjunction with the issuance of the Senior Notes in 1996.



(5) Income before extraordinary items of the Company's predecessor does not include any provision for federal income taxes. Prior to the 1995 Acquisition, Doane was organized as a subchapter S corporation. Consequently, Doane did not pay federal, state or local income taxes except in those states that did not recognize subchapter S status or that required the payment of franchise taxes based on income.



(6) EBITDA for any relevant period presented above is defined as net income plus interest expense net income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as defined plus unusual items, nonrecurring expenses and transition costs. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is included because management believes that certain investors may find it useful. See "Unaudited Condensed Pro Forma Financial Statements" and the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.



(7) Capital expenditures exclude payments for acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORY OF THE COMPANY


     The Company was formed in 1995 by a group of investors led by SCI, DLJMB, CMIHI and certain members of existing management to acquire Doane for an aggregate purchase price of $249.1 million, including existing indebtedness. Doane had previously been a manufacturer of dry pet food for 37 years. The Company's sole asset and activities are its ownership of the common stock of Doane. The Company has no other operations. In April 1998, the Company acquired IPES for $26.2 million (net of cash purchased of $1.9 million) and the assumption of indebtedness of $1.9 million.



     In August 1998, the Company acquired Windy Hill for approximately 8.0 million shares of Common Stock and the assumption of $183.5 million of indebtedness. Windy Hill was merged into Doane in November 1998. Windy Hill was a manufacturer of pet food products based in Tennessee.


     Windy Hill was formed in February 1995 by a group of investors led by Dartford Partnership L.L.C. to acquire substantially all of the assets and liabilities of the pet food division of Martha White Foods, Inc. for $21.0 million. In April 1996, Windy Hill acquired the assets and liabilities associated with certain pet food product lines of Heinz Inc. for a purchase price of $52.5 million. In May 1997, Windy Hill acquired Hubbard for a net purchase price of $131.1 million. Subsequent to such acquisition, Windy Hill sold the animal feed division of Hubbard for a sales price of approximately $50.0 million, net of taxes. In February 1998, Windy Hill acquired all of the assets of AGP for a purchase price of approximately $12.4 million. In April 1998, Windy Hill acquired certain pet food assets and certain liabilities associated with NuPet for a purchase price of approximately $3.1 million. In June 1998, Windy Hill acquired Deep Run for a net purchase price of approximately $16.4 million.

THE REFINANCING TRANSACTIONS


     In November 1998, the Company refinanced its capital structure pursuant to the following Refinancing Transactions:



     -- Windy Hill was merged into Doane;



     -- Doane completed a cash tender offer for approximately $97 million principal amount of its Senior Notes;



     -- Windy Hill completed a cash tender offer for $46 million principal amount of Windy Hill Notes, which tender offer was required by a change of control provision in the indenture governing such notes;



     -- Doane completed the Exchange Offer of $150 million principal amount of its Senior Subordinated Notes for the remaining approximately $63 million principal amount of Senior Notes and all of the remaining approximately $74 million principal amount of Windy Hill Notes; and



     -- Doane entered into the New Credit Facility with a syndicate of financial institutions providing for total commitments of $345 million. Doane borrowed $292 million under the New Credit Facility to fund the cash requirements of the Refinancing Transactions, repay borrowings under and retire its previous credit facilities, repay other debt and repay bridge financing incurred in connection with the tender offer for the Windy Hill Notes.



OVERVIEW



     The Company is the largest manufacturer of dry pet food in the United States, producing approximately 26% of the total volumes sold in 1997 on a pro forma basis. The Company manufactures products for store brands owned by retail customers (also known as private labels), contract manufactures products for national branded pet food companies and produces and sells under regional brands owned by the Company.

     The Company manufactures for its customers a full range of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. The Company provides products that meet customer specifications across all retail channels and price points, from super premium to value products. Accordingly, the Company manufactures store brands for over 350 customers in the United States, including the three largest mass merchandisers, the five largest grocery companies and the largest national pet specialty retailer. The Company also manufactures dry pet food and treats for four of the six largest national branded pet food companies through co-manufacturing agreements pursuant to which the Company produces, packages and ships a portion of such companies' products. The Company's engineering services group designs and builds extruders, conveyors, dryers and other parts and equipment, including replacement parts, for pet food manufacturing facilities of the Company and third parties.


     The Company derives substantially all of its revenue from the sale of dry pet food products. Historically, approximately 85% to 90% of pet food cost of goods sold has been comprised of raw material and packaging costs with labor, insurance, utilities and depreciation comprising the remainder. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons.

     The Company manages the price risk created by market fluctuations by hedging portions of its primary commodity products purchases on an on-going and continuous basis, principally through exchange traded futures and options contracts. The Company implemented a hedging policy in 1996 that does not permit trading in commodities not utilized by the Company. All futures and options activity is based on the projected requirements of the Company. The term of such contracts is generally less than one year. Settlement of positions are either through financial settlement with the exchanges or via exchange for the physical commodity in which case the Company delivers the contract against the acquisition of the physical commodity.


     The Company accounts for its futures and options contracts as hedges and gains and losses are recognized in the period realized as part of the cost of products sold. The Company's deferred net futures and options position is reported on the balance sheet as a current asset for net loss positions and as a deferred credit for net gain positions. In addition to futures and options, the Company also contracts for future physical procurement, in which case unrealized gains and losses are deferred to the applicable accounting period. Typically, maturities vary and do not exceed twelve months. The Company has hedged over half of its corn and soybean meal requirements through December 31, 1998. Corn and soybean meal are the two principal commodities used by the Company in the manufacture of pet food. Unrealized losses of $2.6 million were deferred on outstanding hedging contracts at September 30, 1998. See "Business -- Raw Materials and Packaging."



     The sales and expenses of two of the Company's subsidiaries are denominated in foreign currencies. The Company may encounter exchange rate risk to the extent that the values of such currencies fluctuate. The Company does not currently hedge, and does not anticipate hedging, against adverse foreign currency fluctuations.



     Operating expenses consist of promotion and distribution expenses and selling, general and administrative expenses. Promotion and distribution expenses are primarily (i) brokerage fees, (ii) promotions, volume incentive discounts and rebates paid to customers and (iii) freight and distribution expenses. The Company's selling, general and administrative expenses represent salaries and related expenses, amortization expense and other corporate overhead costs. These expenses typically do not increase proportionately with increases in volume and product sales.


     The Company's sales are somewhat seasonal. The Company typically experiences an increase in net sales during the first and fourth quarters of each year, as is typical in the pet food industry. The seasonality of the pet food business is generally attributable to cooler weather, which results in increased dog food consumption.

RESULTS OF OPERATIONS


     The following discussion is based on the historical financial statements of the Company and the notes thereto included elsewhere in this Prospectus. The results for the three month period ended December 31, 1995, the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998 and September 30, 1997 reflect the 1995 Acquisition, which was accounted for using the purchase method of accounting. The total purchase price of $249.1 million, including existing indebtedness (exclusive of fees and expenses of approximately $13.0 million), was allocated to the assets and liabilities acquired based upon their respective fair values. As a result, beginning October 1, 1995, the Company recorded expenses for depreciation and amortization significantly in excess of historical levels recorded by the predecessor. In addition, the results of operations of the Company have been significantly affected by the impact of the financing of the 1995 Acquisition, including interest expense on the indebtedness incurred in connection with a credit facility and the Senior Notes. Net income for Doane prior to the 1995 Acquisition does not include any provision for federal income taxes. Prior to the 1995 Acquisition, predecessor was organized as a subchapter S corporation. Consequently, predecessor did not pay federal, state or local income taxes except in those states that did not recognize subchapter S status or that required the payment of franchise taxes based on income.



     The historical combined results of operations of the Company for the twelve-month period ended December 31, 1995, the years ended December 31, 1996 and December 31, 1997 and the nine-month periods ended September 30, 1997 and September 30, 1998 are not directly comparable to the results of operations of predecessor due to the effects of the 1995 Acquisition.



                                        COMBINED
                                      TWELVE-MONTH                                              NINE MONTHS        NINE MONTHS
                                      PERIOD ENDED        YEAR ENDED          YEAR ENDED           ENDED              ENDED
                                      DECEMBER 31,       DECEMBER 31,        DECEMBER 31,      SEPTEMBER 30,      SEPTEMBER 30,
                                          1995               1996                1997               1997               1998
                                    ----------------   ----------------    ----------------   ----------------   ----------------
                                                                           (IN THOUSANDS)
Net sales.........................  $418,591   100.0%  $513,217   100.0%   $564,741   100.0%  $411,399   100.0%  $462,991   100.0%
Cost of goods sold................   344,578    82.3    446,776    87.1     482,896    85.5    352,877    85.8    378,583    81.8
                                    --------   -----   --------   -----    --------   -----   --------   -----   --------   -----
Gross profit......................    74,013    17.7     66,441    12.9      81,845    14.5     58,522    14.2     84,408    18.2
Operating expenses:
 Promotion and distribution.......    24,159     5.8     26,480     5.2      31,876     5.6     23.798     5.8     30,381     6.6
 Selling, general and
   administrative.................    12,235     2.9     15,050     2.9      17,985     3.2     12,505     3.0     20,935     4.5
 Unusual items....................     9,440     2.3         --      --          --      --         --      --         --
 Non-recurring transition costs...        --      --         --      --          --      --         --      --      4,311     0.9
                                    --------   -----   --------   -----    --------   -----   --------   -----   --------   -----
   Income from operations.........    28,179     6.7     24,911     4.8      31,984     5.7     22,219     5.4     28,781     6.2
Interest expense, net.............     9,417     2.2     22,471     4.4      22,463     4.0     16,973     4.1     19,444     4.2
Non-recurring finance charge......        --      --      4,815     0.9          --      --         --      --         --      --
Equity in earnings of joint
 ventures.........................        --      --         --      --        (186)   (0.0)      (117)    0.0       (111)   (0.0)
Other expense, net................        21     0.0         (2)   (0.0)         84     0.0         65     0.0       (118)   (0.0)
                                    --------   -----   --------   -----    --------   -----   --------   -----   --------   -----
   Income before (loss) taxes.....    18,741     4.5     (2,373)   (0.5)      9,623     1.7      5,298     1.3      9,566     2.0
Income tax expense (benefit)......       971     0.2       (855)   (0.2)      3,389     0.6      1,917     0.5      3,226     0.7
                                    --------   -----   --------   -----    --------   -----   --------   -----   --------   -----
   Net income (loss)..............  $ 17,770     4.3%  $ (1,518)   (0.3)%  $  6,234     1.1%  $  3,381     0.8   $  6,340     1.3%
                                    ========   =====   ========   =====    ========   =====   ========   =====   ========   =====



  NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997



     Net Sales. Net sales for the nine-month period ended September 30, 1998 increased 12.5% to $463.0 million from $411.4 million in the same period in 1997. Included in this increase are $51.6 million in sales attributable to the Windy Hill Acquisition and the IPES Acquisition (collectively, the "Acquisitions"). Excluding the Acquisitions, pet food net sales increased 1.9% to $386.8 million from $379.6 for the same period in 1997. Of this increase, the volume-related increases of 3.9% were offset by price declines of 1.9% attributable to the pass-through of certain raw material cost decreases to customers. Non-manufactured product revenues declined as a percentage of total revenues from 6.5% to 4.2%.



     Gross profit. Gross profit for the nine-month period ended September 30, 1998 increased 44.5% (21.7% of which was attributable to the Acquisitions) to $84.4 million from $58.5 million for the same period in 1997. Approximately 19.7% resulted from improvements in pet food margins due to reductions in certain raw material costs, and approximately 4.2% was due to increased pet food tons sold.



     Promotion and distribution expenses. Promotion and distribution expenses increased 27.7% (20.6% of which was attributable to the Acquisitions) to $30.4 million for the nine-month period ended September 30, 1998 from $23.8 million for the same period in 1997. The balance of the increase resulted from increases in variable sales promotions, incentive discounts and brokerage costs on increased pet food tons sold.



     Selling, general and administrative expenses. Selling, general and administrative expenses increased 67.2% (30.2% of which was attributable to the Acquisitions) to $20.9 million for the nine-month period ended September 30, 1998 from $12.5 million for the same period in 1997. The balance of the increase resulted from increases in (i) salaries and related fringe benefits, (ii) professional fees and (iii) amortization and depreciation. These increases are primarily due to additional staffing and infrastructure required as a result of growth in the Company's business and the acquisition of Windy Hill.



     Non-recurring transition costs. Non-recurring transition costs represent expenses incurred in connection with the merger and integration of Windy Hill with the Company. These costs include compensation for transitional personnel, severance and bonus expense, relocation expenses, recruiting and training expenses, systems conversion and other unique transition expenses.



     Income from operations. Income from operations for the nine-month period ended September 30, 1998 increased 29.7% (17.1% of which was attributable to the Acquisitions) to $28.8 million (6.2% of net sales) from $22.2 million (5.4% of net sales) in the same period in 1997. The balance of the increase was principally due to improved pet food margins and volume gains, which were offset in part by the increase in non-recurring transition costs.



     Interest expense, net. Net interest expense for the nine-month period ended September 30, 1998 increased 14.1% to $19.4 million from $17.0 million in the same period in 1997 primarily due to $208.8 million of debt incurred in connection with the Acquisitions.



     Net income. Net income for the nine-month period ended September 30, 1998 increased to $6.3 million from $3.4 million in the same period in 1997. The Acquisitions represented $0.4 million of this increase, and the balance was principally due to improved pet food margins and increased pet food tons sold.


  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net sales. Net sales for 1997 increased 10.0% to $564.7 million from $513.2 million in 1996. Pet food net sales increased 9.1% to $524.7 million for 1997 from $480.8 million in 1996. Of this amount, approximately 4.3% was due to increases in tons sold, and the balance was principally the result of price increases implemented in late 1996 to mitigate increases in raw material costs that occurred throughout 1996. Net sales of non-manufactured products increased in 1997 due to distribution of additional products that was partially offset by a decrease in net sales of engineering products due to the focusing of the Company's efforts on internal engineering projects at Everson, Pennsylvania, Washington Court House, Ohio and Miami, Oklahoma.

     Gross profit. Gross profit for 1997 increased 23.2% to $81.8 million from $66.4 million in 1996. Of this amount, 16.8% represents improvements in pet food margins due to the aforementioned price increases and reductions in the cost of certain raw materials in the latter part of 1997. The balance of the gross profit improvement is largely due to the additional non-manufactured products. Gross profit increased as a percentage of net sales to 14.5% for 1997 from 12.9% in 1996.

     Promotion and distribution expense. Promotion and distribution expense increased to $31.9 million in 1997 from $26.5 million in 1996 due to increases in sales promotions, volume incentive discounts and brokerage costs resulting from increased pet food tons sold.

     Selling, general and administrative expense. Selling, general and administrative expense increased to $18.0 million in 1997 from $15.1 million in 1996 due to (i) increases in salaries and related fringe benefits associated with annual wage increases, additional personnel and increased bonuses due to improved performance, (ii) increases in property taxes on new and expanded facilities and
(iii) increases in expenses associated with the installation of new information systems.


     Income from operations. Income from operations for 1997 increased 28.4% to $32.0 million from $24.9 million in 1996. Income from operations as a percentage of net sales increased to 5.7% for 1997 from 4.8% in 1996, due to improved pet food margins and additional non-manufactured products sales.


     Interest expense. Net interest expense remained unchanged at $22.5 million for 1997 and 1996. Interest expense reductions resulting from payments on the Term Loan Facility (as defined below) were largely offset by additional interest expense on proceeds from the Industrial Development Bonds that were used to finance the construction of the new Miami, Oklahoma facility. Interest expense as a percentage of net sales decreased to 4.0% from 4.4% in 1996.

     Net income. Net income for 1997 increased to $6.2 million from a net loss of $1.5 million in 1996, primarily as a result of increased pet food margins and additional non-manufactured products sales.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO COMBINED TWELVE MONTH PERIOD ENDED DECEMBER 31, 1995

     Net sales. Net sales for 1996 increased 22.6% to $513.2 million from $418.6 million in the twelve month period ended December 31, 1995. Pet food net sales increased 24.0% to $480.8 million for 1996 from $387.6 million in the twelve month period ended December 31, 1995, primarily due to increased pet food tonnage sold and price increases implemented throughout the year in response to higher raw material costs. Net sales of non-manufactured products increased due to distribution of additional items.

     Gross profit. Gross profit for 1996 was negatively impacted by increases in the costs of most raw materials. The cost increases were partially offset by an increase in pet food tonnage sold and price increases implemented throughout the year. Gross profit for 1996 was also negatively impacted by $1.9 million due to increased depreciation resulting from the write-up of assets in connection with the 1995 Acquisition. Gross profit as a percentage of net sales for the periods declined from 17.7% in 1995 to 12.9% for 1996, primarily due to decreased margins on pet food sales.

     Promotion and distribution expense. Promotion and distribution expense increased to $26.5 million in 1996 from $24.2 million in the twelve month period ended December 31, 1995. This increase was primarily attributable to increases in promotions, volume incentive discounts, rebates and brokerage fees resulting from increased pet food tons sold.

     Selling, general and administrative expense. Selling, general and administrative expense increased to $15.1 million in 1996 from $12.2 million for the twelve month period ended December 31, 1995, primarily due to additional depreciation and amortization expenses in the amount of $2.6 million incurred in connection with the 1995 Acquisition.


     Income from operations. Income from operations decreased 11.6%, or $3.3 million, to $24.9 million for 1996 from $28.2 million in the twelve month period ended December 31, 1995. Income from operations as a percentage of net sales decreased to 4.8% for 1996 from 6.7% in the twelve month period ended December 31, 1995, primarily as a result of lower pet food margins and increased depreciation and amortization expense.


     Non-recurring finance charge. In the year ended December 31, 1996, $4.8 million in non-recurring interim debt financing costs were written off concurrent with the issuance of the Doane Senior Notes.

     Interest expense. Net interest expense increased to $22.5 million for 1996 from $9.4 million in the twelve month period ended December 31, 1995 due to the debt incurred to finance the 1995 Acquisition.

     Net income. Net income (loss) decreased to ($1.5) million for 1996 from $17.8 million in the twelve month period ended December 31, 1995, as a result of lower pet food margins, increased interest, depreciation and amortization expenses and non-recurring financing fees.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has historically funded its operations, capital expenditures and working capital requirements from cash flow from operations, bank borrowings and bonds. The Acquisitions were funded through bank borrowings and the issuance of Common Stock. The Company had working capital of $50.7 million at September 30, 1998. Net cash provided by operating activities was $9.6 million and $16.0 million for the nine months ended September 30, 1997 and 1998, respectively, and $15.7 million, $18.6 million and $21.0 million for the twelve month period ended December 31, 1995, and for the years ended December 31, 1996 and 1997, respectively. Net cash provided by (used for) borrowings was approximately $2.7 million, $38.2 million, $139.7 million, $(9.0) million and $(6.7) million, respectively, for such periods.



     During the three year period ended December 31, 1997, the Company spent $27.9 million on capital expenditures, of which $21.6 million was used to acquire and construct additional manufacturing capacity, including a new manufacturing facility, a renovated manufacturing facility and five new production lines in existing facilities and $6.3 million was used to maintain existing manufacturing facilities. During the nine months ended September 30, 1998, the Company spent $14.1 million on capital expenditures, of which $12.4 million was used for expansion.


     It is expected that existing manufacturing facilities will not be sufficient to meet the Company's anticipated volume growth. The Company has continued to examine alternatives for expanding its business either through construction of additional manufacturing capacity or acquisition of manufacturing assets. Such potential acquisitions could include acquisitions of operating companies. The Company intends to finance such expansions or acquisitions with borrowings under existing or expanded credit facilities, or the issuance of additional equity.


     On April 17, 1998, the Company acquired IPES for $26.2 million (net of cash purchased of $1.9 million) and the assumption of indebtedness of $1.9 million. The Company financed the IPES Acquisition through non-recourse borrowings in Spain for $21.3 million of the purchase price and borrowings under a credit facility for the remainder.



     On August 3, 1998, the Company acquired Windy Hill for approximately 8.0 million shares of Common Stock and the assumption of $183.5 million of indebtedness.



     On November 12, 1998, the Company completed the Refinancing Transactions. As part of the Refinancing Transactions, the Company entered into the New Credit Facility, which provides for total commitments of $345.0 million. As of November 30, 1998, the Company had outstanding borrowings of $275.0 million and $2.4 million of outstanding letters of credit under the New Credit Facility.



     The Company is highly leveraged and has significant cash requirements for debt service relating to the New Credit Facility, the Senior Subordinated Notes, the IPES debt and industrial development bonds. The Company's ability to borrow is limited by the New Credit Facility and the limitations on the incurrence of indebtedness in the Note Indenture. The Company anticipates that its operating cash flow, together with amounts available to it under the New Credit Facility and new bonds, will be sufficient to finance working capital requirements, debt service requirements and capital expenditures through the first nine months of 1999.


RECENT ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), was issued by the Financial Accounting Standards Board in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.


     The Company will adopt SFAS 133 beginning in fiscal 1999. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.


YEAR 2000

     The Company has conducted a comprehensive review of its computer software to identify the systems that could be affected by the "year 2000" issue. The year 2000 issue results from computer programs being written using two digits (rather than four) to define the applicable year. As a result, certain of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This calculation could result in a major system failure or miscalculations.


     The Company has made an assessment of year 2000 compliance and reviewed its business application software which resulted in plans to either replace or upgrade all essential business software at an estimated cost of $3.5 million. The Company is currently reviewing its administrative hardware and software (networks, communications and security systems) and the software related to manufacturing equipment. The Company has implemented a program to confirm year 2000 compliance with all third parties with which the Company has material relationships.



     As of September 30, 1998, the Company had incurred costs of approximately $2.4 million in connection with year 2000 compliance. The Company intends to test and verify its year 2000 compliance projects by July 1999, including third party compliance. Management believes that a failure to complete its year 2000 compliance, or a failure by parties with whom the Company has material relationships to complete year 2000 compliance by such date, could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that it can provide the resources necessary to ensure year 2000 compliance prior to the year 2000. However, should the Company be delayed in its compliance with year 2000, the Company may experience a decrease in efficiency that could have a material adverse effect on results of operations. The Company also believes that a sufficient number of suppliers exist if the Company's current suppliers are delayed in their efforts to achieve year 2000 compliance thereby minimizing risk to the Company. The Company has developed contingency plans that include moving production within its plant network, securing additional ingredient storage facilities and transferring procurement to year 2000 compliant suppliers.



COMMITMENTS AND CONTINGENCIES



     On October 30, 1998 the Company initiated a product recall for certain dry dog food manufactured at its Temple, Texas plant between July 1 and August 31, 1998. The recall covers dry dog food manufactured at its Temple plant and does not apply to dry dog food manufactured at other plants or the Company's dry cat food, biscuits, treats or canned products. The recall resulted from reported sickness and death of dogs in the State of Texas. These conditions were attributed to elevated aflatoxins in corn, which is an ingredient in dry dog food. Aflatoxins are compounds produced from certain kinds of crop molds that can be caused by extreme weather conditions such as drought and heat. The Company has an extensive corn testing program for the detection of aflatoxins and that program has been intensified since the problems were reported. The Company maintains insurance against losses from illness or death of animals; however, the cost of the product recall is not covered by insurance. The Company is currently unable to estimate the cost of the product recall. The Company does not believe that the recall will have a material impact on the Company's financial condition or results of operations. See "Risk
Factors -- Environmental, Regulatory and Safety Matters; Product Recall."

     The Company believes that its operations are in material compliance with environmental, safety and other regulatory requirements; however, there can be no assurance that such requirements will not change in the future or that the Company will not incur significant costs in the future to comply with such requirements or to effect future recalls. See "Business -- Environmental, Regulatory and Safety Matters; Product Recall."



EURO



     Effective January 1, 1999, eleven of the fifteen countries comprising the European Union will begin a transition to a single monetary unit, the "Euro," which is scheduled to be completed by July 1, 2002. The Company is currently considering options to ensure that its European subsidiaries can operate effectively in the Euro. The Company's subsidiaries in Italy and Spain may incur significant costs in conversion of their systems to the Euro. The Company is unable to predict whether such costs can be passed on to customers. The customers of these subsidiaries may also begin conducting operations using the Euro prior to the completion of the conversion of the systems of such subsidiaries. Delays in conversion could have a material adverse effect on the results of the operations of these subsidiaries. In addition, the introduction of the Euro may increase competition, as manufacturers in other European countries become able to compete more easily in the Company's markets. Management does not believe that the implementation of the Euro will have a material effect on the Company's operations or financial condition taken as a whole.



INFLATION AND CHANGES IN PRICES



     The Company's financial results depend to a large extent on the cost of raw materials and packaging and the ability of the Company to pass along to its customers increases in these costs. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in United States government farm support programs, changes in international agricultural and trading policies and weather conditions during the growing and harvesting seasons. Fluctuations in paper prices have resulted from changes in supply and demand, general economic conditions and other factors. In the event of any increases in raw materials costs, the Company may be required to increase sales prices for its products in order to avoid margin deterioration. There can be no assurance as to the timing or extent of the Company's ability to implement future price adjustments in the event of increased raw material costs or as to whether any price increases implemented by the Company may affect the volumes of future shipments.



     The Company manages the price risk created by market fluctuations by hedging portions of its primary commodity product purchases, principally through exchange traded futures and options contracts that are designated as hedges. The terms of such contracts are generally less than one year. Settlement of positions are either through financial settlement with the exchanges or via exchange for the physical commodity in which case the Company delivers the contract against the acquisition of the physical commodity. The Company's policy does not permit speculative commodity trading. Although the Company manages the price risk of market fluctuations by hedging portions of its primary commodity product purchases, there can by no assurance that the Company's results of operations will not be exposed to volatility in the commodity market. See "Overview" and "Business -- Raw Materials and Packaging."

                                    BUSINESS

OVERVIEW


     The Company is the largest manufacturer of dry pet food in the United States, producing approximately 26% of the total volumes sold in 1997 on a pro forma basis. The Company manufactures products for store brands owned by retail customers (also known as private labels), contract manufactures products for national branded pet food companies and produces and sells under regional brands owned by the Company.


     The Company manufactures for its customers a full range of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. The Company provides products that meet customer specifications across all retail channels and price points, from super premium to value products. Accordingly, the Company manufactures store brands for over 350 customers in the United States, including the three largest mass merchandisers, the five largest grocery companies and the largest national pet specialty retailer. The Company also manufactures dry pet food and treats for four of the six largest national branded pet food companies through co-manufacturing agreements pursuant to which the Company produces, packages and ships a portion of such companies' products.

     The Company has the most extensive manufacturing and distribution network in the industry, providing it with certain operational, cost and competitive advantages. The Company manufactures and distributes its products in the United States through 32 combination manufacturing and distribution facilities and nine additional distribution centers. The number and strategic location of the Company's facilities reduce distribution expenses, which represent a meaningful portion of the delivered cost of pet food due to its bulk and weight relative to its selling price. The Company's extensive network can further reduce expenses by enabling certain of its customers to bypass their distribution centers and deliver directly to their stores. Direct store delivery service currently accounts for approximately 45% of the Company's sales by volume.

     The Company has achieved strong internal growth. From 1992 to 1997, the Company increased sales volumes at a compound annual growth rate of 10.3%, exclusive of acquisitions. The Company believes its growth is primarily due to an increase in consumer acceptance of store brands and an increase in volume co-manufactured for national pet food companies. In addition, the Company has been the primary supplier of store brand pet food to Wal*Mart since 1970. The Company manufactures and distributes, under a direct store delivery program, a variety of products for Wal*Mart including its store brand, Ol' Roy, which is the largest selling brand of dry pet food in the United States by volume. In 1997, sales to Wal*Mart, including its Sam's Club division, accounted for 39% of the Company's sales on a pro forma basis.

THE PET FOOD INDUSTRY

     The U.S. pet food industry is a $10 billion industry that has grown at a compound annual rate of 5% from 1992 to 1997 in terms of volume. Growth in the dry pet food and the biscuit and treats segments of the industry has exceeded the growth of the overall pet food industry by capturing market share from other segments, including canned pet food. Dry pet food sales have grown at a rate of 6.4% per year from 1992 to 1997 and accounted for approximately $5.2 billion of sales in the industry in 1997. Dry pet food has increased its market share from 49.2% to 52.0% over the same period. The biscuit and treats segment has grown at a rate of 6.3% per year from 1992 to 1997 and has increased its market share from 12.1% to 12.8% over the same period.


     Improved product quality and increased retailer support have generally enabled store brands to gain market share from national brands in many traditional branded categories, including pet food. Sales of store brand pet food accounted for in excess of 20% of the total pet food market in 1997 and have grown at a compound annual growth rate in excess of 7.5% over the past five years. Store brands have increased market share in each of the segments of the pet food industry over the past five years. In 1997, store brands represented approximately 29%, 29%, 23%, 18% and 17% of total sales volume of biscuits and treats, dry dog, dry cat, canned dog and canned cat food, respectively. Store brand volume share of canned dog and cat food increased from 10% to 18% and from 9% to 17% from 1992 to 1997, respectively. Store brands now encompass a full range of pet food products at all price points, including economy, premium and super premium.

RECENT DEVELOPMENTS


     Refinancing Transactions. In November 1998, the Company refinanced its capital structure pursuant to the following Refinancing Transactions:



     -- Windy Hill was merged into Doane;



     -- Doane completed a cash tender offer for approximately $97 million principal amount of its Senior Notes;



     -- Windy Hill completed a cash tender offer for $46 million principal amount of Windy Hill Notes, which tender offer was required by a change of control provision in the indenture governing such notes;



     -- Doane completed the Exchange Offer of $150 million principal amount of its Senior Subordinated Notes for the remaining approximately $63 million principal amount of Senior Notes and all of the remaining approximately $74 million principal amount of Windy Hill Notes; and



     -- Doane entered into the New Credit Facility with a syndicate of financial institutions providing for total commitments of $345 million. Doane borrowed $292 million under the New Credit Facility to fund the cash requirements of the Refinancing Transactions, repay borrowings under and retire its previous credit facilities, repay other debt and repay bridge financing incurred in connection with the tender offer for the Windy Hill Notes.



     Windy Hill Acquisition. In August 1998, the Holdings acquired Windy Hill for approximately 8.0 million shares of Common Stock and the assumption of $183.5 million of indebtedness. Windy Hill is a leading manufacturer of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. With Windy Hill, the Company is the largest manufacturer of dog biscuits in the United States. In 1997, Windy Hill generated pro forma net sales, EBITDA and a net loss of $304.0 million, $26.7 million and $3.9 million, respectively.


     The Windy Hill Acquisition strengthens the Company's presence in the dry pet food and dog biscuit market segments, provides revenue synergies and enhances the Company's position as a low-cost manufacturer and distributer of pet food products. The Company believes the Windy Hill Acquisition provides the opportunity for revenue growth by (i) enabling the Company to offer regional brands, semi-moist, soft dry and canned pet food products to its traditional customer base and (ii) enabling Windy Hill to offer soft treats and other specialized dry food products to its traditional customer base. With the addition of Windy Hill's 19 plants, the Company believes cost savings can be achieved through optimizing production schedules and lowering distribution costs by reducing the distance products are shipped. The Windy Hill Acquisition also provides the Company with the opportunity to achieve cost savings by obtaining purchasing synergies and eliminating redundant overhead functions.


     IPES Acquisition. In April 1998, the Company acquired IPES for $26.2 million (net of cash purchased of $1.9 million) and the assumption of indebtedness of $1.9 million. IPES, located in Spain, is a manufacturer of both store and regional brands. In fiscal 1997, IPES had net sales, EBITDA and net income of $21.1 million, $3.8 million and $1.0 million, respectively. The Company believes that the IPES Acquisition, together with the Company's investment in the Italian manufacturer, Effeffe, S.p.a., provides the Company with a platform for growth in Europe.


STRATEGY

     The Company's business objective is to increase revenues and earnings and to enhance its leadership position within the pet food industry. The key elements of the strategy to achieve the Company's business objective are as follows:

     Continue to be the Low Cost Quality Provider in the Pet Food Industry. The Company believes it is the low cost provider of quality dry pet food. The Company believes its position as the largest manufacturer of dry pet food provides it with certain economies of scale, including production efficiencies and packaging purchasing leverage. In addition, the number and strategic location of the Company's facilities enhances the Company's position as the low cost provider by reducing transportation costs for raw materials and finished goods. The Company also maintains in-house engineering, machining and fabrication capabilities that enable the Company to design, construct and maintain facilities on a cost-effective basis.


     Leverage Distribution System. The Company's manufacturing and distribution network enables it to service customers on a national basis and facilitates the Company's direct store delivery program, the scope of which the Company believes is unique in the industry. In addition, the Company has developed capabilities that allow it to provide VMI to certain key customers. VMI allows the Company to communicate on-line with its customers, evaluate their inventory status and place orders on their behalf. The Company intends to leverage its manufacturing and distribution network by expanding sales of its full range of pet food products to its existing customers. For example, the Company recently completed the construction of a soft treat manufacturing facility, which will enable the Company to offer soft treats to its traditional customer base, and intends to expand sales of certain products acquired in the Windy Hill Acquisition including semi-moist, soft dry, canned and regional brands to its existing customers.


     Provide a Full Range of Pet Food Products. The Company offers customers a full range of pet food products for both dogs and cats, including dry, canned, semi-moist, soft dry, soft treats and dog biscuits. By offering a full range of products under a variety of brand formats (store, co-manufactured national and regional brands) and price points, the Company can be a significant source for its customers' total pet food requirements. This enables customers to realize administrative and distribution savings by aggregating a variety of products and brands into a single shipment.

     Focus on Diversified Brand Formats. The Company believes that store, co-manufactured national and regional brand formats offer significant growth opportunities. Sales of store brands have exceeded the overall growth in the pet food industry. The Company believes this growth will continue due to (i) an increased awareness of retailers concerning the advantages of store brands, including enhanced margins and customer loyalty, (ii) improved quality, innovation and variety of store brand products and (iii) increasingly informed and value-conscious consumers. The Company believes co-manufactured national brands offer growth opportunities as national branded pet food companies increasingly take advantage of the Company's low-cost status, quality products, extensive plant network and logistics capabilities. The Company believes that the regional brands acquired with the Windy Hill Acquisition complement its existing product lines and intends to capitalize on demand for such brands within the Company's existing customer base.

     Acquire Additional Pet Food Companies. To supplement its internal growth, the Company has acquired eight pet food companies over the last three years. The Company believes that there are substantial opportunities in the United States and abroad to acquire additional pet food companies. The Company will continue to seek accretive acquisitions that offer complementary product lines, geographic scope, additional distribution channels and cost saving opportunities.

     Expand International Presence. The Company believes substantial opportunities exist to increase sales in international markets. The Company believes that the approximately $9.3 billion European pet food market is particularly attractive due to the strength and demand for store brand products and the strong growth of dry pet food products. The Company is currently expanding its manufacturing and distribution capabilities in Spain and Italy and intends to pursue acquisitions of additional pet food companies and expand its product offerings. In addition, the Company believes that an opportunity exists to expand export sales to the Pacific Rim and South America.

PRODUCTS AND SERVICES

     The Company provides its customers with comprehensive pet food category management services designed to expand each customer's pet food product lines and to improve the category's profitability. Category management services include product development and testing, packaging design services and assistance in formulating pricing and marketing strategies in connection with their store brand programs. The Company sells its products as store brands owned by customers (also known as private labels) and regional brands owned by the Company and contract manufactures products for national pet food companies. The

Company's store brand program involves the formulation and supply of a wide variety of high quality pet food products, including dry, canned, semi-moist, soft dry and soft treats, as well as dog biscuits, that are comparable in quality to, but lower in cost than, competing branded pet food products. For national brand customers, the Company manufactures dry pet food and biscuits to such customers' specifications and standards. The regional brands are used for economy priced products that are generally marketed as a complement to customers' store brand programs. Accordingly, the Company is able to provide customers with a single source for store brands, certain co-manufactured national brands and regional brands. The Company is able to ship all such product offerings together, giving customers the ability to address a substantial portion of their pet food requirements from one source.


     The Company manufactures dry pet food under approximately 350 store brands, including Kirkland Signature, Retriever, Dura Life, Great Choice, Hy Vee, Ol' Roy, Exceed, Maxximum Nutrition, Remarkable, Pathmark, Pet Club, PMI-Nutrition, Special Kitty and Sportsman's Choice. The Company also co-manufactures branded pet food products for national pet food companies in accordance with such companies' specifications and standards. The Company's regional brands include Kozy Kitten(R), G. Whiskers(R), Trail Blazer(R), and Tuffy's(R), which are sold to allow the Company's customers to broaden their product offerings and to provide them with a single source for their pet food requirements.


     In addition to its pet food products, the Company sells products manufactured by third parties and maintains an engineering group. A description of each of the Company's product lines is set forth below:

  Dry Pet Food Products (82.0% of 1997 Pro Forma Net Sales)

     The Company is the largest manufacturer of dry pet food products in the United States. The Company produces, markets and distributes a wide selection of high quality dry pet food products predominantly for dogs and cats. The dog food product line includes high protein, chunk style, premium blended, puppy food and gravy style products. The dog food product line has accounted for the largest portion of the Company's dry pet food shipments over the past three years, with such products representing approximately 84.1% of the Company's dry pet food shipments (tonnage) in 1997 on a pro forma basis. The Company's cat food lines accounted for approximately 15.9% of the Company's dry pet food shipments (tonnage) in 1997 on a pro forma basis.

  Biscuits and Treats (9.6% of 1997 Pro Forma Net Sales)

     The Company is the largest manufacturer of dog biscuits in the United States and is also a leading supplier of soft treats. Biscuits undergo a different manufacturing process from dry pet food that primarily involves baking rather than the use of extruders.

  Semi-Moist, Soft Dry and Canned Pet Food (4.0% of 1997 Pro Forma Net Sales)

     In connection with the Windy Hill Acquisition, the Company has expanded its operations into the semi-moist, soft dry and canned pet food segments. Semi-moist, soft dry and canned products are distinguishable from dry pet food based on their higher moisture levels, the manufacturing technology used to process such products and their higher costs of packaging.

  Non-Manufactured Products (3.7% of 1997 Pro Forma Net Sales)

     Sales of non-manufactured products include sales of cat litter, canned pet products and pet treats produced by third parties. The Company receives these items at its manufacturing facilities and warehouses and aggregates them with the Company's products into truckload quantities for combined shipment to certain customers. The Company provides this service as a part of its direct shipment program and receives a handling fee for this service.

  Engineering Services Group

     The Company's engineering services group designs and builds extruders, conveyors, dryers and other parts and equipment, including replacement parts, for pet food manufacturing facilities of the Company and third parties. The engineering services group also includes a repair staff that is available to service and repair machinery and equipment at the Company's production facilities, giving the Company the ability to make timely repairs, thereby minimizing downtime. The Company's in-house engineers generally design and supervise plant construction, thereby reducing plant construction costs and ensuring consistent manufacturing processes and quality control. The Company believes that its engineering services group provides it services at a lower cost and more efficiently than could be obtained from third parties.

SALES AND DISTRIBUTION

     The Company's direct sales force seeks new accounts and works directly with mass merchandisers, membership clubs, feed stores and specialty pet stores. The Company also uses independent food brokers. The Company also generates new business through the expansion of its product line and the development of new marketing programs to existing customers.

     Most of the Company's products are distributed utilizing its customers' transportation networks. Several of the Company's largest customers utilize the Company as a "just-in-time" supplier and maintain trailers at the Company's manufacturing and distribution facilities. The trailers are loaded and shipped either directly to individual stores or to customers' distribution centers. Those customers that ship product directly from the Company's manufacturing facilities to their retail outlets are able to reduce their inventory, freight and handling costs by avoiding shipment to a customer distribution center. Those customers that use their own transportation fleet are able to utilize their trucks that would otherwise be empty to backhaul a load of pet food on return to their distribution center or directly to another store. The ability of the Company to ship directly to certain of its customers is a key consideration in locating the Company's manufacturing facilities and is a significant competitive advantage.

     The Company's customers not utilizing their own fleet either arrange their own transportation or have the Company arrange transportation on a contract basis through common carriers. The Company does not own or operate any transportation equipment.

     The Company has developed capabilities that allow it to provide VMI service to certain key customers. VMI allows the Company to communicate on-line with its customers, evaluate their inventory status then place the order for the customer. The Company utilizes VMI for both direct store and warehouse deliveries. VMI's benefits include shorter lead-time, higher inventory turns, and reduced out-of-stock positions.

CUSTOMERS


     The Company manufactures store brands for over 350 customers. Store brand customers include mass merchandisers such as Wal*Mart and Costco, specialty pet stores such as PetsMart and grocery chains such as Safeway, Food Lion, Kroger, Publix and Lucky's. In addition, the Company manufactures products for farm and feed stores including Tractor Supply and Purina Mills and national branded pet food companies such as Iams, Heinz, Kal-Kan and Nestle.


     For the year ended December 31, 1997 on a pro forma basis, sales to Wal*Mart and Sam's Club accounted for an aggregate of 39.0% of the Company's net sales. A portion (3.8%) of the Company's sales to Wal*Mart and Sam's Club for the year ended December 31, 1997 on a pro forma basis was attributable to branded pet food products manufactured and distributed by the Company for national pet food companies. The Company has been the primary supplier of private label dry pet food products to Wal*Mart since 1970 and to Sam's Club since 1990. The Company utilizes a computerized order and distribution system to ship product directly to virtually all domestic Wal*Mart stores, a majority of which are located within 250 miles of the Company's facilities. The direct ship program, which reduces customer inventory, handling and warehouse expenses, is enhanced by the number and strategic locations of the Company's facilities. The Company also offers direct shipment programs and electronic data interchange systems to its other larger customers.

     The loss of any significant customer, or customers which in the aggregate represent a significant portion of the Company's sales, would have an adverse impact on the Company's operating results and cash flows. See "Risk
Factors -- Dependence on Certain Customers."

COMPETITION

     The pet food business is highly competitive. The companies that produce and market the major national branded pet foods are national or international conglomerates that are substantially larger than the Company and possess significantly greater financial and marketing resources than the Company. The store brand pet food products sold by the Company's customers compete for access to shelf space with national branded products on the basis of quality and price. National branded products compete principally through advertising to create brand awareness and loyalty. The Company could experience price competition from national branded manufacturers. To the extent that there is significant price competition from the national branded manufacturers or such manufacturers significantly increase their presence in the store brand segment, the Company's operating results and cash flow could be adversely affected. The Company also competes with regional branded manufacturers and other store brand manufacturers.

     The Company believes that it differentiates itself from the national branded dry pet food manufacturers by offering comparable products at lower prices giving retailers the opportunity for greater pet food category profitability. The Company believes that it differentiates itself from other store brand dry pet food manufacturers by offering higher quality products, national production and distribution capabilities and a reputation for increasing customers' store brand dry pet food sales.

RAW MATERIALS AND PACKAGING

     The principal raw materials required for the Company's manufacturing operations are bulk commodity grains and foodstocks, including corn, soybean meal, wheat middlings, meat and bone meal, and corn gluten meal. The Company generally purchases raw materials one to three months in advance. The Company purchases the raw material requirements of each of its manufacturing facilities locally due to the high freight cost of transporting bulk commodity products. As a result, raw material costs may vary substantially among manufacturing facilities due to local supply and demand and varying freight costs. Raw materials are generally purchased from large national commodity companies and local grain cooperatives. The Company does not maintain long-term contracts with any of its suppliers; however, the Company believes that alternative sources of supply are readily available.

     The Company manages the price risk created by market fluctuations by hedging portions of its primary commodity products purchases, principally through exchange traded futures and options contracts that are designated as hedges. The terms of such contracts are generally less than one year. Settlement of positions are either through financial settlement with the exchanges or via exchange for the physical commodity in which case the Company delivers the contract against the acquisition of the physical commodity. The Company's hedging policy does not permit speculative commodity trading. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

     Packaging is a material component of the Company's raw material costs. The Company has five main suppliers of packaging and believes that additional suppliers of packaging are available. A majority of the Company's requirements are not covered by long term contracts with any of its packaging suppliers.

     The Company generally prices its pet food products based on the cost of raw materials, packaging and certain other costs plus a conversion charge (which includes a profit factor). The Company periodically adjusts prices based on fluctuations in raw material and packaging costs. There can be no assurance that future price increases will be obtained in the event of increased raw material costs. See "Risk Factors -- Raw Materials and Packaging Costs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

     The Company's research and development department consists of a staff of chemists and nutritionists, a central laboratory used for research and development and laboratories at each of the Company's production facilities used for quality control. The Company is continually developing new products. The research and development department formulates the mix of raw materials and vitamins and minerals and tests the nutritional content of new products. Independent commercial kennels and catteries are used for comparison taste tests to nationally branded products to assure digestibility and palatability as well as to substantiate the nutritional content of new products.

     Quality control is an integral part of the Company's research and development. The Company maintains a program of testing raw materials to ensure nutritional adequacy and to test for the presence of bacteria and other harmful substances. The Company continuously tests pet food production at each of its plants by analyzing the finished pet food product against formulas and regulatory requirements. Packaging is inspected to ensure print quality, proper dimensions and compliance with labeling regulations.

FACILITIES


     The Company's corporate headquarters are located in Brentwood, Tennessee. The Company owns combination manufacturing and distribution facilities in the following states: one each in New York, Virginia, Indiana, Tennessee, South Carolina, Georgia, Iowa, Oklahoma, Nebraska, Colorado and Texas; two each in Ohio, Wisconsin, Minnesota, Missouri, Alabama and Kansas; and three each in Pennsylvania and California. The Company also has a 50% joint interest in facilities located in Butler, Missouri; Caldwell, Idaho; Hereford, Texas; and Italy. The Company is in the process of building a state of the art facility in Clinton, Oklahoma. The Company also owns a facility in Spain. In addition, the Company owns or leases nine warehouses.


     The manufacturing facilities are generally located in rural areas in proximity to customers, raw materials and transportation networks, including rail transportation. Management believes the number and strategic locations of its manufacturing facilities enhance its position as the low cost producer by reducing freight costs for raw material and finished goods and facilitating direct store delivery programs. The rural locations also minimize land and labor costs. Management believes it is able to construct new manufacturing facilities at a lower cost than competitors due to the Company's engineering services group which designs and constructs most of the necessary production equipment.


ENVIRONMENTAL, REGULATORY AND SAFETY MATTERS; PRODUCT RECALL


     The Company is subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges to the air and water, the storage of petroleum substances and chemicals, the handling and disposal of solid or hazardous wastes, and the remediation of contamination arising from spills and releases. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and even criminal penalties as well as, in certain instances, the issuance of injunctions. The Company has not been subject to any material environmental liabilities and compliance of its business and operations with environmental laws and regulations has not had a material adverse effect on the Company's capital expenditures, earnings, or competitive position. Environmental laws and regulations have changed substantially in recent years and the Company believes that the trend of more expansive and more strict environmental legislation and regulations will continue. While the Company believes it is in substantial compliance with applicable environmental and worker safety laws, there can be no assurance that additional costs for compliance will not be incurred in the future or that such costs will not be material.

     The Company's business involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, the Company is responsible for the proper use, maintenance and abandonment of regulated storage tanks owned or operated by it, and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. The Company is also subject to laws and regulations governing remediation, recycling, or disposal. The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), also known as the "Superfund" law, and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered statutorily responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of a facility where a hazardous substance release occurred and companies that disposed or arranged for the disposal of hazardous substances. Persons who are or were responsible for the releases of hazardous substances under CERCLA may be subject to joint, several and retroactive liability for the costs of environmental response measures. While there can be no assurance of the position that may be taken by any environmental agency with respect to the Company's past operations in connection with any CERCLA site, the Company has not received, nor does it expect to receive, any notice that it is or will be designated a potentially responsible party to any CERCLA site.

     The Company currently owns or leases, and in connection with its acquisition program will in the future own or lease, properties that in some instances have been used for pet food manufacturing or feed mill operations for many years. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, it is possible that environmentally sensitive materials such as new and used oils, solvents, petroleum substances, and raw chemical ingredients may have been spilled or released on or under the properties owned or leased by the Company or on or under other locations where such materials were taken for disposal. In addition, many of these properties have been operated by third parties whose use, handling and disposal of such environmentally sensitive materials or similar wastes were not under the Company's control. These properties and the waste materials spilled, released or otherwise found thereon may be subject to CERCLA, the federal Resource Conservation and Recovery Act, and analogous state laws. Under such laws, the Company could be required to remove or remediate previously spilled or released waste materials (including such materials spilled or released by prior owners or operators), or property contamination (including groundwater contamination caused by prior owners or operators), or to perform monitoring or remedial activities to prevent future contamination (including releases from underground storage tanks or aboveground bulk petroleum storage facilities). Moreover, some of the Company's manufacturing facilities are located within industrial areas. In the past, nearby industries have suffered releases of hazardous substances to the environment that are the subject of CERCLA investigations. It is possible that these neighboring environmental activities may have impacted some of the Company's properties. The Company has not been advised, nor does it expect to be advised, by any environmental agency that it is considered a potentially responsible party for the neighboring environmental conditions, and the Company has no reason to believe that such conditions would have a material adverse effect on the Company.

     The manufacturing and marketing of the Company's products are subject to regulation by federal regulatory agencies, including the Occupational Safety and Health Administration ("OSHA"), the Food and Drug Administration ("FDA") and the United States Department of Agriculture ("DOA"), and by various state and local authorities. The FDA also regulates the labeling of the Company's products. Substantial administrative, civil, and criminal penalties may be imposed for violations of OSHA, FDA, and DOA regulations, and violations may be restrained through injunction proceedings. The Company procures and maintains the necessary permits and licenses in order to operate its facilities and considers itself to be in material compliance with applicable OSHA, DOA, and FDA requirements.


     On October 30, 1998 the Company initiated a product recall for certain dry dog food manufactured at its Temple, Texas plant. The recall covers dry dog food manufactured at its Temple plant between July 1 and August 31, 1998 and does not apply to dry dog food manufactured at other plants or the Company's dry cat food, biscuits, treats or canned products. The recall resulted from reported sickness and death of dogs in the State of Texas. These conditions were attributed to elevated aflatoxins in corn, which is an ingredient in dry dog food. Aflatoxins are compounds produced from certain kinds of crop molds that can be caused by extreme weather conditions such as drought and heat. The Company has an extensive corn testing program for the detection of aflatoxins and that program has been intensified since the problems were reported. The Company maintains insurance against losses from illness or death of animals; however, the cost of the product recall is not covered by insurance. The Company is currently unable to estimate the cost of the recall. The Company does not believe that the recall will have a material impact on the Company's financial condition or results of operations.

     The Company believes that its operations are in material compliance with environmental, safety and other regulatory requirements; however, there can be no assurance that such requirements will not change in the future or that the Company will not incur significant costs in the future (i) to comply with such requirements, (ii) to effect future recalls or (iii) in connection with the effect on the Company's business of such matters.


TRADEMARKS

     Certain of the Company's brands are protected by trademark registrations in the United States and in certain foreign markets. The Company believes that its registered trademarks are adequate to protect such brand names.

EMPLOYEES


     As of November 30, 1998, the Company had approximately 2,436 employees, of which approximately 301 were management and administrative personnel and approximately 2,135 were manufacturing personnel. Of this number, 394 employees in five of the Company's plants are represented by labor unions. The collective bargaining agreement with respect to the Birmingham, Alabama plant covers 93 employees and expires on January 20, 2001. The collective bargaining agreement with the Joplin, Missouri plant covers 189 employees and expires in January 1999. The collective bargaining agreement with the Muscatine, Iowa plant covers 45 employees and expires in December 1999. The collective bargaining agreement with respect to the NuPet plant in Ripon, California covers 24 employees and expires in October 2000, subject to renewal for subsequent one year terms. The collective bargaining agreement with respect to the AGP plant in Lincoln, Nebraska covers 43 employees and expires in July 1999. The Company considers its relations with its employees to be satisfactory.


LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes would not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth the names, ages and titles of the current directors of the Company and executive officers of the Company and Doane. The Board of Directors is currently composed of eight members, and it is expected that it will be expanded to ten members after the consummation of the Offering. The Board of Directors is expected to be divided into three classes in connection with the consummation of the Offering, with the terms of the directors of each class expiring at the Company's Annual Meeting of Stockholders as follows: 2000 (Class I), 2001 (Class II) and 2002 (Class III). It is expected that the Board of Directors will be expanded to ten members after the consummation of the Offering. Certain of the Company's directors are designated pursuant to an Investors' Agreement. See "Certain Transactions -- Investors' Agreement." Officers serve at the discretion of the Board of Directors. For information regarding employment agreements with the executive officers of the Company, see "-- Employment and Termination Agreements."



            NAME              AGE                       POSITION
George B. Kelly(1)..........   49   Chairman of the Board and Director
Douglas J. Cahill...........   38   Chief Executive Officer, President and Director
Thomas R. Heidenthal........   47   Senior Vice President and Chief Financial Officer
F. Donald Cowan, Jr.........   52   Senior Vice President, Operations of Doane
Richard A. Hannasch.........   45   Vice President, Strategic Planning and Marketing
                                    of
                                    Doane
Richard D. Wohlschlaeger....   45   Vice President, Customer Development of Doane
David L. Horton.............   37   Vice President, Fulfillment of Doane
Terry W. Bechtel............   56   Vice President, Co-Manufacturing Business
                                    Development of Doane
Charles W. Dunleavy.........   54   Vice President, Finance of Doane
Timothy S. Shaver...........   47   Vice President, Production of Doane
Peter T. Grauer(1)..........   52   Director
M. Walid Mansur(2)..........   39   Director
Bob L. Robinson.............   61   Director
Jeffrey C. Walker(1)(2).....   43   Director
Ray Chung(2)................   50   Director
Stephen C. Sherrill.........   45   Director


------------------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.


     George B. Kelly has been Chairman of the Board of the Company since June 1995. Mr. Kelly has been the Chairman of the Board of SCI since July 1990. Mr. Kelly currently is a director of Alegis Group, Inc., Billboard Acquisition Company, LLC, Independent Gas Company Holdings and Sevenday International, Inc.



     Douglas J. Cahill became Chief Operating Officer of the Company in September 1997, began serving as President of the Company in January 1998 and began serving as Chief Executive Officer of the Company in June 1998. He has been a director of the Company since August 1998. Prior to joining the Company, Mr. Cahill served as President of Olin Corporation's Winchester Division, Corporate Vice President of Olin Corporation and held various other positions with Olin Corporation during the period from July 1984 through September 1997.

     Thomas R. Heidenthal became Senior Vice President and Chief Financial Officer of the Company in March 1997. Prior to joining the Company, Mr. Heidenthal served as Vice President Finance and Administration of TA Instruments, Inc. from August 1990 to February 1997.



     F. Donald Cowan, Jr. served as Vice President of Operations for Windy Hill before joining the Company in August 1998 as Senior Vice President, Operations of Doane. Prior to joining Windy Hill in 1995, Mr. Cowan was Vice President of Operations for Martha White Foods, Inc. From 1987 to 1995, Mr. Cowan held various positions at Martha White Foods, Inc. including Vice President of Operations.



     Richard A. Hannasch joined the Company in October 1996 and has served as Vice President, Strategic Planning of Doane since June 1998 and Vice President of Marketing of Doane since November 1997. Prior to joining the Company, Mr. Hannasch served as Director, Business Development for Ralston Purina Company's International Division and held various other positions at Ralston Purina Company from September 1978 to October 1996.



     Richard D. Wohlschlaeger joined the Company in April 1993 and has served as Vice President, Customer Development of Doane since November 1997. Prior to joining the Company, Mr. Wohlschlaeger held various other positions at Ralston Purina Company from March 1976 to April 1993, including Group Director, Trade Marketing and Eastern Division Sales Director.



     David L. Horton joined the Company in November 1997 as Vice President, Fulfillment of Doane. Prior to joining the Company, Mr. Horton served as Vice President of Manufacturing and Engineering of Olin Corporation's Winchester Division and held various other positions with Olin Corporation from January 1984 to November 1997.



     Terry W. Bechtel has served as Vice President, Co-Manufacturing Business Development of Doane since November 1997. Mr. Bechtel joined the Company in June 1973 and served as Vice President, Administration of Doane from March 1990 until October 1997, and as Vice President, Sales of Doane from September 1976 through February 1990.



     Charles W. Dunleavy served as Vice President of Finance for Windy Hill before joining the Company in August 1998 as Vice President, Finance of Doane. Prior to joining Windy Hill in September 1997, Mr. Dunleavy was Vice President of Operations for Hudson Technologies, Inc. from 1993 to 1997. From 1989 to 1993, Mr. Dunleavy was the Managing Partner of the Detroit office of BDO Seidman, LLP, a public accounting firm.



     Timothy S. Shaver served as Director of Plant Operations for Windy Hill before joining the Company in August 1998 as Vice President, Production of Doane. Prior to joining Windy Hill in 1997, Mr. Shaver was the Director of Plant Operations for Hubbard Milling Company from 1986 to 1997.



     Peter T. Grauer has been a director of the Company since October 5, 1995 and has been a Managing Director of DLJ Merchant Banking, Inc. since September 1992. Mr. Grauer is a director of Total Renal Care Holdings Inc., Decision One Holdings, Inc., Nebco Evans Holdings, Inc., Bloomberg L.P., Thermadyne Holdings, LLC and Formica Corporation.



     M. Walid Mansur has been a director of the Company since October 5, 1995. Mr. Mansur has served as the president of Drafil Investments Inc. since 1990 and has been a managing director of Aspen Venture Partners since 1993.



     Bob L. Robinson joined the Company in August 1960 and served as President and Chief Executive Officer of the Company until his resignation effective June 30, 1998. Mr. Robinson became a director of the Company on October 5, 1995. Prior to being named President and Chief Executive Officer, Mr. Robinson served as Executive Vice President from January 1976 through February 1992.



     Jeffrey C. Walker has been a director of the Company since April 1996. Mr. Walker has been Managing General Partner of Chase Capital Partners, the private equity investment arm of The Chase Manhattan

Corporation, since 1988, and a General Partner thereof since 1984. Mr. Walker is a director of the Monet Group, Inc., 800-Flowers, Guitar Center, House of Blues and Domaine.


     Ray Chung became a director of the Company in August 1998. He is a partner in Dartford Partnership, L.L.C. ("Dartford") and an Executive Vice President of Aurora Foods Inc. Mr. Chung previously served as Executive Vice President and a director of Windy Hill. Mr. Chung served as a director, Executive Vice President and Chief Financial Officer of Windmill Corporation from 1989 to 1995 and as a director, Executive Vice President and Chief Financial Officer of Wyndham Foods Inc. from 1985 to 1990. From May 1984 to September 1985, Mr. Chung served as Vice President -- Finance for the Kendall Company. Between 1981 and 1984, Mr. Chung served as Vice President -- Finance for Riviana Foods, Inc. Both the Kendall Company and Riviana Foods, Inc. were subsidiaries of the Colgate-Palmolive Company at the time.



     Stephen C. Sherrill became a director of the Company in August 1998. He has been a Principal of Bruckmann, Rosser and Sherrill Co. ("BRS") since its formation in 1995. Mr. Sherrill previously served as a director of Windy Hill. Mr. Sherrill was an officer of Citicorp Venture Capital from 1983 through 1994. Previously, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Sherrill is a director of Galey & Lord, Inc., Jitney-Jungle Stores of America, Inc., Restaurant Associates Corp., and Bloch & Guggenheimer/Burns & Ricker, Inc.


EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the Chief Executive Officer of the Company and certain other persons serving as executive officers for the fiscal year ended December 31, 1997 who earned $100,000 or more in combined salary and bonus during such year (collectively, the "Named Executive Officers").


                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                      AWARDS
                                                                   ------------
                                                                    SECURITIES
                                         ANNUAL COMPENSATION(1)     UNDERLYING
 NAME AND PRINCIPAL POSITION    FISCAL   -----------------------   OPTIONS/SARS      ALL OTHER
        IN THE COMPANY           YEAR      SALARY       BONUS          (#)        COMPENSATION(2)
Douglas J. Cahill(3)..........   1997     $ 91,667     $100,000       500,000       $  304,092(4)(5)
  President and Chief
     Executive Officer
Thomas R. Heidenthal..........   1997      145,833       93,000       250,000           46,533(4)
  Senior Vice President and
     Chief Financial Officer
Terry W. Bechtel..............   1997      198,000       45,000            --            2,270
  Vice President,
     Co-Manufacturing and        1996      198,000       45,000       160,000            2,100
     Business Development of
       Doane                     1995      198,000       45,000            --        1,350,561(6)
Bob L. Robinson(7)............   1997      366,000      569,294            --            2,270
                                 1996      366,000      420,289       625,000            2,100
                                 1995      366,000      575,784            --        4,048,265(8)
Earl R. Clements(9)...........   1997      168,000       75,000            --            2,270
                                 1996      168,000       46,200       160,000            2,100
                                 1995      168,000       75,000            --        1,350,561(6)


---------------

(1) All amounts shown were paid by Doane, the Company's operating subsidiary. Amounts exclude perquisites and other personal benefits because such compensation did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer.

(2) Amount includes health and life insurance premiums paid by the Company on behalf of the executive officer.

(3) Mr. Cahill served as the Company's Chief Operating Officer from September 1997 to January 1998, became the Company's President in January 1998 and became the Company's Chief Executive Officer in

July 1998. Annual Compensation amounts represent compensation for the portion of 1997 of which Mr. Cahill was employed by the Company.

(4) Includes relocation expenses and gross up for taxes of $128,335 for Mr. Cahill and $44,641 for Mr. Heidenthal.

(5) Includes a sign-on bonus of $175,000 for Mr. Cahill.

(6) Includes a payment of $1,348,469 made by the Company to such person in connection with the 1995 Acquisition.


(7) Mr. Robinson served as the Company's Chief Executive Officer until his resignation effective June 30, 1998. Upon his resignation, options for 252,500 shares of Common Stock were terminated. See "-- Stock Option Exercises" and "-- Employment and Termination Agreements."


(8) Includes a payment of $4,046,173 made by the Company to Mr. Robinson in connection with the 1995 Acquisition.

(9) Mr. Clements served as Vice President, Production during 1997.

EMPLOYMENT AND RETIREMENT AGREEMENTS


     The Company entered into employment agreements with Messrs. Cahill, Heidenthal, Bechtel and Clements, effective January 1, 1998. The terms of such employment agreements are substantially similar except for salary and bonus amounts. Mr. Cahill's current base salary is $400,000 with a base bonus of 100% of base salary. Mr. Heidenthal's current base salary is $225,000 with a base bonus of 70% of base salary and Mr. Bechtel's current base salary is $168,000 with a base bonus of 40% of base salary. Earnings targets are established annually by the Company's Board of Directors under the Executive Officers bonus plan. The base bonus is linked to achievement of targeted earnings. There is no cap on additional bonuses in such employment agreements. Each employment agreement provides for a term of two to three years with automatic one year extensions. Such agreements are subject to early termination by the Company for cause without severance. The employment agreements for Messrs. Bechtel and Clements provide (i) that terminations due to death or disability, or without cause, entitle the executive to receive severance payments equal to one year's base salary and bonus and (ii) for a one year non-competition agreement commencing upon termination for any reason. The employment agreements of Messrs. Heidenthal and Cahill contain similar provisions except that the severance and non-competition terms are each two years. Pursuant to his employment agreement Mr. Cahill was paid a sign-on bonus of $175,000 and an additional $175,000 at the first anniversary of his date of hire.



     The Company entered into an Early Retirement Agreement and Release (the "Retirement Agreement") with Mr. Robinson effective June 30, 1998 pursuant to which Mr. Robinson resigned from employment with the Company. Pursuant to the Retirement Agreement, the Company will continue to pay Mr. Robinson his base salary, at the rate in effect on the Retirement Date (June 30, 1998), through December 31, 1998. The Company will also pay Mr. Robinson an annual bonus for 1998 in the amount of $800,000, which bonus will be in lieu of any bonus Mr. Robinson would be entitled to receive under the terms of his employment agreement with the Company effective as of September 1, 1994. Effective as of the Retirement Date, options for 90,000 shares of Common Stock issued under the terms of two stock option agreements dated November 1, 1996 became fully vested.


COMPENSATION OF DIRECTORS

     No compensation has been paid by the Company to its directors prior to the Offering. Upon completion of the Offering, directors who are not employees of the Company will receive directors fees to be determined by the Board of Directors.


     Certain directors of the Company are partners or directors of entities that received fees in connection with the Windy Hill Acquisition, the Exchange Offer, the tender offer for the Senior Notes and the repayment of bridge financing incurred in connection with the tender offer for the Windy Hill Notes and will receive underwriting discounts and commissions in connection with this Offering. See "Certain Transactions" and "Principal and Selling Stockholders."


COMMITTEES

     The Company's Board of Directors has recently established Audit and Compensation Committees. The Audit Committee consists of Messrs. Mansur, Chung and Walker, each of whom is a non-employee director of the Company. The Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management in performing its functions. The Audit Committee reviews the general scope of audit coverages, the fees charged by the independent auditors, matters relating to the Company's internal control systems, and other matters related to audit functions.

     The Compensation Committee consists of Messrs. Grauer, Kelly and Walker, each of whom is a non-employee director of the Company. The Compensation Committee administers the Company's Stock Option Plan, and in this capacity makes all option grants or awards to Company employees, including executive officers, under the plan. In addition, the Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, and is responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For transactions with Compensation Committee members Grauer and Kelly, see "Certain Transactions -- Transactions with DLJMB and its Affiliates" and
"-- Transactions with SCI."

STOCK OPTION AND STOCK PURCHASE PLANS


     Effective as of November 1, 1996, the Company adopted the Company's Management Stock Purchase Plan (the "1996 Management Stock Purchase Plan") and the Company's 1996 Stock Option Plan, as amended (the "1996 Stock Option Plan"). The Company plans to adopt the 1998 Stock Option Plan (the "1998 Stock Option Plan") in connection with the Offering. The Company's stock option plans are intended to encourage certain employees of the Company to develop a sense of proprietorship and personal involvement in the development and financial success of the Company.



     Effective as of June 19, 1997, the Company adopted the 1997 Management Stock Purchase Plan (the "1997 Management Stock Purchase Plan"). Pursuant to the 1996 Management Stock Purchase Plan and the 1997 Management Stock Purchase Plan, 625,000 shares of Common Stock of the Company were sold for $2.00 per share to certain key employees, including sales of 250,000 shares to Mr. Heidenthal and 15,000 shares to Mr. Bechtel.


STOCK OPTION GRANTS


     The following table sets forth, as of December 31, 1997, certain information as to options granted in 1997 under the 1996 Stock Option Plan to the Named Executive Officers. As of November 30, 1998, 622,500 stock options had been exercised by the Named Executive Officers.


                                                                                              POTENTIAL
                                                                                          REALIZABLE VALUE
                                                                                             AT ASSUMED
                                                                                           ANNUAL RATES OF
                                                                                             STOCK PRICE
                                                                                          APPRECIATION FOR
                                                INDIVIDUAL GRANTS                            OPTION TERM
                            ----------------------------------------------------------    -----------------
                                NUMBER OF         % OF TOTAL    EXERCISE
                                SECURITIES         OPTIONS       PRICE
                            UNDERLYING OPTIONS    GRANTED TO      PER       EXPIRATION
           NAME                 GRANTED(#)        EMPLOYEES      SHARE         DATE        5%          10%
           ----             ------------------    ----------    --------    ----------     --          ---
Douglas J. Cahill(1)......       500,000             56.8%       $3.50         2007
Thomas R. Heidenthal......       250,000             28.4         2.00         2007

---------------

(1) Mr. Cahill was granted options under the 1996 Stock Option Plan to purchase 125,000 shares of Common Stock at $2.00 per share on May 1, 1998.

STOCK OPTION EXERCISES

     The following table sets forth certain information with respect to exercises by the Company's Named Executive Officers of stock options during fiscal year 1997 and the value of all unexercised employee stock options as of December 31, 1997 held by such officers.

      AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES


                                                NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                                  SHARES            UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS(2)
                                 ACQUIRED       ----------------------------    ----------------------------
            NAME              ON EXERCISE(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Douglas J. Cahill...........      --                   --         500,000        $ --           $  --
Thomas R. Heidenthal........      --               38,750         211,250          --              --
Terry W. Bechtel............      --               50,400         109,600          --              --
Bob L. Robinson(3)..........      --              282,500         342,500          --              --
Earl R. Clements............      --               50,400         109,600          --              --


---------------

(1) None of the identified persons exercised options during the fiscal year ended December 31, 1997.

(2) The value of unexercised in-the-money options is based upon the initial public offering price.


(3) Effective as of Mr. Robinson's retirement on June 30, 1998, options for 90,000 shares of Common Stock issued under the terms of two stock option agreements dated November 1, 1996 became fully vested and the remaining unexercised options were terminated.


OTHER COMPENSATORY ARRANGEMENTS

     Employee Retirement Plan. On May 31, 1998, the Company terminated its Employee Retirement Plan (the "Retirement Plan"). The Retirement Plan was a non-contributory, tax qualified plan that provided retirement benefits based on the employee's tenure with the Company and average monthly compensation. The Company is currently structuring a plan for liquidating the Retirement Plan and anticipates providing a lump sum payment which former plan participants may elect to contribute to the newly established Doane Products Company Savings and Investment Plan (see "-- 401(k) Plans") or to use to purchase annuities.

     401(k) Plans. As of June 1, 1998 the Company adopted the Doane Products Company Savings and Investment Plan for eligible employees not covered by collective bargaining arrangements and the Doane Products Company Savings and Investment Plan -- Union Plan for eligible union employees at the Joplin, Missouri plant. The plans are intended to be qualified retirement plans under the Internal Revenue Code. Both plans permit employee contributions between 1% and 15% of pre-tax earnings subject to annual dollar limits set by the IRS, an annual employer profit sharing contribution of $400 for each eligible participant and a variety of investment options. The Doane Products Company Savings and Investment Plan also includes an employer matching contribution in an amount equal to 50% of participant contribution, up to 6% of compensation. Vesting for the employer match is 25% per year for each full year of service.

     Non-Qualified Salary Continuation Agreements. The Company has entered into agreements with all Named Executive Officers to provide benefits to such employees or their beneficiaries in the event of the death of the employee or retirement by the employee at age 65 or on or after age 55 with 20 years of service with the Company. If the employee remains employed until age 65, the employee (or the employee's beneficiary) will receive an annual retirement benefit payable for 10 years in accordance with a specified formula. If the employee terminates employment before age 65 but after age 55 and with 10 years of service with the Company, the employee's retirement benefit will be reduced in accordance with percentages specified in the agreement, depending upon the employee's age at retirement ranging from 100% at age 65 to 55.8% at age 55.

                              CERTAIN TRANSACTIONS

INVESTORS' AGREEMENT


     In connection with the Windy Hill Acquisition, the Company, Doane, Summit, SCI, CMIHI and an affiliate thereof, DLJMB and certain of its affiliates, all of the stockholders of Windy Hill and certain other shareholders of the Company (collectively, the "Stockholders") entered into the Investors' Agreement. The Investors' Agreement contains provisions concerning the governance of the Company and Doane, restrictions on the transferability of the securities of the Company and Doane acquired by the Stockholders and registration rights for such securities. The governance provisions of the Investors' Agreement provide that the Board of Directors of the Company will consist of eight members, of whom one will be designated by DLJMB (the "DLJMB Designee"), two will be designated by SCI on behalf of the Summit-Investors (as defined in the Investors' Agreement) (each such designee, a "Summit-Investor Designee"), one will be designated by CMIHI (the "Chase Designee"), one will be designated by Windy Hill Pet Food Company L.L.C. on behalf of the Windy Hill Investors (as defined in the Investors' Agreement), one will be designated by BRS on behalf of the Windy Hill Investors (each of the two foregoing designees, a "Windy Hill Designee"), one will be the Chief Executive Officer of the Company and one will be designated by the mutual agreement of all of the following (or such subset of the following that is then entitled to be designated to the Board of Directors in accordance with the Investors' Agreement): the DLJMB Designee, the Chase Designee and George B. Kelly (so long as Mr. Kelly is one of the two Summit-Investor Designees) or, if Mr. Kelly is not then one of the two Summit-Investor Designees, by any of the Summit-Investor Designees. At any time the number of shares of Common Stock owned of record by the Summit-Investors is less than 50% of the number of shares of Common Stock owned as of the date of the Investors' Agreement (in each case, disregarding stock splits, recapitalizations and similar adjustments in number of shares and stock dividends), the Summit-Investors will only have the right to designate one individual. At any time the number of shares of Common Stock owned of record by the Windy Hill Investors is less than 50% of the number of shares of Common Stock owned as of the date of the Investors' Agreement (in each case, disregarding stock splits, recapitalizations and similar adjustments in number of shares and stock dividends), the Windy Hill Investors will only have the right to designate one individual. Notwithstanding the foregoing, at any time any of DLJMB's, CMIHI's, the Summit-Investors' or the Windy Hill Investors' respective Percentage Ownership (as defined in the Investors' Agreement) is less than 5%, such person or group shall not have the further right to designate any individual to the Board pursuant to the Investors' Agreement. In addition, until the earlier of one year after the date of the Investors' Agreement and the date the Windy Hill Investors no longer have the right to designate any individual to the Board, Windy Hill Pet Food Company L.L.C. will have the right to designate one Board observer. The Investors' Agreement also provides that the board of directors of Doane will be comprised of the individuals who are serving as directors on the Company's Board.



     The Investor's Agreement also provides for certain registration rights for the benefit of the Stockholders. The Company shall not be obligated to effect more than three demand registrations for the Summit-Investors, collectively, three demand registrations for the DLJ Entities (as defined in the Investors' Agreement), collectively, three demand registrations for the Windy Hill Investors, collectively, and three demand registrations for CMIHI. Following the date the Company is eligible to use Form S-2 or S-3 for registration of its securities, demand registrations on Form S-2 or S-3 for the DLJ Entities, CMIHI, the Summit-Investors and the Windy Hill Investors shall be unlimited. The Stockholders also have piggy-back registration rights if the Company proposes to register any of its Common Stock or warrants, or if Doane proposes to register any of its preferred stock under the Securities Act.


TRANSACTIONS WITH DLJMB AND ITS AFFILIATES


     In 1995, DLJSC entered into a financial advisory agreement with the Company and Doane. The financial advisory agreement provides for an annual retainer fee of $100,000 plus reimbursable expenses; such agreement will terminate upon consummation of the Offering.

     In connection with the 1995 Acquisition, DLJMB purchased 1,000,000 shares of preferred stock and warrants to purchase 5,643,660 shares of Common Stock for an aggregate purchase price of $25 million. In December 1997, DLJMB and certain of its affiliates sold their shares of preferred stock to DLJSC, who thereupon sold such shares to qualified institutional buyers (as defined in Rule 144A under the Securities Act). DLJMB will receive proceeds from the Offering of
$          million as a Selling Stockholder in the Offering (assuming an initial
public offering price of $       per share). DLJMB is also a party to the
Investors' Agreement. See "-- Investors' Agreement." Pursuant to the Investors' Agreement, DLJMB has designated Mr. Grauer to the Board of Directors of the Company.



     DLJMB is an affiliate of DLJSC and DLJ Capital Funding, Inc. ("DLJ Capital"). DLJSC and DLJ Capital and their affiliates perform various investment banking and commercial banking services from time to time for the Company. DLJ Capital serves as an agent bank and a lender to the Company under the New Credit Facility. DLJSC will serve as lead manager in connection with this Offering and served as financial advisor to the Company in connection with the Windy Hill Acquisition. DLJSC also served as dealer manager in connection with the tender offer for the Senior Notes and for the Exchange Offer. DLJ Bridge Finance, Inc., an affiliate of DLJSC, also provided, together with an affiliate of CMIHI, a bridge loan to the Company in connection with the Refinancing Transactions. DLJSC received $1.0 million in connection with the Windy Hill Acquisition, and DLJSC and DLJ Capital received approximately $3.8 million in connection with the Refinancing Transactions. DLJSC, DLJ Capital and their affiliates have received, and will receive, customary compensation for acting in the foregoing capacities.


TRANSACTIONS WITH SCI

     SCI is the general partner of Summit, which is the owner of 3,600,000 shares of Common Stock of the Company. In addition to certain payments of fees and reimbursements for out-of-pocket expenses in connection with the 1995 Acquisition, SCI has entered into a management advisory agreement with Doane for a term of five years or until such time as the Company consummates an initial public offering of its Common Stock resulting in the receipt by the Company of at least $35 million in gross proceeds, whichever is shorter, and pursuant to which Doane will pay SCI an annual fee of $200,000 plus reimbursable expenses; such agreement will terminate upon consummation of the Offering.

     SCI received fees of $2.0 million in connection with the Windy Hill Acquisition. SCI and Summit are also parties to the Investors' Agreement. Pursuant to the Investors' Agreement, SCI has designated Messrs. Kelly and Mansur to the Board of Directors of the Company. See "-- Investors' Agreement."

TRANSACTIONS WITH CMIHI AND AFFILIATES


     CMIHI is an affiliate of Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase"). CMIHI and an affiliate of CMIHI own (i) 200,000 shares of the Doane Preferred Stock which will be repurchased by the Company in connection with the Offering, (ii) 535,000 shares of Class A Common Stock and 2,915,000 shares of Class B (non-voting) Common Stock and (iii) warrants to purchase 1,128,730 shares of Common Stock. CMIHI and CSI received fees of $1,000,000 and $500,000, respectively, in connection with the Windy Hill Acquisition. CMIHI will receive proceeds from the Offering through the
repurchase of the preferred stock (approximately $     million). Jeffrey C.
Walker, a director of the Company, is the Managing General Partner of Chase Capital Partners, which is an affiliate of CMIHI. In addition, CMIHI is a party to the Investor's Agreement as described above.



     CSI, Chase and their affiliates perform various investment banking and commercial banking services from time to time for the Company and its affiliates. Chase serves as an agent bank and a lender to the Company under the New Credit Facility. Chase also acted as agent bank and a lender under Windy Hill's prior credit facility, which was repaid in connection with the Refinancing Transactions. CSI acted as an Initial Purchaser of the May 1997 offering of the Windy Hill Notes, and will act as an Underwriter in connection with the Offering. CSI acted as financial advisor to Windy Hill in connection with the Windy Hill Acquisition. CSI also acted as dealer manager in connection with the Exchange Offer. An affiliate of CMIHI also provided, together with an affiliate of DLJSC, a bridge loan to the Company in connection with the

Refinancing Transactions. CSI, Chase and their affiliates received approximately $3.9 million in connection with the Refinancing Transactions. CSI, Chase and their affiliates have received, and will receive, customary compensation for acting in the foregoing capacities.


TRANSACTIONS WITH M. WALID MANSUR

     M. Walid Mansur, a director of the Company and Doane, was paid $500,000 for services rendered in connection with the 1995 Acquisition and related financings. Mr. Mansur owns 1,750,000 shares of Common Stock, Mr. Mansur's spouse, Laura Hawkins Mansur, owns 2,015,000 shares of the Common Stock and 375,000 shares of Common Stock are held in trust for their children.

OTHER TRANSACTIONS

     In addition to the fees paid to CMIHI, DLJSC and SCI in connection with the Windy Hill Acquisition, Dartford Partners and BRS received fees of $3.0 million and $1.0 million, respectively. BRS also was paid $500,000 at the closing of the Windy Hill Acquisition, representing a deferred transaction fee earned by BRS in connection with Windy Hill's acquisition of certain assets from Heinz in April 1996.

WARRANT EXERCISES

     At or prior to the closing of the Offering, certain Selling Stockholders
will sell warrants to purchase                shares of Common Stock to the
Underwriters. The warrants purchased by the Underwriters from such Selling Stockholders will be exercised for a number of shares of Common Stock equal to the number of shares underlying the warrants reduced by the product of the number of shares underlying such warrants and a fraction, the numerator of which is $0.002 per share and the denominator of which is the initial public offering
price (or                shares assuming an initial public offering price of
$     per share). All such shares of Common Stock obtained by the Underwriters as a result of the exercise of the warrants will be offered by the Underwriters in the Offering. Unless the context otherwise requires, shares of Common Stock sold in the Offering by the Underwriters as a result of the exercise of warrants purchased from the Selling Stockholders are treated as if the corresponding number of shares of Common Stock were sold by the Selling Stockholders.

     The Company believes that the terms of the transactions described above were no less favorable to the Company than could have been obtained from unaffiliated parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each director,
(ii) each Named Executive Officer, (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person. Certain of the Company's principal stockholders are parties to the Investors Agreement. See "Certain Transactions -- the Investors' Agreement."



                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                         OWNED PRIOR TO THE    SHARES TO BE SOLD     OWNED AFTER THE
                                              OFFERING          IN THE OFFERING         OFFERING
                                        --------------------   -----------------   -------------------
               NAME(1)                    NUMBER     PERCENT                        NUMBER    PERCENT
Summit(2).............................   3,600,000    15.6%                                           %
DLJMB(3)..............................   5,643,660    19.7
CMIHI(4)..............................   4,578,730    19.0
BRS ..................................   3,606,715    15.7
Dartford(5)...........................   2,935,862    12.8
Laura Hawkins Mansur(6)...............   4,140,000    18.0
Peter T. Grauer(3)....................   5,643,660    19.7
George B. Kelly(2)....................   3,600,000    15.6
Jeffrey C. Walker(4)..................   4,578,730    19.0
Ray Chung(5)..........................   2,935,862    12.8
Stephen C. Sherrill(7)................   3,606,715    15.7
M. Walid Mansur(6)....................   4,140,000    18.0
Bob L. Robinson.......................   1,372,500     6.0
Douglas J. Cahill.....................     250,000     1.1
Thomas R. Heidenthal(8)...............     288,750     1.3
Earl R. Clements(8)...................     400,400     1.7
Terry W. Bechtel(8)...................     315,400     1.4
All parties to the Investors Agreement
  as a group..........................  28,968,800    96.1
All executive officers and directors
  as a group (15 persons).............  27,083,271    89.9


------------------------------


(1) The address of Summit/DPC Partners, L.P. and Mr. Kelly is 8 Greenway Plaza, Suite 714, Houston, Texas 77046. The address of DLJMB and Mr. Grauer is 277 Park Avenue, New York, New York 10172. The address of CMIHI and Mr. Walker is 380 Madison Avenue, 12th floor, New York, New York 10017. The address of Bruckmann, Rosser, Sherill & Co., L.P. is 126 East 56th Street, New York, New York 10022. The address of Windy Hill Pet Food Company L.L.C. is 456 Montgomery, Suite 2200, San Francisco, California 94109. The address of Mr. Robinson, Mr. Cahill, Mr. Heidenthal, Laura Hawkins Mansur and Mr. Mansur is 103 Powell Court, Suite 200, Brentwood, Tennessee 37027.


(2) Summit is a limited partnership of which SCI serves as the general partner. Mr. Kelly, a director of the Company, is Chairman of the Board and a stockholder of SCI. Mr. Kelly may be deemed to beneficially own the shares indicated because of Mr. Kelly's affiliation with Summit. Mr. Kelly disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act.

(3) All of the shares indicated as owned by DLJMB are shares that may be acquired by DLJMB within 60 days pursuant to the exercise of warrants. Of the shares indicated, warrants to purchase 2,658,435, 1,188,700, 68,920, 1,072,050 and 655,555 shares are held by DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc. and DLJ First ESC L.L.C., respectively. DLJMB is a limited partnership, the general partner of which is DLJ Merchant Banking, Inc., an affiliate of DLJSC. Mr. Grauer is a director of the Company and serves as a Managing Director of DLJ Merchant Banking, Inc. and, as such, may be deemed to beneficially own such shares. Mr. Grauer disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act. The shares to be sold in the
    Offering include      shares of Common Stock to be issued by the Company
    upon the exercise by the Underwriters of warrants to purchase      shares of
    Common Stock previously held by DLJMB. See "Certain Transactions."


(4) Represents shares held by CMIHI and related parties. Of the 4,578,730 shares indicated as owned by CMIHI, (i) 535,000 represent shares of Class A Common Stock, (ii) 2,915,000 represent shares of Class B Common Stock and (iii) 1,128,730 are shares issuable within 60 days upon exercise of warrants. CMIHI is an affiliate of The Chase Manhattan Corporation. Mr. Walker, a director of the Company, is Managing General Partner of Chase Capital Partners, an affiliate of The Chase Manhattan Corporation, and may be deemed to beneficially own the shares indicated as owned by CMIHI. Mr. Walker disclaims beneficial ownership of 2,760,000 shares of Common Stock and warrants to purchase 902,985 shares of Common Stock within the meaning of Rule 13d-3 of the Exchange Act.


(5) Of the shares indicated as owned by Dartford, 618,165 are held in the name of Dartford and 2,317,697 are held in the name of Windy Hill Pet Food Company, L.L.C., an entity controlled by Dartford. Mr. Chung, a director of the Company, is a partner in Dartford and a managing member of Windy Hill Pet Food Company, L.L.C. and may be deemed to beneficially own the shares indicated as owned by Dartford. Mr. Chung disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act.


(6) Of the shares indicated as owned by Mr. and Mrs. Mansur, 1,750,000 are held in Mr. Mansur's name, 2,015,000 are owned by Mrs. Mansur and 375,000 are held in trust for their children. The shares held by Mrs. Mansur and the Mansurs' children may be deemed to be beneficially owned by Mr. Mansur; Mr. Mansur disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act. The shares held by Mr. Mansur and the Mansurs' children may be deemed to be beneficially owned by Mrs. Mansur; Mrs. Mansur disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act.

(7) Includes shares held by BRS and certain other entities and individuals affiliated with BRS. Mr. Sherrill, a director of the Company, is a principal of BRS and may be deemed to beneficially own the shares indicated as owned by BRS. Mr. Sherrill disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Exchange Act.


(8) Amounts include 38,750 options granted to Thomas R. Heidenthal and 50,400 options granted to each of Terry W. Bechtel and Earl R. Clements, all of which are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). As of November 30, 1998, 22,865,210 shares of Common Stock were outstanding, and no shares of Preferred Stock were outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although the Company intends to apply to list the Common
Stock on the        , there can be no assurance that a market for the Common
Stock will develop or, if developed, will be sustained. See "Risk Factors -- Absence of Public Market" and "Dilution."


     The following descriptions of certain provisions of the Restated Certificate of Incorporation of the Company, as amended and restated (the "Charter"), and the Bylaws, are intended only as a summary and do not purport to be complete and are qualified in their entirety by reference to such documents, which are included as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK


     The Company's Common Stock consists of two classes, Class A and Class B. The Class A and Class B Common Stock are identical in all respects except that the Class B Common Stock has no voting rights. The Class B Common Stock is convertible into shares of Class A Common Stock at any time at the option of the holder thereof. References to Common Stock in this Prospectus are references to Class A and Class B Common Stock on a combined basis. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record on all matters submitted to a vote of stockholders. The holders of Class A Common Stock do not have cumulative voting rights in the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued pursuant to authorization of the Board of Directors, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of legally available funds. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. In addition, the New Credit Facility and the Note Indenture contain provisions that restrict the Company from paying dividends on the Common Stock. See "Description of New Credit Facility" and "Description of Senior Subordinated Notes." Upon liquidation, dissolution or winding up of the Company, after payments of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to share ratably in all remaining assets of the Company. The holders of Common Stock have no preemptive, subscription, redemptive or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.


PREFERRED STOCK

     The Charter authorizes the Board of Directors, without stockholder approval, to issue shares of Preferred Stock, from time to time, in one or more series and to fix the number of shares and rights, preferences and limitations thereof of each such series. Among the specific matters that may be determined by the Board of Directors are the designations, preferences, dividend rights, conversion rights, voting powers, redemption rights and liquidation preferences of each such series. It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the respective rights of the holders of one or more series of the Preferred Stock. Such effects, however, might include: (i) restrictions on dividends on Common Stock if dividends on the Preferred Stock are in arrears; (ii) dilution of the voting power of the Common Stock to the extent that a series of the Preferred Stock would have voting rights; (iii) the holders of Common Stock not being entitled to share in the Company's assets upon dissolution until satisfaction of any liquidation preference guaranteed to the Preferred Stock; and (iv) potential dilution of the equity of holders of Common Stock to the extent that a series of the Preferred Stock might be convertible into Common Stock. The Company has no present plans to issue any Preferred Stock.

     Holders of Common Stock have no preemptive rights to purchase or otherwise acquire any Preferred Stock that may be issued in the future. Each series of Preferred Stock, could, as determined by the Board of Directors at the time of issuance, rank, with respect to dividends, redemption and liquidation rights, senior to the Common Stock.

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued pursuant to authorization by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover or otherwise. In this regard, the Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control for the Company or (vi) to exercise other rights designed to impede a takeover. See " -- Antitakeover Provisions." The issuance of shares of Preferred Stock pursuant to the authority of the Board of Directors described above may adversely affect the rights of holders of Common Stock.

ANTITAKEOVER PROVISIONS

     The Charter and Bylaws of the Company contain provisions that could have an antitakeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The provisions may deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market prices; however, the Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interest of the Company and its stockholders. Set forth below is a description of such provisions in the Charter and Bylaws.

     Classified Board of Directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its stockholders and whether a majority of the Company's stockholders believes that such a change would be desirable. Pursuant to the Charter, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the voting power of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock").

     Removal of Directors Only for Cause. Pursuant to the Charter, directors can be removed from office only for cause (as defined therein) and only by the affirmative vote of eighty percent of the Voting Stock other than at the expiration of their term of office. Vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors and not by the stockholders.

     Number of Directors. The Charter provides that the entire Board of
Directors will consist of not less than                members, the exact number
to be set from time to time by resolution of the Board of Directors. Accordingly, the Board of Directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new vacancies with its own nominees until the next stockholder election.

     No Written Consent of Stockholders. The Charter also provides that, subject to the terms of any Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by (i) the Chairman of the Board,
(ii) the President, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the then-authorized number of directors or (iv) the holders of at least 50% of the outstanding Voting Stock.

     Amendment of the Bylaws. The Charter provides that the Board of Directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws.

     Preferred Stock. As described above under "-- Preferred Stock," the Board of Directors may designate and issue shares of Preferred Stock without stockholder approval under certain circumstances. As a result, the Preferred Stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders.

     Advance Notice of Director Nominations and Stockholder Proposals. The Charter provides that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Charter. In general, the Charter requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy statements. The stockholder also must submit a letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     Section 203 of the Delaware General Corporation Law. The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. The latter term is defined to include any person, other than such corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have
shares of Common Stock outstanding (               shares if the Underwriters'
over-allotment option is exercised in full). Of these outstanding shares of
Common Stock,                shares to be sold in this Offering will be freely
tradeable without restriction or further registration under the Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144
under the Act ("Rule 144") described below. The remaining                shares
of Common Stock outstanding after the Offering will be "restricted securities" within the meaning of Rule 144 under the Act and may not be sold in a public distribution except in compliance with the registration requirements of the Act or an applicable exemption under the Act, including an exemption pursuant to Rule 144 thereunder. Restricted securities are eligible for sale in the public market pursuant to Rule 144 no sooner than one year from the date of acquisition. In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of: (i) one percent of the number of shares of
Common Stock outstanding (approximately                shares immediately after
the Offering); or (ii) generally, the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The Company has granted certain stockholders registration rights. See "Certain Transactions -- Investors' Agreement."


     As of November 30, 1998, there were 2,025,750 options to purchase shares of Common Stock issued and outstanding of which 350,010 are currently exercisable. In addition, the Company plans to adopt the 1998 Stock Option Plan in connection with the Offering. See "Management -- Executive Compensation -- Stock Option and Stock Purchase Plans, "-- Stock Option Grants" and "-- Stock Option Exercises."


                       DESCRIPTION OF NEW CREDIT FACILITY


     As part of the Refinancing Transactions, the Company entered into the New Credit Facility with a syndicate of banks, as lenders, and Chase, as administrative agent, DLJ Capital, as syndication agent, and Mercantile Bank National Association, as documentation agent. DLJ Capital and Chase served as the co-arrangers of the New Credit Facility. Each of Chase and DLJ Capital is an affiliate of one of the Underwriters. The New Credit Facility consists of a $245.0 million term loan facility (the "Term Loan Facility") and a $100.0 million revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility will enable the Company to obtain revolving credit loans and issue letters of credit for the account of the Company from time to time for working capital, permitted acquisitions and general corporate purposes. As of November 30, 1998 the Company had borrowed $245.0 million under the Term Loan Facility and $30.0 million under the Revolving Credit Facility. In addition, at such date the Company had $2.4 million of letters of credit outstanding under the Revolving Credit Facility. Loans under the New Credit Facility will bear interest at: (i) the prime rate of the administrative agent (or, if higher, the secondary market rate for certificates of deposit plus 1% or the federal funds rate plus 0.5%) plus a specified margin based on the type of loan and the then current ratio of senior debt to EBITDA (the "Applicable Margin") or (ii) the Eurodollar rate plus the Applicable Margin. The Company will also pay certain fees with respect to the New Credit Facility. The Term Loan Facility consists of three tranches with terms between six and one-half years and eight years, unless terminated sooner upon an event of default (as defined in the New Credit Facility). The Term Loan Facility must be repaid in quarterly installments commencing on March 31, 1999. The principal amounts under the Term Loan Facility shall be repaid, as follows: (i) approximately $11.7 million in each of the calendar years 1999 and 2000, (ii) approximately $14.2 million in each of the calendar years 2001, 2002, 2003 and 2004, (iii) $85.8 million in the calendar year 2005 and (iv) $79.0 million in 2006. The Revolving Credit Facility has a term of six and one-half years, unless terminated sooner upon an event of default, and outstanding revolving credit loans will be payable on such date or such earlier date as may be accelerated following the occurrence of any event of default.



     The New Credit Facility contains various covenants that will restrict the Company from taking various actions and that will require the Company to achieve and meet certain financial tests, including meeting a consolidated leverage ratio, a consolidated senior debt ratio, a consolidated interest coverage ratio and a consolidated fixed charge coverage ratio. The New Credit Facility includes covenants relating to balance sheet, fixed charge coverage, interest coverage and leverage ratios and limitations on, among other things, capital and other permitted expenditures, liens, indebtedness, guarantees, mergers, acquisitions, disposition of assets, dividends, changes in business activities and certain corporate activities.



     The New Credit Facility also contains events of default, including nonpayment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, ERISA, material judgments and certain changes in control of the Company.



     The Company and certain restricted subsidiaries are required to guarantee amounts outstanding under the New Credit Facility. The indebtedness incurred pursuant to the New Credit Facility is secured by a first priority lien on substantially all of the material assets of the Company and its restricted domestic subsidiaries.



                    DESCRIPTION OF SENIOR SUBORDINATED NOTES



     On November 12, 1998, Doane issued $150 million in aggregate principal amount of its 9 3/4% Senior Subordinated Notes under the Note Indenture, a copy of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. The following summary of certain provisions of the
Note Indenture and the Senior Subordinated Notes does not purport to be complete, is subject to, and is qualified in its entirety by reference to, the provisions of the Note Indenture and the Senior Subordinated Notes.



     The Senior Subordinated Notes are general unsecured obligations and are subordinated in right of payment to all senior indebtedness and senior in right of payment to any current or future indebtedness of Doane that, by its terms, is subordinated to the Senior Subordinated Notes. The payment of obligations of each subsidiary guarantor are subordinated to the payment of senior indebtedness of such subsidiary guarantor. The Senior Subordinated Notes are limited to $150 million aggregate principal amount and mature on May 15, 2007. The Senior Subordinated Notes accrue interest at the rate of 9 3/4% payable semiannually on May 15 and November 15 of each year.



     Doane may redeem the Senior Subordinated Notes at any time on or after May 15, 2002, in whole or in part, at the option of Doane, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date:



YEAR                                                         PERCENTAGE
2002......................................................    104.875%
2003......................................................    103.250%
2004......................................................    101.625%
2005 and thereafter.......................................    100.000%



     In addition, prior to May 15, 2000 Doane may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the proceeds of one or more Equity Offerings (as defined in the Note Indenture), at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date; provided, however, that at least 65% in aggregate principal amount of the Senior Subordinated Notes remain outstanding immediately after each such redemption. At any time prior to May 15, 2002, the Senior Subordinated Notes may also be redeemed in whole, but not in part, at the option of Doane upon the occurrence of a Change in Control (as defined herein) at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined in the Note Indenture) and the unpaid accrued interest, if any, to the date of redemption.



     Upon the occurrence of any of the following events (each, a "Change of Control"), each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase: (i) prior to the first public offering of Voting Stock (as defined in the Note Indenture) of the Company, the Permitted Holders (as defined in the
Note Indenture) cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of majority voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise; (ii) following the first public offering of Voting Stock of the Company, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided that the Permitted Holders beneficially own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.



     The Note Indenture contains restrictive covenants that, among things, impose limitations (subject to certain exceptions) on Doane with respect to (i) limitations on incurrence of indebtedness, (ii) limitations on restricted payments, (iii) restrictions on distributions from subsidiaries, (iv) sales of assets and subsidiary capital stock, (v) affiliate transactions and (vi) lines of business.



     Events of Default (as defined in the Note Indenture) include: (i) a default for 30 days in the payment of interest on the Senior Subordinated Notes when the same becomes due and payable; (ii) a default in payment of principal on the Senior Subordinated Notes when the same becomes due and payable at maturity, upon optional redemption pursuant to the Note Indenture, upon declaration or otherwise; (iii) failure by Doane to comply with other agreements in the Note Indenture or the Senior Subordinated Notes, in certain cases subject to notice and lapse of time; (iv) certain accelerations of other indebtedness of Doane or its subsidiaries if the amount accelerated (or so unpaid) exceeds $5 million and such acceleration or failure to pay is not rescinded or cured within a 10-day period; (v) certain events of bankruptcy or insolvency with respect to Doane or any significant subsidiary; (vi) certain final, non-appealable judgments or decrees for the payment of money in excess of $5 million; and (vii) the failure of any subsidiary guarantee to be in full force and effect or the denial or disaffirmation by any subsidiary guarantor of its obligations under the Note Indenture or the Senior Subordinated Notes in certain cases. If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the Senior Subordinated Notes may declare all the Senior Subordinated Notes to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default that will result in the Senior Subordinated Notes being due and payable immediately upon the occurrence of such Events of Default.

                                  UNDERWRITING


     Subject to the terms and subject to the conditions of an Underwriting
Agreement, dated                     , 1998 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), who are represented by DLJSC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Schroder & Co. Inc. and CSI (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below:



                                                               NUMBER OF
                        UNDERWRITERS                            SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Schroder & Co. Inc..........................................
Chase Securities Inc........................................
                                                                  ---
          Total.............................................
                                                                  ===


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $     per share.
The Underwriters may allow, and such dealers may re-allow to certain other
dealers, a concession not in excess of $     per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata share of such additional shares based on such Underwriter's percentage underwriting commitment in the Offering as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJSC. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJSC's prior written consent.

     Of the Common Stock offered hereby, up to 5% of the shares will be directed to, and may be purchased by, employees of the Company and others, subject to certain restrictions of the NASD.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiations among the Company, representatives of the Selling Stockholders and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     Application will be made to list the Common Stock on the        . In order
to meet the requirements for listing the Common Stock on the        , the
Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable laws, rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such offer or solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise or if DLJSC receives a report that indicates that the clients of such syndicate members have "flipped" the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.


     Each of DLJSC and CSI and their affiliates have performed financial advisory, investment banking and commercial banking services for the Company in the past and received compensation in connection therewith. In addition, DLJMB, an affiliate of DLJSC, is a Selling Stockholder in the Offering and an affiliate of CSI will receive proceeds of the Offering as consideration for redemption of its shares of preferred stock. Peter Grauer, a Managing Director at DLJMB, and Jeffrey Walker, Managing General Partner of Chase Capital Partners are members of the Company's Board of Directors. For a more complete description of these relationships and services, see "Risk Factors -- Interest of Underwriters," "Certain Transactions" and "Principal and Selling Stockholders."


     Under Rule 2720 of the Conduct Rules ("Rule 2720") of the NASD, DLJSC may be deemed to be an "affiliate" of the Company and to have a "conflict of interest" with the Company by virtue of the fact that affiliates of DLJSC may be deemed to beneficially own greater than 10% of the voting stock of the Company. Under Rule 2720, when a member of the NASD, such as DLJSC, proposes to underwrite or otherwise assist in the distribution of an affiliate's securities in a public offering, the price to public at which such securities are to be distributed to the public must not be lower than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of due diligence with respect thereto. In accordance with such requirements, (the "QIU") has agreed to act as the qualified independent underwriter in connection with the Offering, has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part and has exercised the usual standards of due diligence with respect thereto. The price to public of the Common Stock when sold will be no lower than that recommended by the QIU. In addition, the Company has agreed to indemnify the QIU against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the QIU may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Doane Pet Care Enterprises, Inc. as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Windy Hill Pet Food Holdings, Inc. as of December 27, 1997 and December 28, 1996 and for the period from inception (March 1, 1995) through December 30, 1995 and for the years ended December 28, 1996 and December 27, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Pet Food Division (a division of Hubbard Milling Company) as of April 30, 1997 and 1996 and for each of the years in the three-year period ended April 30, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION


     The Company has not previously been subject to the reporting requirements of the Exchange Act. However, the Company's operating subsidiary, Doane, is subject to the reporting requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.


     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
DOANE PET CARE ENTERPRISES, INC.
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997 and September 30, 1998 (unaudited) and
     Consolidated Pro Forma Balance Sheet as of September
     30, 1998 (unaudited)...................................   F-3
  Consolidated Statements of Income for the years ended
     December 31, 1995, 1996 and 1997 and for the nine
     months ended September 30, 1997 and 1998 (unaudited)...   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997 and for the nine
     months ended September 30, 1997 and 1998 (unaudited)...   F-5
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1995, 1996 and 1997 and for
     the nine months ended September 30, 1998 (unaudited)...   F-6
  Notes to Consolidated Financial Statements................   F-7
WINDY HILL PET FOOD HOLDINGS, INC.
  Independent Auditors' Report..............................  F-23
  Consolidated Balance Sheets as of December 28, 1996,
     December 27, 1997 and June 27, 1998 (unaudited)........  F-24
  Consolidated Statements of Operations for the ten months
     ended December 30, 1995, for the years ended December
     28, 1996 and December 27, 1997, and for the six months
     ended June 28, 1997 and June 27, 1998 (unaudited)......  F-25
  Consolidated Statements of Changes in Stockholders' Equity
     for the ten months ended December 30, 1995, for the
     years ended December 28, 1996 and December 27, 1997,
     and for the six months ended June 28, 1997 and June 27,
     1998 (unaudited).......................................  F-26
  Consolidated Statements of Cash Flows for the ten months
     ended December 30, 1995, for the years ended December
     28, 1996 and December 27, 1997, and for the six months
     ended June 28, 1997 and June 27, 1998 (unaudited)......  F-27
  Notes to Consolidated Financial Statements................  F-28
HUBBARD MILLING COMPANY
  Independent Auditors' Report..............................  F-45
  Balance Sheets as of April 30, 1995, 1996 and 1997........  F-46
  Statements of Earnings for the years ended April 30, 1995,
     1996 and 1997..........................................  F-47
  Statements of Cash Flows for the years ended April 30,
     1995, 1996 and 1997....................................  F-48
  Notes to Financial Statements.............................  F-49

     When the transaction referred to in Note 2 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.


                                                /s/ KPMG PEAT MARWICK LLP

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Doane Pet Care Enterprises, Inc.:



     We have audited the accompanying consolidated balance sheets of Doane Pet Care Enterprises, Inc. -- Successor as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows of Doane Pet Care Enterprises, Inc. -- Successor for the years ended December 31, 1997 and 1996 and for the three month period ended December 31, 1995, and the consolidated statements of income, stockholders' equity and cash flows of Doane Pet Care Enterprises, Inc. -- Predecessor for the nine months ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Doane Pet Care Enterprises, Inc. -- Successor at December 31, 1997 and 1996, and the results of operations and cash flows of Doane Pet Care Enterprises, Inc. -- Successor for the years ended December 31, 1997 and 1996 and for the three month period ended December 31, 1995 and of Doane Pet Care Enterprises, Inc. -- Predecessor for the nine month period ended September 30, 1995 in conformity with generally accepted accounting principles.

Houston, Texas
February 13, 1998, except as to
Note 2, which is as of                .

                        DOANE PET CARE ENTERPRISES, INC.


                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS


                                                    DECEMBER 31,                         PRO FORMA
                                                 -------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                   1996       1997         1998            1998
                                                 --------   --------   -------------   -------------
                                                                        (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents....................  $     --   $     --     $  3,833        $  3,833
  Trade accounts receivable, net of
     allowances................................    68,279     66,369       86,759          86,759
  Inventories..................................    30,737     32,426       52,901          52,901
  Deferred income tax benefits.................       881      1,252        6,562          16,964
  Prepaid expenses and other assets............     6,487      2,298       16,333          16,333
                                                 --------   --------     --------        --------
          Total Current Assets.................   106,384    102,345      166,388         176,790
Property, plant, and equipment, net............    93,083     99,994      201,665         201,665
Goodwill, net of amortization..................   126,068    122,882      263,368         263,368
Other assets, net..............................    12,758     12,963       33,351          29,251
                                                 --------   --------     --------        --------
          Total Assets.........................  $338,293   $338,184     $664,772        $671,074
                                                 ========   ========     ========        ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt.......  $ 10,417   $ 11,667     $  8,859        $ 10,252
  Accounts payable.............................    51,303     42,422       64,782          64,782
  Accrued liabilities..........................    18,541     22,611       42,091          42,091
                                                 --------   --------     --------        --------
          Total current liabilities............    80,261     76,700      115,732         117,125
Long-term debt, excluding current
  installments.................................   196,186    188,743      414,807         457,380
Post-retirement benefit liability..............     4,030      4,081        6,562           6,562
Deferred income tax liability..................       409      4,169       22,744          16,323
Other long-term liabilities....................                             1,753           1,753
                                                 --------   --------     --------        --------
          Total liabilities....................   280,886    273,693      561,598         599,143
Senior exchangeable preferred stock, 10,000
  shares authorized, 1,200 shares issued.......    24,160     30,545       35,898          35,898
Stockholders' equity:
  Common stock, par value $.0001, 50,000 shares
     authorized, 14,000, 14,375 and 23,013
     shares issued and outstanding,
     respectively..............................         1          1            2               2
  Additional paid-in capital...................    40,824     41,674       73,544          73,544
  Accumulated other comprehensive income.......        --         --          472             472
  Accumulated deficit..........................    (7,578)    (7,729)      (6,742)        (37,985)
                                                 --------   --------     --------        --------
          Total stockholders' equity...........    33,247     33,946       67,276          36,033
                                                 --------   --------     --------        --------
          Total liabilities and stockholders'
            equity.............................  $338,293   $338,184     $664,772        $671,074
                                                 ========   ========     ========        ========


          See accompanying notes to consolidated financial statements.

                        DOANE PET CARE ENTERPRISES, INC.


                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
             FOR THE YEARS ENDING DECEMBER 31, 1995, 1996 AND 1997

    AND THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)



                                      PREDECESSOR                               SUCCESSOR
                                     -------------   ----------------------------------------------------------------
                                                                                                      NINE MONTH
                                      NINE MONTH     THREE MONTH                                     PERIOD ENDED
                                     PERIOD ENDED    PERIOD ENDED    YEAR ENDED     YEAR ENDED       SEPTEMBER 30,
                                     SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   -------------------
                                         1995            1995           1996           1997         1997       1998
                                     -------------   ------------   ------------   ------------   --------   --------
                                                                                                      (UNAUDITED)
Net sales..........................    $303,633        $114,958       $513,217       $564,741     $411,399   $462,991
Cost of goods sold.................     247,394          97,184        446,776        482,896      352,877    378,583
                                       --------        --------       --------       --------     --------   --------
Gross profit.......................      56,239          17,774         66,441         81,845       58,522     84,408
Operating expenses:
  Promotion and distribution.......      17,675           6,484         26,480         31,876       23,798     30,381
  Selling, general and
    administrative.................       8,558           3,677         15,050         17,985       12,505     20,935
  Non-recurring transition costs...       9,440              --             --             --           --      4,311
                                       --------        --------       --------       --------     --------   --------
        Income from operations.....      20,566           7,613         24,911         31,984       22,219     28,781
Interest expense, net..............       3,611           5,806         22,471         22,463       16,973     19,444
Non-recurring finance charge.......          --              --          4,815             --           --         --
Equity in earnings of joint
  venture..........................          --              --             --           (186)        (117)      (111)
Other (income) expense, net........          (8)             29             (2)            84           65       (118)
                                       --------        --------       --------       --------     --------   --------
        Income (loss) before
          taxes....................      16,963           1,778         (2,373)         9,623        5,298      9,566
Income tax expense (benefit).......         217             754           (855)         3,389        1,917      3,226
                                       --------        --------       --------       --------     --------   --------
        Net income (loss)..........    $ 16,746        $  1,024       $ (1,518)      $  6,234     $  3,381   $  6,340
                                       ========        ========       ========       ========     ========   ========
Net income (loss) applicable to
  common stock.....................          --        $   (314)      $ (7,264)      $   (151)    $ (1,323)  $    989
Basic and diluted net income (loss)
  per common share.................          --        $  (0.02)      $  (0.53)      $  (0.01)    $   (0.9)  $    0.6
Pro forma earnings data
  (unaudited)......................
Net income as reported.............    $ 16,746
Pro forma adjustment for federal
  and state income tax expense.....       5,861
                                       --------
Pro forma net income...............    $ 10,885
                                       ========
Pro forma basic net income per
  common share.....................    $    189
                                       ========        ========       ========       ========     ========   ========
Weighted average shares
  outstanding......................      57,500          13,750         13,757         14,188       14,126     16,360
                                       ========        ========       ========       ========     ========   ========

                        DOANE PET CARE ENTERPRISES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
             FOR THE YEARS ENDING DECEMBER 31, 1995, 1996 AND 1997

         AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)



                                                 PREDECESSOR                               SUCCESSOR
                                                -------------   ---------------------------------------------------------------
                                                                                                                 NINE MONTH
                                                 NINE MONTH     THREE MONTH                                     PERIOD ENDED
                                                PERIOD ENDED    PERIOD ENDED    YEAR ENDED     YEAR ENDED      SEPTEMBER 30,
                                                SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   ------------------
                                                    1995            1995           1996           1997         1997      1998
                                                -------------   ------------   ------------   ------------   --------   -------
Cash flows from operating activities:
  Net income (loss)...........................    $ 16,746       $   1,024      $  (1,518)      $  6,234     $  3,381   $ 6,340
  Items not requiring (providing) cash:
    Depreciation and amortization.............       3,694           2,359         15,972         12,141        8,880    12,392
    Loss on sale of property and equipment....          10              --             26            115           85        --
    Deferred income tax expense (benefit).....          --           1,102           (855)         3,389        1,937     2,871
    Equity in foreign joint venture...........          --              --             --           (186)        (117)     (111)
    Other.....................................         (93)             23            282             51         (127)     (304)
    Changes in:
      Accounts receivable.....................       1,800          (7,620)       (21,176)         1,910       11,012     5,401
      Inventories.............................      (2,424)         (2,954)        (3,141)        (1,689)        (394)     (138)
      Prepaid expenses and other..............        (498)           (571)        (5,479)         3,818        4,232    (6,409)
      Accounts payable........................     (11,526)          4,084         32,155         (8,881)     (15,568)   (3,777)
      Accrued expenses........................       5,245           7,034          2,317          4,070       (3,718)     (248)
      Other...................................          --          (1,770)            --             --           --        --
                                                  --------       ---------      ---------       --------     --------   -------
         Net cash provided by operating
           activities.........................      12,954           2,711         18,583         20,972        9,603    16,017
                                                  --------       ---------      ---------       --------     --------   -------
Cash flows from investing activities:
  Proceeds from sale of property and
    equipment.................................         571              --             26             39           25        72
  Capital expenditures, including interest
    capitalized...............................      (4,224)         (1,297)        (7,901)       (14,437)     (12,933)  (14,132)
  Acquisition related payments................          --        (207,961)        (1,087)            --           --        --
  Investment in foreign joint venture.........          --              --         (1,979)            --           --   (26,190)
  Purchase of Industrial Development Bonds....          --              --             --             --           --    (9,000)
  Other.......................................         (24)            (88)          (548)          (763)        (284)   (2,723)
                                                  --------       ---------      ---------       --------     --------   -------
         Net cash used in investing
           activities.........................      (3,677)       (209,346)       (11,489)       (15,161)     (13,192)  (51,973)
                                                  --------       ---------      ---------       --------     --------   -------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt....      (7,225)        204,348        163,136          5,698        4,919    34,121
  Increase in debt issuance costs.............          --              --         (5,909)          (468)        (468)       --
  Retirement of prior indebtedness............          --         (46,013)            --             --           --        --
  Net borrowings under short-term credit
    agreements................................         595          (6,800)            --             --           --        --
  Net borrowings (repayments) under revolving
    credit agreement..........................          --              --          1,475         (1,475)       6,100     9,710
  Principal payments on long-term debt........        (786)         (4,400)      (167,746)       (10,416)      (7,812)   (5,614)
  Dividends paid..............................     (13,152)             --             --             --
  Proceeds from issuance of preferred stock...          --          17,075             --             --
  Proceeds from issuance of Common Stock......          --          40,425            400            850          850     1,347
                                                  --------       ---------      ---------       --------     --------   -------
         Net cash provided by (used in)
           financing activities...............     (20,568)        204,635         (8,644)        (5,811)       3,589    39,564
                                                  --------       ---------      ---------       --------     --------   -------
         Effect of exchange rates on cash.....          --              --             --             --           --       225
                                                  --------       ---------      ---------       --------     --------   -------
         Increase (decrease) in cash and cash
           equivalents........................     (11,291)         (2,000)        (1,550)            --           --     3,833
Cash and cash equivalents, beginning of
  period......................................      14,841           3,550          1,550             --           --        --
                                                  --------       ---------      ---------       --------     --------   -------
Cash and cash equivalents, end of period......    $  3,550       $   1,550      $      --       $     --     $     --   $ 3,833
                                                  ========       =========      =========       ========     ========   =======


                See accompanying notes to financial statements.

                        DOANE PET CARE ENTERPRISES, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)
             FOR THE YEARS ENDING DECEMBER 31, 1995, 1996 AND 1997

              AND NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)



                                                                    PREDECESSOR
                                ------------------------------------------------------------------------------------
                                                                                  ACCUMULATED
                                 COMMON STOCK                 TREASURY STOCK         OTHER
                                ---------------   PAID-IN   ------------------   COMPREHENSIVE   RETAINED
                                SHARES   AMOUNT   CAPITAL   SHARES     AMOUNT       INCOME       EARNINGS    TOTAL
                                ------   ------   -------   -------   --------   -------------   --------   --------
Balances, December 31, 1994...  100...    $50     $    --   (42,500)  $(34,000)      $           $ 65,709   $ 31,759
  Net income..................      --     --          --        --         --                     16,746     16,746
  Dividends declared..........      --     --          --        --         --                    (13,152)   (13,152)
                                ------    ---     -------   -------   --------       ----        --------   --------
Balances, September 30,
  1995........................     100    $50     $    --   (42,500)  $(34,000)      $           $ 69,303   $ 35,353
                                ======    ===     =======   =======   ========       ====        ========   ========



                                                                    SUCCESSOR
                               ------------------------------------------------------------------------------------
Beginning balances, October
  1, 1995....................      --    $--     $    --        --   $     --       $           $     --   $     --
  Issuance of common stock...  13,750      1      40,424        --         --                         --     40,425
  Net income.................      --     --          --        --         --                      1,024      1,024
  Preferred stock
     dividends...............      --     --          --        --         --                     (1,069)    (1,069)
  Accretion of preferred
     stock...................      --     --          --        --         --                       (269)      (269)
                               ------    ---     -------   -------   --------       ----        --------   --------
Balances, December 31,
  1995.......................  13,750      1      40,424        --         --                       (314)    40,111
  Stock rights exercised.....     250     --         400        --         --                         --        400
  Net loss...................      --     --          --        --         --                     (1,518)    (1,518)
  Preferred stock
     dividends...............      --     --          --        --         --                     (4,670)    (4,670)
  Accretion of preferred
     stock...................      --     --          --        --         --                     (1,076)    (1,076)
                               ------    ---     -------   -------   --------       ----        --------   --------
Balances, December 31,
  1996.......................  14,000      1      40,824        --         --                     (7,578)    33,247
  Stock rights exercised.....     375     --         850        --         --                         --        850
  Net income.................      --     --          --        --         --                      6,234      6,234
  Preferred stock
     dividends...............      --     --          --        --         --                     (5,308)    (5,308)
  Accretion of preferred
     stock...................      --     --          --        --         --                     (1,077)    (1,077)
                               ------    ---     -------   -------   --------       ----        --------   --------
Balances, December 31,
  1997.......................  14,375      1      41,674        --         --                     (7,729)    33,946
  Stock compensation
     expense.................      --     --         250        --         --         --              --        250
  Stock options exercised....     680     --       1,347        --         --                         --      1,347
  Issuance of common stock
     in connection with the
     acquisition of Windy
     Hill....................   7,958      1      30,273        --         --         --              --     30,274
  Net income (unaudited).....      --     --          --        --         --                      6,340      6,340
  Other comprehensive
     income..................      --     --          --        --         --        472                        472
  Preferred stock
     dividends...............      --     --          --        --         --                     (4,546)    (4,546)
  Accretion of preferred
     stock...................      --     --          --        --         --                       (807)      (807)
                               ------    ---     -------   -------   --------       ----        --------   --------
Balances, September 30,
  1998.......................  23,013    $ 2     $73,544        --   $     --       $472        $ (6,742)  $ 67,276
                               ======    ===     =======   =======   ========       ====        ========   ========


          See accompanying notes to consolidated financial statements.

                        DOANE PET CARE ENTERPRISES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

        SEPTEMBER 30, 1998 (UNAUDITED) DECEMBER 31, 1997, 1996 AND 1995



(ALL INFORMATION RELATED TO THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED.)



(1) ACQUISITIONS



     On October 5, 1995, Doane Pet Care Enterprises, Inc. a newly organized Delaware corporation acquired Doane Pet Care Company (formerly Doane Products Company). The purchase price was $249.1 million, including existing indebtedness. The acquisition was financed with a senior credit facility which provides term loan borrowings of $90 million and revolving loan borrowings of up to $25 million, $120 million of senior subordinated increasing rate notes, and $30 million of 14.25% Senior Exchangeable Preferred Stock. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. The allocation resulted in goodwill of approximately $129 million. The goodwill is being amortized over 40 years on a straight-line basis.


     For financial statement purposes, the Acquisition was accounted for as a purchase acquisition effective October 1, 1995. The effects of the acquisition have been reflected in the Company's assets and liabilities at that date. As a result, the Company's financial statements for the periods subsequent to September 30, 1995 are presented on the Successor's new basis of accounting, while financial statements for September 30, 1995 and prior periods are presented on the Predecessor's historical cost basis of accounting.

     In connection with the Acquisition, the Company recorded certain merger related expenses of $9,440 consisting primarily of bonus payments to certain members of management, which have been charged to operations as of September 30, 1995.

(2) STOCK DIVIDEND

     The Company will effect a 5 for 1 stock dividend immediately prior to the initial public offering. The consolidated financial statements, including all references to the number of shares of common stock and all per share information, have been adjusted to reflect the common stock dividend.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business


     The Company manufactures dry pet foods and operates a machine shop and a structural steel fabrication plant. The Company extends unsecured credit in the form of current accounts receivable, principally to large distributors and retailers throughout the United States, with credit extended to one customer approximating 70%, 65% and 46% of accounts receivable at December 31, 1996 and 1997, and September 30, 1998 (unaudited), respectively.


  Principles of Consolidation


     In November 1996, the Company formed a UK holding company, DPC International, Ltd., a wholly-owned subsidiary of Doane Products Company, to account for its 50% investment in a foreign joint venture. The Company is accounting for its investment under the equity method of accounting. The accompanying consolidated financial statements for December 31, 1996 and 1997, and September 30, 1998 (unaudited), include the accounts of Doane and its wholly-owned subsidiary. All inter-company transactions and balances have been eliminated.


  Basis of Presentation


     Certain reclassifications have been made to the fiscal 1995 and 1996 consolidated financial statements to conform with the fiscal 1997 presentation.

                        DOANE PET CARE ENTERPRISES, INC.

  Interim Consolidated Financial Statements



     The unaudited interim consolidated financial statements as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The operating results for interim periods are not necessarily indicative of results to be expected for an entire year.


  Cash and Cash Equivalents

     The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of repurchase agreements and certificates of deposit.

  Inventories

     All inventories are valued at the lower of cost or market. Cost is determined using the FIFO method.

  Property and Equipment

     Property and equipment are depreciated over the estimated useful life of each asset ranging from three to forty years. Annual depreciation is computed using the straight-line method.

     In fiscal 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long Lived Assets to be Disposed Of (SFAS 121). Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The adoption of SFAS 121 did not have a material impact on the Company's consolidated financial statements.

  Income Taxes

     Effective October 1, 1995, concurrent with the Acquisition and the Company's change from an S Corporation for federal income tax purposes to a C Corporation, the Successor Company began applying the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS
109). Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying current tax laws. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  Goodwill


     Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in the Acquisition and is being amortized by the straight-line method over 40 years. The Company's policy is to periodically evaluate such cost to determine whether there has been any impairment in value. Accumulated amortization was $4,046, $7,300 and $9,740 at December 31, 1996 and 1997, and September 30, 1998 (unaudited), respectively.


  Recognition of Revenue

     Revenue is recognized at the time the product is shipped.

                        DOANE PET CARE ENTERPRISES, INC.

  Commodity Hedges

     The Company manages price risk created by market fluctuations by hedging portions of its primary commodity products purchases, principally through exchange traded futures and options contracts which are designated as hedges. The terms of such contracts are generally less than one year. Settlement of positions are either through financial settlement with the exchanges or via exchange for the physical commodity in which case the Company delivers the contract against the acquisition of the physical commodity.

     The Company's policy does not permit speculative commodity trading. Futures and options contracts are accounted for as hedges, and gains and losses are recognized in the period realized as part of the cost of products sold and in the cash flows. The deferred net futures and options position is reported on the balance sheet as a current asset for net loss positions and as a deferred credit for net gain positions. In addition to futures and options, the Company also contracts for future physical procurement, in which case unrealized gains and losses are deferred to the applicable accounting period. Typically, maturities vary and do not exceed twelve months.


     Deferred losses on these outstanding contracts were $5,398, $917 and $2,605 at December 31, 1996 and 1997, and September 30, 1998 (unaudited), respectively.


  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Pro Forma Financial Data

     Pro forma net income per common share and pro forma income taxes are set forth herein because the Predecessor Company previously operated as a subchapter S Corporation.

     Pro forma net income per share of common stock is calculated based on net income reduced by pro forma income taxes, divided by the weighted average number of shares of common stock outstanding.

     Pro forma income taxes reflect federal income taxes that would have been incurred had the Predecessor Company been subject to such taxes. Such amounts have been deducted from net income in the accompanying statements of income, pursuant to the rules and regulations of the Securities and Exchange Commission.


     The pro forma consolidated balance sheet as of September 30, 1998 reflects the pro forma adjustments for the Refinancing Transactions and the application of proceeds therefrom. The Company completed a cash tender offer for $97,000 principal amount of its Senior Notes, completed an exchange offer of $150,000 principal amount of Senior Subordinated Notes due 2007 for the remaining $63,000 amount of Senior Notes and all of the remaining $74,000 principal amount of Windy Hill Subordinated Notes, and entered into a new Senior Credit Facility with a syndicate of financial institutions providing for total commitments of $345,000. The Company used $286,867 of borrowings under the new Senior Credit Facility to repay borrowings under existing credit facilities and a bridge loan. The bridge loan had been incurred to finance in part a cash tender offer for the Windy Hill Subordinated Notes required by a change of control provision in the indenture governing such notes. In the change of control offer, Windy Hill had purchased $46,000 of the Windy Hill Subordinated Notes.


  Financial Instruments

     Fair value estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and

                        DOANE PET CARE ENTERPRISES, INC.

therefore cannot be determined with precision. The Company believes that the carrying amounts of its current assets, current liabilities and long-term debt approximate the fair value of such items.

  Net Income (Loss) Per Common Share

     In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). In accordance with SFAS 128, basic net income (loss) per common share is computed based upon the weighted average number of common shares outstanding during each period. Net income (loss) is decreased (increased) by unpaid cumulative preferred stock dividends and the accretion of the preferred stock in calculating net income (loss) attributable to the common shareholder.


  Recent Accounting Pronouncements



     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components. The components of comprehensive income refer to revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed in equal prominence with other financial statements; the total or other comprehensive income for a period is required to be transferred to a component of equity that is separately displayed in a statement of financial position at the end of an accounting period. SFAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The Company adopted SFAS 130 in the fiscal year ending December 31, 1998. The Company's total comprehensive earnings, which consist of foreign currency translation adjustments, are as follows for the periods presented.



                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                               SEPTEMBER 30,       SEPTEMBER 30,
                                                                   1998                1997
                                                             -----------------   -----------------
                                                                (UNAUDITED)         (UNAUDITED)
Net income (loss) applicable to common stock................      $1,069              $(1,323)
Other comprehensive income..................................         472                   --
                                                                  ------              -------
Total comprehensive income (loss)...........................      $1,541              $(1,323)
                                                                  ======              =======



     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), was issued by the Financial Accounting Standards Board in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value an cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

                        DOANE PET CARE ENTERPRISES, INC.

     The Company will adopt SFAS 133 beginning in fiscal 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.


(4) INVENTORIES

     Inventories consisted of the following:


                                                        DECEMBER 31,
                                                      -----------------   SEPTEMBER 30,
                                                       1996      1997          1998
                                                      -------   -------   --------------
                                                                           (UNAUDITED)
Raw materials.......................................  $ 7,268   $ 8,449      $11,466
Packaging materials.................................   10,609    10,735       24,007
Finished goods......................................   12,860    13,242       17,428
                                                      -------   -------      -------
                                                      $30,737   $32,426      $52,901
                                                      =======   =======      =======


(5) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:


                                                        DECEMBER 31,
                                                      -----------------   SEPTEMBER 30,
                                                       1996      1997          1998
                                                      -------   -------   --------------
                                                                           (UNAUDITED)
Land................................................  $ 3,987   $ 4,037      $  7,639
Buildings and improvements..........................   25,395    29,439        54,569
Machinery and equipment.............................   65,377    76,442       149,399
Furniture and fixtures..............................    1,932     2,536         6,094
Automotive equipment................................    1,000     1,016         1,462
Construction in progress............................    3,504     1,972        16,735
                                                      -------   -------      --------
                                                      101,195   115,442       235,898
Less accumulated depreciation.......................    8,112    15,448        34,233
                                                      -------   -------      --------
                                                      $93,083   $99,994      $201,665
                                                      =======   =======      ========


(6) ACCRUED LIABILITIES

     Accrued liabilities consist of the following:


                                                         DECEMBER 31,
                                                       -----------------   SEPTEMBER 30,
                                                        1996      1997         1998
                                                       -------   -------   -------------
                                                                            (UNAUDITED)
Salaries and commissions.............................  $ 3,223   $ 4,714      $ 8,844
Accrued interest.....................................    6,379     6,223        6,922
Rebates and other promotions.........................    7,510     9,064       12,828
Other................................................    1,429     2,610       13,497
                                                       -------   -------      -------
                                                       $18,541   $22,611      $42,091
                                                       =======   =======      =======

                        DOANE PET CARE ENTERPRISES, INC.

(7) LONG-TERM DEBT

     Long-term debt consisted of the following:


                                                       DECEMBER 31,
                                                   --------------------    SEPTEMBER 30,
                                                     1996        1997          1998
                                                   --------    --------    -------------
                                                                            (UNAUDITED)
Senior Credit Facility...........................  $ 46,603    $ 34,712      $ 42,600
Senior Notes.....................................   160,000     160,000       160,000
Windy Hill Credit Facility.......................        --          --        53,957
Windy Hill Subordinated Notes....................        --          --       120,000
Promissory Note..................................        --          --        13,295
Industrial Development Revenue Bonds (net of
  reserve funds).................................        --       5,698         8,496
Debt -- Foreign Subsidiaries.....................        --          --        25,318
                                                   --------    --------      --------
                                                    206,603     200,410       423,666
Less current maturities..........................    10,417      11,667         8,859
                                                   --------    --------      --------
                                                   $196,186    $188,743      $414,807
                                                   ========    ========      ========


  Senior Credit Facility

     In connection with the Acquisition, the Company entered into a senior credit facility effective October 5, 1995 (the Senior Credit Facility) with several lending institutions. The Senior Credit Facility, as amended, provides for an aggregate principal amount of loans of up to $85,000 consisting of $60,000 in aggregate principal amount of term loans (the Term Loan Facility) and a $25,000 revolving credit facility (the Revolving Credit Facility).

     The Term Loan Facility matures on September 30, 2000 and is due in quarterly installments in increasing amounts, ranging from $2,100 to $3,700, commencing September 30, 1996. The Senior Credit Facility provides for mandatory prepayments of the Term Loan Facility based on certain performance targets as well as proceeds of asset sales which are subject to certain permitted exceptions. The Revolving Credit Facility matures on September 30, 2000. Prior to the amendment of the Senior Credit Facility as discussed below, the Company was required to reduce borrowings under the Revolving Credit to $10,000 or less for 30 consecutive days during the fiscal years ended September 30, 1996 and 1997, and to $7,500 or less for 30 consecutive days during each fiscal year ended September 30 thereafter.

     Indebtedness under the Senior Credit Facility bears interest at a rate based, at the Company's option, upon (i) the Base Rate plus 1.50% with respect to Base Rate Loans and (ii) the LIBOR Rate for one, two, three or six months plus 2.75% with respect to LIBOR Rate Loans; provided, however, the interest rates are subject to reductions in the event the Company meets certain performance targets. The Revolving Credit Facility bore interest at 9.5% and 9.3% for the years ended December 31, 1996 and 1997, respectively. The Term Loan Facility bore interest at a weighted average rate of 8.47% for the period from October 5, 1995 to December 31, 1995, and 7.95% and 8.44% for the years ended December 31, 1996 and 1997, respectively.

     The Company is required to pay a commitment fee based on the committed undrawn amount of the Revolving Credit Facility during the preceding quarter equal to .375% per annum, payable in arrears on a quarterly basis during 1996 and equal to .5% per annum, payable in arrears on a quarterly basis, thereafter; provided, such fee may be reduced after 1996 to as low as .25% based on certain performance targets.

     The Senior Credit Facility is secured by substantially all of the assets of the Company and a pledge of all of the Company's common stock held by DPCAC.

     The Senior Credit Facility requires the Company to meet certain financial tests, including minimum cash flow, minimum cash flow coverage ratio and maximum leverage ratios. The Senior Credit Facility also contains covenants which, among other things, will limit the incurrence of additional indebtedness, the nature of the business of the Company and its subsidiaries, investments, leases of assets, ownership of subsidiaries,

                        DOANE PET CARE ENTERPRISES, INC.

dividends, transaction with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

     The Company had approximately $24,225 available under the revolving credit agreement at December 31, 1997 which expires in 1999.

     Effective April 13, 1998, the Company amended its senior credit facility pursuant to the Second Amended and Restated Revolving Credit and Term Loan Agreement (the "Amended Senior Credit Facility"). Under the Amended Senior Credit Facility funding was increased under the "Term Loan Facility" from the outstanding balance of $31,795 to $41,794 and a new $7,000 purchase money facility was created, which may be drawn upon at a later time. The "Revolving Credit Facility" remains at $25,000. The term of the Amended Senior Credit Facility has been extended from September 30, 2000 to September 30, 2001. Concurrent with the extension of the term of the facility, the amortization of the Term Loan Facility has been extended and quarterly principal payments reduced, initially from $2,917 to $2,500.

     The Company has the option to draw funds at either a Base Rate of LIBOR Rate plus an Applicable Margin, which margin is determined from a pricing grid predicated upon the ratio of Consolidated Total Debt to Consolidated EBITDA. In general the LIBOR margins have decreased by .375% and the Base Rate margins have decreased by .5%.

     The predecessor agreement required the Company to cause the aggregate principal amount of all Revolving Credit and Swing Loans to be less than $7,500 for a minimum period of 30 consecutive days each fiscal year, which provision, together with the Excess Cash Flow Recapture provision, has been eliminated. Additionally, certain financial covenants have been amended consistent with the extended term of the facility.

  Bridge Notes

     The bridge notes (the Bridge Notes) matured on October 5, 1996 and bore interest at a floating rate equal to the sum of (i) the prime rate, (ii) 5.00%, and (iii) an additional percentage amount, equal to 1.00% effective from March 30, 1996 and increasing by .50% effective from and including each quarterly anniversary of such date until the Bridge Notes are paid in full; provided that the interest rate shall not exceed 20% per annum. On March 4, 1996, the Bridge Notes were repaid with the proceeds from the issuance of the Senior Notes. The Bridge Notes bore interest at a rate of 13.50% per annum at December 31, 1995 and for the period January 1, 1996 to March 4, 1996. In connection with this debt refinancing, the Company incurred a $4,815 non-recurring finance charge to write-off debt issuance costs associated with the Bridge Notes.

  Senior Notes

     The Senior Notes (the Senior Notes) bear interest at the rate of 10.625% per annum, payable semiannually on March 1 and September 1 of each year, commencing on September 1, 1996. The Senior Notes are redeemable, at the Company's option, in whole or in part, from time to time, on or after March 1, 2001, initially at 105.313% of their principal amount and thereafter at prices declining to 100% at March 1, 2004 until maturity, in each case together with accrued and unpaid interest to the redemption date. In addition, at any time on or prior to March 1, 1999, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more public equity offerings, at 109.625% of their principal amount, together with accrued and unpaid interest, if any, to the redemption date; provided that at least $104,000 in principal amount of the Senior Notes remain outstanding immediately after any such redemption.

     The Senior Notes are general senior unsecured obligations of the Company, ranking senior to all subordinated indebtedness of the Company and ranking pari passu in right of payment to all other senior indebtedness of the Company. Lenders under the Senior Credit Facility have claims with respect to the assets constituting collateral for such indebtedness that are effectively senior and right of payment to the claims of holders of the Senior Notes. The Senior Notes were issued pursuant to the Note Indenture which contains covenants restricting or limiting the ability of the Company and its subsidiaries to pay dividends or make other

                        DOANE PET CARE ENTERPRISES, INC.

restricted payments, incur additional indebtedness and issue preferred stock, create liens, incur dividends and other payment restrictions affecting subsidiaries, enter into mergers or consolidations, make asset sales, enter into transactions with affiliates, and engage in other lines of business. Under certain circumstances, the Company is required to offer to purchase all outstanding Senior Notes at a purchase price in cash equal to 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase, with the proceeds of certain asset sales. Upon a Change of Control (as defined in the Note Indenture) each holder of Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

  Industrial Revenue Bonds, Ottawa County, Oklahoma

     On March 12, 1997 the Company issued $6,000 of industrial development revenue bonds (the "Bonds") through the Ottawa County Finance Authority in Miami, Oklahoma. The Bonds bear interest at the rate of 7.25% payable on each December 1 and June 1, commencing December 1, 1997. The Bonds are subject to mandatory redemption prior to maturity, in part, at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date, in varying principal amounts on June 1 of each year from 2007 through 2017. The Bonds are general secured obligations of the Company, ranking senior to all subordinated indebtedness of the Company and on a parity in right of payment with all other senior indebtedness of the Company. The Bonds are additionally secured by a Mortgage and Security Agreement.


     On July 24, 1998, the $9,000 Oklahoma Development Finance Authority, Industrial Development Revenue Bonds, Series 1998 (Doane Products Company Clinton, Oklahoma Project) (the "Bonds") were issued by the Oklahoma Development Finance Authority. The net proceeds of the issuances were loaned to the Company to finance the Company's acquisition and construction of a new dry pet food manufacturing facility in Clinton, Oklahoma. At September 30, 1998 $2,798 had been drawn down by the Company. The Bonds bear interest at the rate of 6.25% payable on each of January 15 and July 15, commencing January 15, 1999. The Bonds are subject to mandatory redemption prior to maturity, in part, at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date, in varying principal amounts on July 15 of each year from 2018 through 2023. The Bonds are general obligations of the Company and rank on parity in right of payment with all other senior indebtedness of the Company. The Bonds, which approximate fair value, are secured by the Clinton, Oklahoma manufacturing facility and certain related equipment. The above-referenced Bonds were purchased by the Company's wholly owned subsidiary, DPC Funding Corp., which has changed its name to Doane/Windy Hill Joint Venture Corp. It is anticipated that such entity will attempt to sell the Bonds. See Subsequent Events in Note 19 below.



                                     *****


     Aggregate annual maturities of long-term debt at December 31, 1997 were:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
1998........................................................    $11,667
1999........................................................     11,667
2000........................................................     11,378
Thereafter..................................................    165,698


     On November 12, 1998, the Company refinanced the Senior Credit Facility, the Windy Hill Credit Facility, a Windy Hill bridge loan facility, the Windy Hill Subordinated Notes and its Senior Notes. See discussion of subsequent events at Note 19 below.

                        DOANE PET CARE ENTERPRISES, INC.

(8) SENIOR EXCHANGEABLE PREFERRED STOCK



     The Company has authorized 10,000 shares of Senior Exchangeable Preferred Stock of which the Company issued 1,200 shares in connection with the financing of the Acquisition.


     The Senior Exchangeable Preferred Stock has an initial liquidation preference of $25.00 per share (aggregate initial liquidation preference is $30,000). The Senior Exchangeable Preferred Stock was recorded at the net proceeds of $17,075 after deducting $12,925 paid to DPCAC for warrants of DPCAC which were issued in conjunction with the Senior Exchangeable Preferred Stock. The excess of the liquidation preference over the carrying value is being accreted quarterly over a twelve year period ended September 30, 2007 by a direct reduction to retained earnings.


     Dividends on the Senior Exchangeable Preferred Stock are payable quarterly at the rate of 14.25% per annum per share. Dividends on the Senior Exchangeable Preferred Stock accrete to the liquidation value of the Senior Exchangeable Preferred Stock and, at the option of the holders of a majority of the shares of Senior Exchangeable Preferred Stock, may be paid through the issuance of additional shares of Senior Exchangeable Preferred Stock on each dividend payment date through September 30, 2000. The Company does not expect to pay dividends on the Senior Exchangeable Preferred Stock in cash for any period prior to September 30, 2000. Cumulative dividends on Senior Exchangeable Preferred Stock that have not been paid at December 31, 1996 and 1997, and September 30, 1998 (unaudited), are $5,739, $11,047 and $12,510, respectively and are included in the carrying amount of the Senior Exchangeable Preferred Stock. As of December 31, 1997, and September 30, 1998 (unaudited), the cumulative accretion to redemption value and cumulative dividends on the Senior Exchangeable Preferred Stock are $2,422 and $3,229, respectively and $11,047 and $15,591, respectively.


     Prior to September 30, 1998, the Company may, at its option, redeem up to one-third of the then outstanding Senior Exchangeable Preferred Stock with the net proceeds of an initial public offering of its common stock at a redemption price of 114% of the then liquidation value of the Senior Exchangeable Preferred Stock, plus accrued and unpaid dividends. On and after September 30, 2000, the Company may, at its option, redeem the Senior Exchangeable Preferred Stock in whole or in part at redemption prices per share set forth below, together with accrued and unpaid dividends:

    YEAR                                                                 PERCENT OF
  BEGINNING                                                              LIQUIDATION
SEPTEMBER 30,                                                               VALUE
-------------                                                            -----------
   2000...............................................................     107.125%
   2001...............................................................       105.700
   2002...............................................................       104.275
   2003...............................................................       102.850
   2004...............................................................       101.425
   2005...............................................................       100.000
   2006...............................................................       100.000

     The Company will be required to redeem all outstanding shares of Senior Exchangeable Preferred Stock on September 30, 2007 at 100% of the then liquidation value, together with accrued and unpaid dividends.

     The Senior Exchangeable Preferred Stock will be exchangeable, in whole or in part, at the option of the Company on any dividend payment date for 14.25% Junior Subordinated Exchange Debentures.

     In the event of a change of control, as defined, the holders of Senior Exchangeable Preferred Stock have the right to require the Company to redeem such Senior Exchangeable Preferred Stock, in whole or in part, at a price equal to 101% of the then liquidation value together with any unpaid dividends.

     The terms of the Senior Exchangeable Preferred Stock prohibit (i) the payment of dividends on securities ranking on a parity with or junior to the Senior Exchangeable Preferred Stock and (ii) redemption,

                        DOANE PET CARE ENTERPRISES, INC.

repurchase or acquisition of any Junior Securities with certain exceptions, in each case, unless full cumulative dividends have been paid on the Senior Exchangeable Preferred Stock.

     Holders of the Senior Exchangeable Preferred Stock have limited voting rights customary for preferred stock, and the right to elect two additional directors upon certain events such as the Company failing to declare and pay dividends on any six consecutive dividend payment dates.

(9) STOCK OPTION AND STOCK PURCHASE PLANS

     Effective as of November 1, 1996, the Company adopted the 1996 Management Stock Option Plan, as amended (the "1996 Stock Option Plan"). The maximum number of options that may be granted under the 1996 Stock Option Plan is 3,750,000. The options vest based on the attainment of performance levels as defined by the plan. Set forth below is certain information regarding such issuances, exercises and cancellations of options in each of the indicated fiscal years.

                                                                                  WEIGHTED
                                                               SHARES      AVERAGE EXERCISE PRICE
                                                              ---------    ----------------------
Balance at December 31, 1994................................         --            $  --
Fiscal 1995:
  Granted...................................................         --               --
  Exercised.................................................         --               --
  Cancelled.................................................         --               --
                                                              ---------
Balance at December 31, 1995................................         --               --
Fiscal 1996:
  Granted...................................................  1,873,750             2.04
  Exercised.................................................         --               --
  Cancelled.................................................         --               --
                                                              ---------
Balance at December 31, 1996................................  1,873,750             2.04
Fiscal 1997:
  Granted...................................................    880,000             2.97
  Exercised.................................................         --               --
  Cancelled.................................................   (161,250)            2.00
                                                              ---------            -----
Balance at December 31, 1997................................  2,592,500            $2.35
                                                              =========            =====


     The 2,592,500 options outstanding as of December 31, 1997 had exercise prices ranging between $2.00 and $4.00, a weighted average exercise price of $2.35, and a weighted average remaining contract life of 8.99 years. At December 31, 1997, options to purchase 827,675 shares were exercisable with exercise prices ranging between $2.00 and $4.00, and a weighted average exercise price of $2.34.


     The Company has elected to continue to follow APB Opinion No. 25; however, if the Company adopted SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1996, and December 31, 1997 would have been reduced as follows:

                                                     1996                      1997
                                            -----------------------   -----------------------
                                            AS REPORTED    PROFORMA   AS REPORTED    PROFORMA
                                            -----------    --------   -----------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income..............................      $(7,264)     $(7,359)     $ (151)       $ (481)
Basic earnings per share................        (0.52)       (0.52)      (0.01)         0.03
Diluted earnings per share..............        (0.52)       (0.52)      (0.01)         0.03

     Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the minimum value method of SFAS 123 under the assumptions of a risk free rate of 5.75% and an expected life of options of 6 years. The Company has no

                        DOANE PET CARE ENTERPRISES, INC.

present plans to pay dividends on its Common Stock. The effects of applying SFAS 123 as calculated above may not be representative of the effects on reported net income for future years.


     For the nine months ended September 30, 1998, the Company recorded compensation expense of $250 as an addition to additional paid-in-capital in connection with stock option grants under the 1996 Stock Option Plan.



     Effective November 1, 1996, the Company adopted the 1996 Management Stock Purchase Plan (the "1996 Plan"). The 1996 Plan provides that officers and other key employees may be granted an aggregate of 250,000 rights to purchase one share of the Company's common stock at $2 per share. Effective June 19, 1997, the Company adopted the 1997 Management Stock Purchase Plan (the "1997 Plan") which authorized the Company to grant an additional 375,000 rights to officers and key employees to purchase one share of the Company's common stock at $2 per share. In fiscal 1996 and 1997, 250,000 and 375,000 shares were purchased under the plans.


(10) MAJOR CUSTOMER


     For the nine months ended September 30, 1995, one customer accounted for approximately 65% of the Predecessor Company's total revenue. For the three months ended December 31, 1995, the years ended December 31, 1996 and 1997, and the unaudited nine months ended September 30, 1998, the same customer accounted for approximately 65%, 63%, 61% and 57%, respectively, of the Successor Company's total revenue. The Company does not have a long-term contract with this customer.


(11) INCOME TAXES

     The Predecessor had elected under both Federal and certain state income tax laws to be taxed as an S Corporation. Under this election, the Company's taxable income was taxed to the stockholders on their individual income tax returns. The provision for income taxes reflects the accrual of corporation income taxes due in states which do not recognize the S Corporation status.

     Effective October 1, 1995, concurrent with the Acquisition, the Company changed from an S Corporation for Federal income tax purposes to a C Corporation and began applying the provisions of SFAS 109.

     The Company elected to step up the tax basis in the assets acquired. Goodwill recorded in the acquisition is deductible for tax purposes over 15 years.

     The components of income tax expense (benefit) are:

                                                   THREE MONTH
                                                  PERIOD ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                      1995            1996           1997
                                                  -------------   ------------   ------------
Current:
  Federal.......................................     $ (318)         $  --          $   --
  State.........................................        (30)            --              --
Deferred:
  Federal.......................................      1,102           (855)          3,084
  State.........................................         --             --             305
                                                     ------          -----          ------
          Total income tax expense (benefit)....     $  754          $(855)         $3,389
                                                     ======          =====          ======

     The difference between the statutory rate and the effective tax rate is a result of nondeductible meals and entertainment expenses and other miscellaneous expenses.

                        DOANE PET CARE ENTERPRISES, INC.

     The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1997 are presented below:


                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------   --------
CURRENT DEFERRED
Deferred tax assets:
  Accounts receivable.......................................  $    19   $     40
  Inventory.................................................      286        291
  Accruals and provisions...................................      576        921
                                                              -------   --------
          Current deferred tax asset........................  $   881   $  1,252
                                                              =======   ========
NONCURRENT DEFERRED
Deferred tax assets -- net operating loss carryforwards.....    8,656     10,093
                                                              -------   --------
                                                                8,656     10,093
Deferred tax liabilities:
Tax over book amortization..................................   (4,088)    (5,751)
Difference between book and tax basis of property and
  equipment.................................................   (4,977)    (8,511)
                                                              -------   --------
                                                               (9,065)   (14,262)
Net noncurrent deferred tax liability.......................     (409)    (4,169)
                                                              -------   --------
          Total net deferred tax asset (liability)..........  $   472   $ (2,917)
                                                              =======   ========


     There is no valuation allowance as of fiscal year ended December 31, 1997. It is the opinion of management that future operations will more likely than not generate taxable income to realize deferred tax assets.

     At December 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $27,000 which are available to offset future taxable income, if any, through 2011.

(12) EMPLOYEE BENEFIT PLANS


     The Company has a defined benefit, noncontributory pension plan (terminated on May 31, 1998) covering substantially all non-bargaining employees. Benefits under the plan are based on the employee's compensation during the five most highly compensated consecutive years during the ten years preceding normal retirement date. The Company's funding policy for the plan is to make the minimum annual contribution required by applicable regulations.


     Net periodic pension cost for the Company's defined benefit pension plans consisted of the following components for the years ended:

                                      PREDECESSOR                    SUCCESSOR
                                     -------------   ------------------------------------------
                                      NINE MONTH     THREE MONTH
                                     PERIOD ENDED    PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                     SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         1995            1995           1996           1997
                                     -------------   ------------   ------------   ------------
Service cost (benefits) earned.....     $   714         $ 237          $1,059        $ 1,276
Interest cost on projected benefit
  obligation.......................         515           197             781            903
Actual return on plan assets.......      (1,509)         (377)           (906)        (1,914)
Net amortization and deferral......         997           180              71            983
                                        -------         -----          ------        -------
Net periodic pension cost..........     $   717         $ 237          $1,005        $ 1,248
                                        =======         =====          ======        =======

                        DOANE PET CARE ENTERPRISES, INC.

     Assumptions used by the Company in the determination of pension plan information consisted of the following as of:

                                                                  DECEMBER 31,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Discount rate...............................................  7.0%    7.0%    7.0%
Rate of increase in compensation levels.....................  5.5%    5.5%    5.5%
Expected long-term rate of return on plan assets............  7.5%    7.5%    7.5%

     The following table sets forth the plan's funded status and amounts recognized in the accompanying balance sheets as of:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Actuarial present value of benefit obligations:
  Vested benefits...........................................  $ (7,940)   $ (8,936)
                                                              ========    ========
  Accumulated benefits......................................  $ (8,172)   $ (9,192)
                                                              ========    ========
  Projected benefits........................................  $(13,060)   $(14,818)
  Plan assets at fair value.................................    12,428      14,557
                                                              --------    --------
          Projected benefit obligation in excess of plan
            assets..........................................      (632)       (261)
Items not yet recognized in earnings:
  Unrecognized net loss (gain)..............................       (45)     (1,144)
  Unrecognized net asset at December 31, 1986, being
     recognized over 14.49 to 17.95 years...................       333         313
                                                              --------    --------
          Pension liability recognized in the balance
            sheet...........................................  $   (344)   $ (1,092)
                                                              ========    ========

     The Company sponsors a defined contribution postretirement plan which provides medical coverage for eligible retirees and their dependents (as defined in the plan). On October 1, 1995, the Company adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The following sets forth the plans' funded status reconciled with the amount shown in the Company's consolidated balance sheets and consolidated statements of income on an accrual basis rather than a pay-as-you-go (cash) basis as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Accumulated postretirement benefit obligation:
Retirees and dependents.....................................  $  825    $  824
Fully eligible active plan participants.....................     356       382
Other active plan participants..............................     316       363
                                                              ------    ------
Accrued postretirement benefit cost.........................  $1,497    $1,569
                                                              ======    ======

                        DOANE PET CARE ENTERPRISES, INC.

                                                  THREE MONTH
                                                  PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      1995           1996           1997
                                                  ------------   ------------   ------------
Net periodic postretirement benefit cost
  included the following components:
  Service cost -- benefits attributed to service
     during the period..........................      $ 17           $ 17           $ 18
  Interest cost on accumulated postretirement
     benefit obligation.........................       100            104            102
                                                      ----           ----           ----
          Net periodic postretirement benefit
            cost................................      $117           $121           $120
                                                      ====           ====           ====

     For measurement purposes, per capita claims costs for participants over age 65 were assumed to increase at a 7.07% and 6.50% annual rate for 1996 and 1997, respectively; the rate was assumed to decrease gradually to 4.0% for 2001 and remain at that level thereafter. The medical cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed medical cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $214 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended 1997 by $18.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% for December 31, 1996 and 1997.


     As of June 1, 1998 the Company adopted the Doane Products Company Savings and Investment Plan for eligible employees not covered by collective bargaining arrangements and the Doane Products Company Savings and Investment Plan -- Union Plan for eligible union employees at the Joplin, Missouri plant. The plans are intended to be qualified retirement plans under the Internal Revenue Code. Both plans permit employee contributions between 1% and 15% of pre-tax earnings subject to annual dollar limits set by the IRS, an annual employer profit sharing contribution of $400 for each eligible participant and a variety of investment options. The Doane Products Company Savings and Investment Plan also includes an employer matching contribution in an amount equal to 50% of participant contribution, up to 6% of compensation. Vesting for the employer match is 25% per year for each full year of service.


(13) DEFERRED COMPENSATION AGREEMENTS AND SALARY CONTINUATION PLAN


     The Company has deferred compensation agreements with two individuals which provide, upon retirement, annual payments to be paid over ten consecutive years. The liability is approximately $1,190, $1,150, and $1,117 at December 31, 1996 and 1997 and September 30, 1998 (unaudited), respectively.



     The Company also has a salary continuation plan in which there were twenty-three and twenty-two participants at December 31, 1996 and 1997, respectively. Participants in the plan, who reach age fifty-five and have ten years of service with the Company, become vested as to benefits which are payable in ten equal annual installments after retirement. The Company has recorded an expected future liability equal to the present value of future payments under this plan. The liability is approximately $1,343, $1,362, and $1,347 at December 31, 1996 and 1997 and September 30, 1998 (unaudited), respectively.

                        DOANE PET CARE ENTERPRISES, INC.

(14) ADDITIONAL CASH FLOW INFORMATION


     The following is additional cash flow information for the nine month period ended September 30, 1995, for the three month period ended December 31, 1995, and for the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998 (unaudited).



                                    PREDECESSOR                             SUCCESSOR
                                   -------------   -----------------------------------------------------------
                                                                                                  NINE MONTH
                                    NINE MONTH     THREE MONTH                                   PERIOD ENDED
                                   PERIOD ENDED    PERIOD ENDED    YEAR ENDED     YEAR ENDED    SEPTEMBER 30,
                                   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   --------------
                                       1995            1995           1996           1997       1997    1998
                                   -------------   ------------   ------------   ------------   ----   -------
Additional cash payment
  information:
Interest paid (net of amounts
  capitalized)...................     $5,114           $192         $21,028        $21,924      $ --   $ 9,572
Income taxes paid (refunded).....        302            (51)            351             --        --        --
Common stock issued in connection
  with the acquisition of Windy
  Hill...........................         --             --              --             --        --    30,300


(15) COMMITMENTS AND CONTINGENCIES

     The Company is party, in the ordinary course of business, to certain claims and litigation. In management's opinion, the resolution of such matters is not expected to have a material impact on the financial condition or results of operations of the Company.


     On October 30, 1998 the Company initiated a product recall for certain dry dog food manufactured at its Temple, Texas plant. The recall covers dry dog food manufactured at its Temple plant between July 1 and August 31, 1998 and does not apply to dry dog food manufactured at other plants or the Company's dry cat food, biscuits, treats or canned products. The recall resulted from reported sickness and death of dogs in the State of Texas. These conditions were attributed to elevated aflatoxins in corn which, is an ingredient in dry dog food. Aflatoxins are compounds produced from certain kinds of crop molds that can be caused by extreme weather conditions such as drought and heat. The Company has an extensive corn testing program for the detection of aflatoxins and that program has been intensified since the problems were reported. The Company maintains insurance against losses from illness or death of animals; however, the cost of the product recall is not covered by insurance. The Company is currently unable to estimate the cost of the recall. The Company does not believe that the recall will have a material impact on the Company's financial condition or results of operations.


(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                      FIRST      SECOND     THIRD      FOURTH
                       1997                          QUARTER    QUARTER    QUARTER    QUARTER
                       ----                          --------   --------   --------   --------
Net sales..........................................  $141,741   $137,215   $132,445   $153,340
Gross margins......................................    19,016     18,885     20,623     23,321
Net income.........................................       995        481      1,905      2,853

                                                      FIRST      SECOND     THIRD      FOURTH
                       1996                          QUARTER    QUARTER    QUARTER    QUARTER
                       ----                          --------   --------   --------   --------
Net sales..........................................  $122,000   $116,132   $127,256   $147,829
Gross margins......................................    18,247     15,416     14,508     18,270
Net income (loss)..................................    (1,650)      (236)      (609)       977

                        DOANE PET CARE ENTERPRISES, INC.

(17) NON-RECURRING TRANSITION EXPENSES



     Non-recurring transition expenses for the nine months ended September 30, 1998 (unaudited) represent non-recurring costs incurred in connection with the acquisition and integration of Windy Hill with the Company. These costs include compensation for transitional personnel, severance and bonus expense, relocation expenses, recruiting and training expenses, systems conversion and other unique transition expenses.



(18) BUSINESS ACQUISITIONS (UNAUDITED)


     Ipes Iberica, S.A. Acquisition

     On April 17, 1998 the Company purchased 100% of the outstanding stock of Ipes Iberica, S.A. ("Ipes") for $28.3 million. Ipes is a private label pet food manufacturer located in Spain with 1997 net sales of $21.1 million. The transaction was financed through a $20.9 million non recourse facility provided by the HSBC Investment Bank, Plc. in Spain, and $7.4 million from the Company's Senior Credit Facility.


  Windy Hill Acquisition



     On August 3, 1998, the Company acquired Windy Hill for 7,958,000 shares of Common Stock and the assumption of $183.5 million of indebtedness. Windy Hill is a leading manufacturer of pet food products. Windy Hill manufactures products for both dogs and cats, including dry, canned, semi-moist, soft dry and soft treats and dog biscuits. With Windy Hill, the Company is the largest manufacturer of dog biscuits in the United States. This acquisition has been accounted for as a purchase with the purchase price and direct acquisition costs allocated based on fair value of assets acquired and liabilities assumed. Goodwill of approximately $19,000 was recorded in connection with this transaction. The goodwill is being amortized over 40 years on a straight-line basis.



     The unaudited pro forma information below has been prepared assuming Windy Hill and Ipes were acquired January 1, 1997:



                                                                              NINE MONTH
                                                               YEAR ENDED    PERIOD ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Net Sales...................................................    $885,681       $641,674
Income before taxes
  and extraordinary item....................................       8,771          4,661
Net income (loss)...........................................    $  2,386       $  1,032
                                                                ========       ========



     These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisition occurred on the date indicated. The pro forma results reflect certain adjustments for amortization, interest expense, fixed overhead, and general and administrative expenses.



(19) SUBSEQUENT EVENTS (UNAUDITED)



     On November 12, 1998, the Company refinanced the Senior Credit Facility, the Windy Hill Credit Facility, a Windy Hill bridge loan facility, the Windy Hill Subordinated Notes and its Senior Notes (the "Refinancing Transactions"). The pro forma effects of the Refinancing Transactions have been reflected in the pro forma consolidated balance sheet as of September 30, 1998.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Windy Hill Pet Food Holdings, Inc.:


     We have audited the accompanying consolidated balance sheets of Windy Hill Pet Food Holdings, Inc. as of December 28, 1996 and December 27, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the ten-month period ended December 30, 1995, and for the years ended December 28, 1996 and December 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Windy Hill Pet Food Holdings, Inc. as of December 28, 1996 and December 27, 1997, and the results of their operations and their cash flows for the years then ended and for the ten-month period ended December 30, 1995 in conformity with generally accepted accounting principles.


                                                /s/ KPMG PEAT MARWICK LLP

San Francisco, California
March 13, 1998

                       WINDY HILL PET FOOD HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                     ASSETS


                                                              DECEMBER 28,   DECEMBER 27,    JUNE 27,
                                                                  1996           1997          1998
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $   570        $    731      $  1,063
  Accounts receivable (net of $48, $372 and $386 allowance,
     respectively)..........................................      8,224          19,252        21,894
  Accounts receivable -- other..............................         19           1,694         1,716
  Inventories (Note 4)......................................      5,141          13,312        17,181
  Prepaid expenses..........................................        811             990         1,356
  Current deferred tax asset (Note 11)......................         30           2,335         2,394
                                                                -------        --------      --------
          Total current assets..............................     14,795          38,314        45,604
Property, plant and equipment, net (Note 5).................     22,484          60,774        79,277
Investments in joint ventures (Note 6)......................         --           3,527         1,975
Goodwill and other intangible assets, net (Note 7)..........     51,515          98,465       108,570
Other assets, net (Note 8)..................................      3,431          13,612        15,617
                                                                -------        --------      --------
          Total assets......................................    $92,225        $214,692      $251,043
                                                                =======        ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt (Note 9)................    $ 5,800        $  1,312      $  1,937
  Senior secured revolving debt facility (Note 9)...........      2,000           2,000            --
  Accounts payable..........................................      9,816          20,178        21,140
  Accrued liabilities.......................................      2,699           8,154        10,750
                                                                -------        --------      --------
          Total current liabilities.........................     20,315          31,644        33,827
Accrued interest -- non-current (Note 9)....................        962           2,595         3,458
Deferred tax liability (Note 11)............................      1,867          12,390        13,004
Senior secured term debt (Note 9)...........................     35,750          13,688        44,223
Senior subordinated notes (Note 9)..........................      7,551         120,000       120,000
PIK A promissory notes (Note 9).............................      3,750           3,750         3,750
PIK A-1 promissory note (Note 9)............................         --             417           417
Convertible subordinated promissory note (Note 9)...........     10,500          10,500        10,500
Other liabilities...........................................        325           3,257         4,788
                                                                -------        --------      --------
          Total liabilities.................................     81,020         198,241       233,967
                                                                -------        --------      --------
Stockholders' equity:
  Preferred stock, $1.00 par value; 45,000 shares
     authorized, 4,167 shares issued and outstanding,
     liquidation preference of $4,163 (Note 16).............      3,750           4,167         4,167
  Class A common stock, $0.01 par value; 5,000 shares
     authorized, 2,540 shares issued and outstanding (Note
     16)....................................................         --              --            --
  Class B common stock, $0.01 par value; 2,000 shares
     authorized, 569 shares issued and outstanding (Note
     16)....................................................         --              --            --
  Additional paid-in capital (Note 16)......................      7,681          16,624        16,624
  Accumulated deficit.......................................       (226)         (4,340)       (3,715)
                                                                -------        --------      --------
          Total stockholders' equity........................     11,205          16,451        17,076
                                                                -------        --------      --------
Commitments and contingent liabilities (Notes 9, 12 and 17)
          Total liabilities and stockholders' equity........    $92,225        $214,692      $251,043
                                                                =======        ========      ========


          See accompanying notes to consolidated financial statements.

                       WINDY HILL PET FOOD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                                                            SIX MONTHS
                                            TEN MONTH             YEARS ENDED                  ENDED
                                           PERIOD ENDED   ---------------------------   -------------------
                                           DECEMBER 30    DECEMBER 28,   DECEMBER 27,   JUNE 28,   JUNE 27,
                                               1995           1996           1997         1997       1998
                                           ------------   ------------   ------------   --------   --------
                                                                                            (UNAUDITED)

Net sales................................    $34,481        $82,993        $164,288     $60,323    $127,791
Cost of good sold                             22,107         54,379         113,288      39,330      92,580
                                             -------        -------        --------     -------    --------
          Gross profit...................     12,374         28,614          51,000      20,993      35,211
                                             -------        -------        --------     -------    --------
Operating expenses:
     Promotion and distribution..........      8,483         17,165          28,980      13,581      16,217
     Selling, general and
       administrative....................      1,978          4,934          10,886       4,171       8,943
     Non-recurring transition costs (Note
       10)...............................         --             --           1,571         107         513
                                             -------        -------        --------     -------    --------
          Total operating expenses.......     10,461         22,099          41,437      17,859      25,673
                                             -------        -------        --------     -------    --------
          Operating income...............      1,913          6,515           9,563       3,134       9,538
Interest expense, net....................      1,192          4,981          12,241       4,424       8,561
Equity in earnings of joint ventures.....         --             --            (377)        (29)       (485)
Other expenses, net......................         --             40              93          31          58
                                             -------        -------        --------     -------    --------
          Income (loss) before income
            taxes and extraordinary
            item.........................        721          1,494          (2,394)     (1,292)      1,404
Income tax expense (benefit).............         --            824            (574)       (514)        779
                                             -------        -------        --------     -------    --------
          Income (loss) before
            extraordinary item...........        721            670          (1,820)       (778)        625
Extraordinary loss on early
  extinguishment of debt, net of tax of
  $0 in 1996 and $1,529 in 1997 (Note
  9).....................................         --            604           2,294       2,294          --
                                             -------        -------        --------     -------    --------
          Net income (loss)..............    $   721        $    66        $ (4,114)    $(3,072)   $    625
                                             =======        =======        ========     =======    ========


                See accompanying notes to financial statements.

                       WINDY HILL PET FOOD HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                               CLASS A           CLASS B          PREFERRED                  RETAINED
                                            COMMON STOCK      COMMON STOCK          STOCK                    EARNINGS
                                MEMBERS'   ---------------   ---------------   ---------------   PAID-IN   (ACCUMULATED
                                CAPITAL    SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL     DEFICIT)      TOTAL
                                --------   ------   ------   ------   ------   ------   ------   -------   ------------   -------
Members' capital contribution,
  net of syndication costs of
  $109........................   $5,891       --    $  --      --     $  --       --    $  --    $    --     $    --      $ 5,891
Net income....................       --       --       --      --        --       --       --         --         721          721
                                 ------    -----    -----     ---     -----    -----    ------   -------     -------      -------
Balance at December 30,
  1995........................    5,891       --       --      --        --       --       --         --         721        6,612
Contribution of Windy Hill Pet
  Food Company, LLC members'
  capital to Windy Hill Pet
  Food Holdings, Inc. (Note
  1)..........................   (5,891)     500       --      --        --    3,750    3,750      2,141          --           --
Deferred tax liability
  recognized..................       --       --       --      --        --       --       --         --      (1,013)      (1,013)
Capital contribution from
  Windy Hill Pet Food
  Holdings, Inc., net of
  syndication cost of $210....       --      500       --     301        --       --       --      4,540          --        4,540
Warrants issued (Note 16).....       --       --       --      --        --       --       --      1,000          --        1,000
Net income....................       --       --       --      --        --       --       --         --          66           66
                                 ------    -----    -----     ---     -----    -----    ------   -------     -------      -------
Balance at December 28,
  1996........................       --    1,000       --     301        --    3,750    3,750      7,681        (226)      11,205
Contribution, net of
  syndication cost of $224....       --    1,429       --     240        --       --       --      9,776          --        9,776
Warrants exercised (Note
  16).........................       --      111       --      28        --      417      417       (833)         --         (416)
Net loss......................       --       --       --      --        --       --       --         --      (4,114)      (4,114)
                                 ------    -----    -----     ---     -----    -----    ------   -------     -------      -------
Balance at December 27,
  1997........................       --    2,540       --     569        --    4,167    4,167     16,624      (4,340)      16,451
Net loss (unaudited)..........       --       --       --      --        --       --       --         --         625          625
                                 ------    -----    -----     ---     -----    -----    ------   -------     -------      -------
Balance at June 27, 1998
  (unaudited).................   $   --    2,540    $  --     569     $  --    4,167    $4,167   $16,624     $(3,715)     $17,076
                                 ======    =====    =====     ===     =====    =====    ======   =======     =======      =======


          See accompanying notes to consolidated financial statements.

                       WINDY HILL PET FOOD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                                           SIX MONTH
                                          TEN MONTH             YEARS ENDED              PERIODS ENDED
                                         PERIOD ENDED   ---------------------------   --------------------
                                         DECEMBER 30,   DECEMBER 28,   DECEMBER 27,   JUNE 28,    JUNE 27,
                                             1995           1996           1997         1997        1998
                                         ------------   ------------   ------------   ---------   --------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................    $    721       $     66      $  (4,114)    $  (3,072)  $    625
  Adjustments to reconcile net income
     (loss) to cash provided by
     operating activities:
     Depreciation and amortization.....         787          2,719          6,882         2,543      4,470
     Interest expense -- non-current...          --            962          1,633         1,077      1,365
     Deferred income taxes.............          --            824          2,582         5,809        923
     Early extinguishment of debt, net
       of tax..........................          --            604          2,294         2,294         --
     Gain on sale of fixed assets......          --             --              4            --         --
     Equity in earnings of joint
       ventures........................          --             --           (377)          (29)      (485)
     Operating advances from joint
       ventures........................          --             --          1,015            84      1,063
     Change in assets and liabilities,
       net of effects of businesses
       acquired:
       (Increase) decrease in accounts
          receivable...................        (960)        (3,941)        (4,650)        1,348        540
       (Increase) decrease in
          inventories..................         352           (454)        (1,726)         (243)     2,123
       Increase in prepaid expenses....         (34)          (412)           (50)           66       (960)
       Increase (decrease) in accounts
          payable......................         847          6,250            313        (3,121)    (1,390)
       Increase (decrease) in accrued
          liabilities..................          --          1,063          4,436        17,150      2,262
                                           --------       --------      ---------     ---------   --------
          Net cash provided by
            operating activities.......       1,713          7,681          8,242        23,906     10,537
                                           --------       --------      ---------     ---------   --------
Cash flows from investing activities:
  Additions to property, plant and
     equipment.........................      (1,120)        (1,091)        (4,175)         (944)    (3,700)
  Change to other non-current assets
     and liabilities...................        (321)          (357)        (1,087)       (2,534)      (678)
  Proceeds from sale of assets.........          --             --         51,704        49,889         --
  Payment for acquisition of
     businesses, net of cash
     acquired..........................     (22,165)       (56,768)      (135,350)     (138,528)   (34,523)
                                           --------       --------      ---------     ---------   --------
          Net cash used in investing
            activities.................     (23,606)       (58,216)       (88,908)      (92,117)   (38,901)
                                           --------       --------      ---------     ---------   --------
Cash flows from financing activities:
  Proceeds from senior secured term and
     revolving debt....................      17,000         48,000         71,500       189,917     34,000
  Proceeds from senior subordinated
     notes.............................          --          8,500        120,000            --         --
  Proceeds from PIK A promissory
     notes.............................          --          3,750             --            --         --
  Proceeds from convertible
     subordinated promissory note......          --         10,500             --            --         --
  Repayment of borrowings..............          --        (21,450)      (109,952)     (109,952)    (5,263)
  Capital contributions................       6,000          4,750         10,000         9,583
  Debt issuance and syndication
     costs.............................        (780)        (3,272)       (10,721)      (10,565)       (41)
                                           --------       --------      ---------     ---------   --------
          Net cash provided by (used
            in) financing activities...      22,220         50,778         80,827        78,983     28,696
                                           --------       --------      ---------     ---------   --------
Increase (decrease) in cash and cash
  equivalents..........................         327            243            161        10,772        332
Cash and cash equivalents, beginning of
  period...............................          --            327            570           570        731
                                           --------       --------      ---------     ---------   --------
Cash and cash equivalents, end of
  period...............................    $    327       $    570      $     731     $  11,342   $  1,063
                                           ========       ========      =========     =========   ========
Supplemental cash flow disclosure:
  Cash paid for interest...............    $  1,179       $  3,759      $   6,660     $   3,391   $  3,757
  Income taxes paid....................    $     --       $     --      $   8,806     $      --   $     --


          See accompanying notes to consolidated financial statements.

                       WINDY HILL PET FOOD HOLDINGS, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     (All information related to the six-month periods ended June 28, 1997 and June 27, 1998 is unaudited.)


NOTE 1 -- THE COMPANY

  Organization


     Windy Hill Pet Food Holdings, Inc. ("Holdings"), a Delaware corporation, is a private holding company formed in April 1996 to invest in pet food processing operations. Holdings owns 100% of its indirect subsidiary, Windy Hill Pet Food Company, Inc. (the "Company"), which is a Minnesota corporation. The Company commenced operations March 1, 1995, under its previous ownership structure as Windy Hill Pet Food Company, L.L.C. ("LLC"). In connection with the Company's acquisition of certain brands from Heinz Pet Products ("Heinz") in April 1996, as further described in Note 3, LLC's net assets were contributed at net book value to Holdings.


     On May 21, 1997, Windy Hill Pet Food Acquisition Co., a newly formed indirect subsidiary of Holdings, merged with and into Hubbard Milling Company ("Hubbard"), and Windy Hill Pet Food Company, Inc. ("Old Windy Hill") purchased all of the stock of Armour Corporation. Concurrently, Hubbard, the surviving corporation in the merger, was renamed Windy Hill Pet Food Company, Inc., and Holdings transferred all of the operating assets and liabilities of Old Windy Hill to the Company (Note 3). The Company was capitalized with a senior secured term debt facility and senior subordinated notes (Note 9).

  Operations

     The Company manufactures and sells dog and cat food products and treats, which are sold throughout the United States. The products are manufactured out of thirteen plants, nine of which are wholly-owned and four of which are managed under joint venture agreements in which the Company owns a 50% equity interest.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The policies utilized by Holdings in the preparation of the consolidated financial statements conform to generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts could differ from these estimates and assumptions. The accompanying consolidated financial statements include the accounts of Holdings and its subsidiaries. All significant intercompany balances have been eliminated in consolidation.

  Fiscal Year


     Holdings' fiscal year ends on the last Saturday of December. Certain prior year amounts have been reclassified to conform to the current year's presentation.


  Cash and Cash Equivalents

     Holdings considers all highly liquid financial instruments with a maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market value. Cost is determined using the first-in first-out (FIFO) method. Inventories include the cost of raw materials, packaging, labor and manufacturing overhead.

                       WINDY HILL PET FOOD HOLDINGS, INC.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets ranging from four to thirty years. Costs which improve an asset or extend its useful life are capitalized, while repairs and maintenance costs are expensed as incurred. Leasehold improvements are amortized over the estimated useful life of the property or over the terms of the leases, whichever is shorter.

  Goodwill and Other Intangible Assets


     Goodwill and other intangible assets include goodwill, trademarks and certain identifiable intangible assets. Trademarks and goodwill are being amortized over four to forty years using the straight-line method. Other intangible assets are being amortized using the straight-line method over periods ranging from four to five years. Amortization of goodwill and other intangible assets charged against income during the ten-month period ended December 30, 1995, the years ended December 28, 1996 and December 27, 1997 and for the unaudited six-month periods ended June 28, 1997 and June 27, 1998 was $0.3 million, $1.1 million, $2.9 million, $0.8 million and $1.8 million, respectively.


  Impairment of Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, establishes the accounting and reporting requirements for recognizing and measuring impairment of long-lived assets to be either held and used or held for disposal. Holdings has evaluated the carrying value for evidence of impairment, and management believes at December 27, 1997, there were no indications of impairment.

     Holdings assesses the recoverability of long-lived assets by determining whether the recorded balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based upon projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the asset will be impacted if estimated future operating cash flows are not achieved.

  Other Assets


     Other assets consist of debt issuance costs, packaging design costs, and other miscellaneous assets. Debt issuance costs of the senior subordinated notes are being amortized using the interest method over the term of the respective notes. Debt issuance costs of the senior secured debt are being amortized using the straight-line method over the terms of the related debt. Aggregate amortization of debt issuance costs and other assets charged against income in the ten-month period ended December 30, 1995, the years ended December 28, 1996 and December 27, 1997, and the unaudited six-month periods ended June 28, 1997 and June 27, 1998 was $67,000, $259,000, $715,000, $154,000, and $486,000,
respectively. Amortization of packaging design costs charged against income was $158,000, $205,000, $283,000, $120,000 and $230,000, for the same periods respectively.


  Disclosure About Fair Value of Financial Instruments


     For purposes of financial reporting, Holdings has determined that the fair value of its financial instruments approximates book value at December 28, 1996, December 27, 1997, and June 27, 1998 (unaudited) based on terms currently available to the Company in financial markets for similar instruments.

                       WINDY HILL PET FOOD HOLDINGS, INC.

  Concentration of Credit Risk


     The Company sells its products to supermarkets, wholesalers and other retailers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and had no significant concentration of credit risk at December 28, 1996, December 27, 1997, and June 27, 1998 (unaudited).


  Income Taxes

     Holdings records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This method of accounting for income taxes uses an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between he carrying amounts and the tax bases of assets and liabilities.

NOTE 3 -- BUSINESS ACQUISITIONS

     On April 29, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of the Kozy Kitten(R) and Tuffy's(R) dry pet food brands (the "Heinz Business") from Heinz Pet Products ("Heinz"), a division of Heinz, Inc. The purchase price was $52.5 million, which included a contractually agreed upon amount of working capital (as defined in the agreement). In conjunction with the acquisition, the Company and Heinz entered into a royalty-free licensing agreement, which entitles the Company to use the Kozy Kitten trademark and trade name for dry cat food until April 29, 2006. The Trademark License and Option Agreement gives the Company the irrevocable right to purchase the trademark and trade name from Heinz no earlier than April 29, 2001 and no later than April 29, 2006 for a cash payment of $2.5 million. The acquired assets also included a manufacturing facility in Perham, Minnesota. The acquisition was accounted for using the purchase method of accounting and the results of operations have been included since the date of acquisition.

     In order to effect the Heinz Business acquisition and to refinance the $17.0 million of existing debt of LLC at April 29, 1996, the Company entered into a series of financings, as further described in Note 9. The financings included (i) a capital contribution of $19.8 million from Holdings, (ii) senior secured term debt of $43.0 million and a senior secured revolving debt facility of $9.0 million, and (iii) issuance of a senior subordinated note in the amount of $8.5 million.

     The purchase price of the acquired Heinz Business has been allocated to tangible and intangible assets as follows (dollars in thousands):

Cash paid to acquire assets.................................  $ 52,500
Other acquisition costs.....................................     4,257
                                                              --------
                                                                56,757
Cost assigned to net tangible assets........................   (19,282)
                                                              --------
Cost assigned to intangible assets..........................  $ 37,475
                                                              ========

     Concurrent with the 1996 purchase of assets, the Company and Heinz entered into a five year co-packing agreement in which the Company will manufacture certain pet food products for Heinz. The agreement requires Heinz to meet a minimum supply amount at a co-packing rate which covers the variable costs of the pet food products as well as an amount to cover a specified rate of fixed costs at the Perham facility where the products are manufactured.


     On May 21, 1997, Windy Hill Pet Food Acquisition Co. merged with and into Hubbard, and Old Windy Hill purchased all of the capital stock of Armour Corporation, a holding company which prior to the closing of

                       WINDY HILL PET FOOD HOLDINGS, INC.

the transaction owned 5% of the capital stock of Hubbard and after the consummation of the transaction owned 39% of the capital stock of Hubbard. Concurrently, Hubbard, the surviving corporation in the merger, was renamed Windy Hill Pet Food Company, Inc., and Old Windy Hill transferred all the operating assets and liabilities, including $27.0 million of equity and $51.0 million of indebtedness (the "Existing Indebtedness") of Old Windy Hill to the Company. The net combined purchase price of Hubbard and the Armour Corporation stock was approximately $131.1 million (net of cash acquired). For financial reporting purposes, these transactions were accounted for as a purchase of Hubbard by Old Windy Hill and the results of operations of Hubbard have been included since the date of acquisition. The allocation of the purchase price has been finalized.

     The acquisition and the repayment of Existing Indebtedness was financed with (i) a $9.8 million net capital contribution from Holdings, (ii) term debt of $20.0 million and revolving debt of $45.0 million under a $65.0 million senior secured debt facility, and (iii) proceeds from the issuance of $120.0 million of senior subordinated notes. Immediately following the merger, the Company sold its animal feed business to Feed-Rite (US) Animal Feeds, Inc., a subsidiary of the Ridley Group. The net after tax proceeds, subject to certain adjustments, were approximately $50.0 million. The net proceeds were used to repay $5.0 million of the senior secured term debt and $45.0 million of net senior secured revolving debt facility.

     The purchase price of the acquisitions have been allocated to tangible and intangible assets as follows (in thousands):


                                                              HUBBARD
                                                              --------
Cash paid to acquire business, net of cash acquired.........  $131,052
Other acquisition costs.....................................     5,438
                                                              --------
                                                               136,490
Cost assigned to net tangible assets and assets held for
  sale......................................................   (86,305)
                                                              --------
Cost assigned to intangible assets..........................  $ 50,185
                                                              ========


     The unaudited pro forma information below has been prepared assuming the businesses were acquired December 31, 1995 (dollars in thousands):

                                                             YEARS ENDED
                                                     ----------------------------
                                                     DECEMBER 27,    DECEMBER 28,
                                                         1997            1996
                                                     ------------    ------------
Net sales..........................................    $208,100        $216,709
                                                       ========        ========
Income before taxes and extraordinary item.........         882           4,465
                                                       ========        ========
Net income.........................................    $ (1,625)       $  2,679
                                                       ========        ========

     These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred on the date indicated. The pro forma results reflect certain adjustments for amortization, interest expense, fixed overhead and general and administrative expenses.

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 4 -- INVENTORIES

     Inventories consist of the following (dollars in thousands):


                                           DECEMBER 28,   DECEMBER 27,     JUNE 27,
                                               1996           1997           1998
                                           ------------   ------------   ------------
                                                          (UNAUDITED)
Raw materials............................    $ 1,253        $ 3,004        $ 3,787
Packaging supplies.......................      2,339          5,536          8,230
Finished goods...........................      1,549          4,772          4,597
                                             -------        -------        -------
                                             $ 5,141        $13,312        $16,614
                                             =======        =======        =======


     At December 27, 1997, the Company had commitments to purchase raw materials aggregating approximately $13.2 million.

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (dollars in thousands):


                                                DECEMBER 28,    DECEMBER 27,     JUNE 27,
                                                    1996            1997           1998
                                                ------------    ------------    -----------
                                                                                (UNAUDITED)
Land..........................................    $   203         $ 2,663         $ 2,968
Machinery and equipment.......................     17,043          42,882          56,393
Buildings and improvements....................      6,266          16,328          19,781
Furniture and fixtures........................        238           1,390           1,517
Computer equipment............................         70             127             155
Construction-in-progress......................         11           1,626           5,098
                                                  -------         -------         -------
                                                   23,831          65,016          85,912
  Less accumulated depreciation...............      1,347           4,242         (6,636)
                                                  -------         -------         -------
                                                  $22,484         $60,774         $79,276
                                                  =======         =======         =======


     At December 27, 1997, the Company had commitments for facility construction and related machinery and equipment purchases aggregating approximately $332,000.

NOTE 6 -- INVESTMENTS IN JOINT VENTURES


     The Company has a 50% equity interest in each of four manufacturing joint ventures with each of the following joint venture partners, none of which are affiliates of the Company or Holdings: Merrick PetFoods, Inc., MFA, Inc., J.R. Simplot Company, and Flint River Mills, Inc. See Note 3. The Company accounts for the joint ventures using the equity method of accounting.

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 7 -- GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets consist of the following (dollars in thousands):


                                                DECEMBER 28,    DECEMBER 27,     JUNE 27,
                                                    1996            1997           1998
                                                ------------    ------------    -----------
                                                                                (UNAUDITED)
Goodwill......................................    $ 7,588         $ 35,122       $ 46,948
Trademarks....................................     45,000           66,807         66,807
Other intangibles.............................        332              852            852
                                                  -------         --------       --------
                                                   52,920          102,781        114,607
  Less accumulated amortization...............      1,405            4,316          6,037
                                                  -------         --------       --------
                                                  $51,515         $ 98,465       $108,570
                                                  =======         ========       ========


NOTE 8 -- OTHER ASSETS

     Other assets consist of the following (dollars in thousands):


                                                DECEMBER 28,    DECEMBER 27,     JUNE 27,
                                                    1996            1997           1998
                                                ------------    ------------    -----------
                                                                                (UNAUDITED)
Debt issuance costs...........................     $2,978         $10,464         $10,464
Defined benefit pension plan asset............         --           2,474           2,923
Packaging, plate cost and other costs.........      1,059           1,899           4,171
                                                   ------         -------         -------
                                                    4,037          14,837          17,558
  Less accumulated amortization...............        606           1,225           1,941
                                                   ------         -------         -------
                                                   $3,431         $13,612         $15,617
                                                   ======         =======         =======

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 9 -- LONG TERM DEBT

     Long term debt consists of the following (dollars in thousands):


                                                        DECEMBER 28,    DECEMBER 27,     JUNE 27,
                                                            1996            1997           1998
                                                        ------------    ------------    -----------
                                                                                        (UNAUDITED)
SENIOR SECURED DEBT
Senior secured tranche A-1 debt; interest rate of
  8.29% at December 28, 1996..........................    $27,550         $     --       $     --
Senior secured tranche A-2 debt; interest rate of
  8.29% at December 28, 1996..........................     14,000               --             --
Senior secured revolving debt facility -- interest
  rate of 8.37% at December 28, 1996..................      2,000               --             --
Senior secured term debt -- interest rate of 8.38% at
  December 27, 1997; principal due in quarterly
  installments through November 21, 2003; floating
  interest rate at the prime rate plus 1.5% or,
  alternatively, the one, three or six month
  Eurodollar rate plus 2.5% payable quarterly at the
  termination of the Eurodollar contract period.......         --           15,000         46,160
Senior secured revolving debt facility -- interest
  rate of 10.0% at December 27, 1997; principal due
  November 21, 2003; floating interest rate at the
  prime rate plus 1.50% or alternatively, the one,
  three, or six month Eurodollar rate plus 2.50%;
  payable quarterly or at the termination of the
  Eurodollar contract period..........................         --            2,000             --
SENIOR SUBORDINATED NOTES
Senior subordinated note issued April 29, 1996; coupon
  interest rate of 12.0% with interest payable
  quarterly; net of original issue discount of
  $949,000............................................      7,551               --             --
Senior subordinated notes issued May 15, 1997 at par
  value of $120,000; coupon interest rate of 9.75%
  with interest payable each May 15 and November 15;
  matures on May 15, 2007.............................         --          120,000        120,000
PROMISSORY NOTES
PIK A promissory notes issued April 29, 1996; coupon
  interest rate of (i) 10% per annum through April 29,
  2003 and (ii) interest payable at 12.0% per annum
  from April 30, 2003 through December 31, 2005;
  compounded semi-annually with interest payable
  annually beginning April 29, 2004; matures on
  December 31, 2005, with original principal and
  accrued interest through April 29, 2003.............      3,750            3,750          3,750
PIK A-1 promissory note issued May 21, 1997, effective
  April 29, 1996; coupon interest rate of (i) 10% per
  annum through April 29, 2003 and (ii) interest
  payable at 12.0% per annum from April 30, 2003
  through December 31, 2005; compounded semi-annually
  with interest payable annually beginning April 29,
  2004; matures on December 31, 2005, with original
  principal and accrued interest through April 29,
  2003................................................         --              417            417

                       WINDY HILL PET FOOD HOLDINGS, INC.

                                                        DECEMBER 28,    DECEMBER 27,     JUNE 27,
                                                            1996            1997           1998
                                                        ------------    ------------    -----------
                                                                                        (UNAUDITED)
Convertible subordinated promissory note issued April
  29, 1996; coupon interest rate of (i) 10% per annum
  through April 29, 2003 and (ii) interest payable at
  12.0% per annum from April 30, 2003 through April
  29, 2006; compounded semi-annually with interest
  payable annually beginning April 29, 2004; matures
  on April 29, 2006, with original principal and
  accrued interest through April 29, 2003.............     10,500           10,500         10,500
                                                          -------         --------       --------
                                                           65,351          151,667        180,827
Less: current portion of senior secured debt..........      5,800            1,312          1,937
      current portion of senior secured revolving debt
      facility........................................      2,000            2,000             --
                                                          -------         --------       --------
Long term debt........................................    $57,551         $148,355       $178,890
                                                          =======         ========       ========


     Annual principal payments for the next five years and thereafter consist of the following (dollars in thousands):

                                                              DECEMBER 27,
                                                                  1997
                                                              ------------
1998........................................................    $  3,312
1999........................................................       1,781
2000........................................................       2,156
2001........................................................       2,531
2002........................................................       2,906
Thereafter..................................................     138,981
                                                                --------
                                                                $151,667
                                                                ========

  Senior Secured Debt

     Old Windy Hill and Holdings entered into a Credit and Guarantee Agreement, dated April 29, 1996 (the "Agreement"), with several banks for $43.0 million of senior secured term debt and a senior secured revolving debt facility. The proceeds from the debt were used to acquire certain assets and brands from Heinz, pay fees and expenses and fund working capital. The debt was guaranteed by Holdings and Old Windy Hill. The Agreement contained optional prepayment provisions with no premium. Substantially all of the assets of Old Windy Hill were pledged as collateral for the debt.

     The Agreement included $9.0 million of available borrowing under a senior secured revolving debt facility, of which $2.5 million was reserved to support the Trademark License and Option Agreement (Note 3). The available borrowings were also subject to limitations related to aggregate inventory and accounts receivable levels. The Agreement required a commitment fee of 0.50% per annum payable quarterly on the unused portions of the revolving debt facility.

     In conjunction with the acquisition of Hubbard, the Company entered into a Credit Agreement, dated May 21, 1997 (the "Credit Agreement"), among Windy Hill Pet Food Acquisition Co., Credit Suisse First Boston, The Chase Manhattan Bank and the several banks and other financial institutions parties thereto, which provided the Company with senior secured debt facilities (the "Senior Bank Facilities") in the aggregate principal amount of $85.0 million. The proceeds from the Senior Bank Facilities and the $120.0 million senior subordinated notes were used to retire the senior secured term debt and the senior secured revolving debt facility under the Agreement.

                       WINDY HILL PET FOOD HOLDINGS, INC.

     The Senior Bank Facilities consist of (i) a senior secured term loan facility providing for term loans to the Company in a principal amount of $20.0 million (the "Term Loan Facility"), (ii) an acquisition debt facility (the "Acquisition Facility") providing revolving loans to the Company for permitted acquisitions in a principal amount of $45.0 million, and (iii) a working capital revolving debt facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company as well as swing line loans in an aggregate principal amount of $20.0 million. The senior secured working capital debt facility is subject to a commitment fee of 0.5% per annum payable quarterly on the unused portions of the facility.


     As a result of the Hubbard and Heinz acquisitions, the Existing Indebtedness and the $17.0 million of existing debt of LLC were refinanced and in conjunction with the retirement of those debt facilities, $604,000 (together with unamortized note discounts and other charges totaling $1.2 million in fiscal 1997) and $2.6 million of debt issuance costs were written off as extraordinary items in the statements of operations for the years ended December 28, 1996 and December 27, 1997, respectively. The effective tax rate was applied to the write-off for the year ended December 27, 1997, while no income tax effect was reflected to the write-off for the year ended December 28, 1996, as the write-off was attributable to the members of LLC.



     The Credit Agreement includes restrictive covenants, which limit borrowings, cash dividends, and capital expenditures, while also requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at December 27, 1997.


  Senior Subordinated Notes

     On April 29, 1996, Old Windy Hill issued a senior subordinated note (the "Old Note") in the amount of $8.5 million to a bank. The Old Note could be prepaid at any time, subject to a prepayment penalty of 4% in the first year, 3% in the second year, 2% in the third year, and 1% in the fourth year, and no prepayment penalty thereafter.

     The Old Note included a provision for warrants for 10% of the stock of Holdings with a nominal exercise price. The warrants were subject to anti-dilution covenants. The warrants would have expired the later of ten years from the date of issuance or four years after the Old Note has been repaid. The warrants were freely assignable and detachable. The holder of the Old Note also had the right to "put" the warrants or stock to Holdings, beginning after the earlier of five years from the closing, a sale or merger of the Company, or an event of default on the Old Note. The value assigned to the warrants as of the issuance date was $1.0 million and was recorded at Holdings and contributed to Old Windy Hill as paid in capital. The capital contribution was recorded by Old Windy Hill with a corresponding discount to the value of the Old Note. The discount was being amortized over eight years, or the life of the Old Note. Accumulated amortization as of December 28, 1996 was $51,000. In conjunction with the acquisition of Hubbard, the holder of the Old Note exercised its warrants for common and preferred stock of Holdings and a note due from Holdings for $416,667.

     In conjunction with the acquisition of Hubbard on May 21, 1997, the Company issued $120.0 million of senior subordinated notes (the New Notes). The proceeds from the New Notes, along with the proceeds from the Senior Bank Facilities and a capital contribution from Holdings (Note 3), were used to (i) retire the senior secured term debt and the senior secured revolving debt facility financed under the Agreement, (ii) retire the Old Note and (iii) acquire Hubbard. In connection with the retirement of the Old Note, $606,000 of debt issuance costs were written off as an extraordinary item in the statement of operations for the year ended December 27, 1997. The effective tax rate was applied to the extraordinary item.

     The Company may redeem the New Notes at any time after May 15, 2002, at the redemption price together with accrued and unpaid interest. In addition, the Company may redeem up to $42.0 million of the New Notes at any time prior to May 15, 2002, subject to certain requirements, with the cash proceeds received from one or more equity offerings (as defined), at a redemption price of 109.750% together with accrued and unpaid interest. Upon a change of control (as defined), the Company has an option at any time

                       WINDY HILL PET FOOD HOLDINGS, INC.

prior to May 15, 2002, to redeem the New Notes at a redemption price of 100% plus the applicable premium (as defined), together with accrued and unpaid interest. If the Company does not redeem the New Notes or if the change of control occurs after May 15, 2002, the Company is required to offer to repurchase the New Notes at a price equal to 101% together with accrued and unpaid interest.


     The New Notes include restrictive covenants, which limit additional borrowings, cash dividends, sale of assets, mergers and the sale of stock. The Company was in compliance with these covenants at December 27, 1997.


  PIK A Promissory Notes

     On April 29, 1996, Holdings issued $3,750,000 in PIK A promissory notes ("PIK A Notes") to shareholders of Holdings. The PIK A Notes can be prepaid at any time without penalty. The PIK A Notes include restrictive covenants, which limit cash dividends and distributions.

  PIK A-1 Promissory Note

     On May 21, 1997, in conjunction with the exercise of the warrants by the holder of the Old Note, Holdings issued a $416,667 PIK A-1 Note ("PIK A-1 Note"). The PIK A-1 Note can be prepaid at any time without penalty. The PIK A-1
Note includes restrictive covenants, which limit cash dividends and distributions.

  Convertible Subordinated Promissory Note

     On April 29, 1996, Holdings issued a $10.5 million convertible subordinated promissory note ("Promissory Note") to Heinz. The Promissory Note can be prepaid at any time without penalty. The Promissory Note includes restrictive covenants, which limit cash dividends and distributions.

  Interest Rate Hedge Agreements

     The Company uses interest rate collar agreements (the "Agreements") to reduce the impact of changes in interest rates on its floating rate term debt. Premiums paid for such Agreements are being amortized to debt issuance costs over the terms of the Agreements. Unamortized premiums are included in other assets in the balance sheets. Amounts to be paid or received, if any, under the Agreements are recognized as an increase or decrease, respectively, in interest expense. The counterparty to the Company's Agreements is a major financial institution.


     The current effective cap rate is set at 7.50% (plus the applicable margin). The effective floor rate is set at 5.50% (plus the applicable margin). The notional principal under the Agreements is $25.0 million. As of December 28, 1996, and December 27, 1997, the Company had total variable rate debt outstanding in the amount of $43.6 million and $17.0 million, respectively. The aggregate premiums paid for the Agreements was $103,000.



     Under the Agreements, the Company would receive payments from the counterparty if the three-month LIBOR rate exceeds the cap rate and make payment to the counterparties if the three-month LIBOR rate falls below the floor rates. The payments would be calculated based upon the respective notional principal amount. During fiscal 1996 and 1997 the Company made no payments under the Agreements. At December 27, 1997, the three-month LIBOR rate was 5.91%.


     Risk associated with the Agreements include those associated with changes in market value and interest rates. At December 27, 1997, the fair value of the Company's interest rate collars was immaterial and management considers the potential loss in future earnings and cash flows attributable to such Agreements to be immaterial.

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 10 -- TRANSITION RELATED COSTS

     Transition related expenses represent one time costs incurred to integrate the Hubbard acquisition. These costs include transitional employee compensation, relocation expenses, recruiting fees, training costs, system conversion costs and other unique transitional expenses. Transition related costs for the year ended December 27, 1997 were approximately $1.6 million.

NOTE 11 -- INCOME TAXES


     Holdings files a federal income tax return on a consolidated basis with its wholly-owned subsidiaries. State income tax returns are filed by Holdings and the Company on a separate company basis or on a combined basis depending on the particular laws in each state. Holdings' income tax provision is computed as if all income tax returns were filed on a consolidated basis.


     The income tax expense (benefit) is summarized as follows (dollars in thousands):

                                                      TEN MONTH             YEARS ENDED
                                                     PERIOD ENDED   ---------------------------
                                                     DECEMBER 30,   DECEMBER 28,   DECEMBER 27,
                                                         1995           1996           1997
                                                     ------------   ------------   ------------
Current tax expense:
  Federal..........................................      $ --           $ --         $ 7,763
  State............................................        --             --           1,443
                                                         ----           ----         -------
          Total current provision..................        --             --           9,206
                                                         ----           ----         -------
Deferred tax expense (benefit):
  Federal..........................................        --            641          (8,249)
  State............................................        --            183          (1,531)
                                                         ----           ----         -------
          Total deferred expense (benefit).........        --            824          (9,780)
                                                         ----           ----         -------
          Total income tax expense (benefit).......      $ --           $824         $  (574)
                                                         ====           ====         =======


     Holdings' tax provision in 1997 reflects taxes paid on the gain for tax purposes on the sale of the animal feed business as well as the recognition of a $12.3 million reduction in deferred taxes established for the gain at the time of the acquisition of Hubbard.

                       WINDY HILL PET FOOD HOLDINGS, INC.

     Deferred tax assets and liabilities consist of the following (dollars in thousands):


                                                              DECEMBER 28,   DECEMBER 27,
                                                                  1996           1997
                                                              ------------   ------------
Deferred tax assets -- current:
  Post-retirement benefits..................................    $    --        $  1,006
  Accrued expenses..........................................         --             502
  Package design costs......................................         --             323
  Other.....................................................         30             504
                                                                -------        --------
          Total deferred tax assets -- current..............         30           2,335
                                                                -------        --------
Deferred tax assets -- non-current:
  Loss carryforwards........................................      1,078              --
  State taxes...............................................         --             666
                                                                -------        --------
          Total deferred tax assets -- non-current..........      1,078             666
                                                                -------        --------
Deferred tax liabilities -- non-current:
  Depreciation..............................................       (202)         (7,805)
  Goodwill..................................................     (2,743)         (4,144)
  Prepaid pension...........................................         --            (981)
  Other.....................................................         --            (126)
                                                                -------        --------
          Total deferred tax liabilities -- non-current.....     (2,945)        (13,056)
                                                                -------        --------
          Net deferred tax liability........................    $(1,837)       $(10,055)
                                                                =======        ========


     Holdings has not recorded a valuation allowance for its deferred tax assets. Management believes that Holdings' deferred tax assets are more likely than not to be realized.

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences (dollars in thousands):

                                                               YEARS ENDED
                                                       ---------------------------
                                                       DECEMBER 28,   DECEMBER 27,
                                                           1996           1997
                                                       ------------   ------------
(Benefit) provision for income taxes at U.S.
  statutory rate.....................................      $638          $(814)
(Decrease) increase in tax resulting from:
  Nondeductible expenses.............................        65            314
  State taxes, net of federal benefit................       121            (74)
                                                           ----          -----
                                                           $824          $(574)
                                                           ====          =====

NOTE 12 -- LEASES

     The Company leases certain facilities, machinery and equipment under operating lease agreements with varying terms and conditions. The leases are noncancellable operating leases which expire on various dates through 2012.

                       WINDY HILL PET FOOD HOLDINGS, INC.

     Future annual minimum lease payments under these leases at December 27, 1997 are summarized as follows (dollars in thousands):

1998........................................................  $  890
1999........................................................     850
2000........................................................     748
2001........................................................     607
2002........................................................     604
Thereafter..................................................   2,037
                                                              ------
                                                              $5,736
                                                              ======


     Rent expense was $159,000, $248,000, $669,000, $160,000, and $412,000 for
the ten-month period ended December 30, 1995, the years ended December 28, 1996 and December 27, 1997, and for the unaudited six-month periods ended June 28, 1997 and June 27, 1998, respectively.


NOTE 13 -- SAVINGS AND BENEFIT PLANS


     The Company maintains a defined contribution plan for all employees with eligibility conditioned upon full time employment. The Company makes annual contributions based upon a percent of the employee's annual taxable wages. Vesting in the plan is according to a graduated scale of one third per year with full vesting at the end of the third year of employment. The employer contribution for the ten month period ended December 30, 1995, the years ended December 28, 1996 and December 27, 1997, and the unaudited six-month periods ended June 28, 1997 and June 27, 1998 was $72,000, $206,000 and $369,000, $0,
and $0, respectively. Eligible employees are also given the opportunity to make their own contributions to the plan on a tax deferred basis.


  Employee Benefit Plans

     In connection with the acquisition of Hubbard, the Company succeeded in interest to two noncontributory, defined benefit pension plans covering hourly and salaried employees. The following tables set forth the funded status of the pension plans and the amount recognized in the Company's balance sheet as of December 27, 1997 (dollars in thousands):

                                                        HOURLY     SALARIED
                                                         PLAN        PLAN       TOTAL
                                                        -------    --------    -------
Actuarial present value of benefit obligations:
  Vested..............................................  $ 5,382    $ 9,739     $15,122
  Nonvested...........................................      325        311         636
                                                        -------    -------     -------
          Accumulated benefit obligation..............    5,707     10,050      15,758
Effect of projected future salary increases...........        1        939         940
                                                        -------    -------     -------
          Projected benefit obligation................    5,708     10,989      16,698
Market value of plan assets...........................    5,894     15,323      21,217
                                                        -------    -------     -------
          Plan assets in excess of projected benefit
            obligation................................      186      4,334       4,519
Unrecognized net gain.................................     (596)    (1,449)     (2,045)
                                                        -------    -------     -------
          (Pension liability) prepaid pension cost....  $  (410)   $ 2,885     $ 2,474
                                                        =======    =======     =======

                       WINDY HILL PET FOOD HOLDINGS, INC.

                                                        HOURLY     SALARIED
                                                         PLAN        PLAN       TOTAL
                                                        -------    --------    -------
The net periodic pension cost (benefit) components
  were as follows for the year ended December 27, 1997
  (dollars in thousands):
  Service cost earned during the year.................  $    54    $   148     $   202
  Interest cost on projected benefit obligation.......      277        531         808
  Actual return on plan assets........................   (1,340)    (2,775)     (4,115)
  Deferred gain.......................................      987      1,882       2,869
                                                        -------    -------     -------
          Pension (benefit)...........................  $   (22)   $  (214)    $  (236)
                                                        =======    =======     =======

     The principal actuarial assumptions used for December 27, 1997 were:

                                                              HOURLY   SALARIED
                                                               PLAN      PLAN
                                                              ------   --------
Discount rate...............................................  7.25%     7.25%
Long-term rate of compensation increase.....................   5.0%      5.0%
Long-term rate of return on plan assets.....................   8.0%      8.0%

  Other Benefits

     In connection with the acquisition of Hubbard, the Company acquired a retiree medical payment plan, which provides health care benefits for eligible retired associates and their covered dependents and spouses. Employees must be 55 years or older with 10 years of service upon retirement to be eligible for coverage under the current plan. Depending on the date of retirement, the retiree must pay the premium cost associated with health care coverage. The plan is not funded.

     The accumulated post-retirement obligation included the following components (dollars in thousands):

Retirees....................................................  $2,046
Eligible active plan participants...........................     114
Other active plan participants..............................     672
                                                              ------
          Accumulated post-retirement benefit obligation....   2,832
Unrecognized loss...........................................     318
                                                              ------
          Accrued post-retirement benefit obligation........  $2,514
                                                              ======

     Under Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, postretirement benefit expense included the following components (dollars in thousands):

Current service.............................................  $ 27
Interest on accumulated benefits obligation.................   111
                                                              ----
          Total postretirement benefit expense..............  $138
                                                              ====

     The discount rate used to determine the accumulated post-retirement benefit obligation was 7.25%. The assumed health care cost trend rate used to measure the obligation was 9.7% for 1997. A one-percentage point increase in the assumed health care cost trend rate would have increased the 1997 accumulated post-retirement obligation by $341,000.

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 14 -- RELATED PARTY TRANSACTIONS


     The Company is party to an Amended and Restated Management Services Agreement, dated as of May 2, 1997, with Dartford Partnership, L.L.C. ("Dartford") pursuant to which Dartford provides management oversight to the Company. Management services provided by Dartford include, but are not limited to, operations oversight, corporate and financial planning, identification of possible acquisitions and advice on the financing thereof and definition and development of business opportunities. In the ten-month period ended December 30, 1995, and the years ended December 28, 1996 and December 27, 1997, the Company paid a total of $250,000, $458,000 and $807,000, respectively, in management fees to Dartford, a member of LLC, who is also a shareholder of Holdings. The annual management fee was $250,000 prior to the acquisition of the Heinz Pet Food Brands, $500,000 prior to the merger of Old Windy Hill and Hubbard, and $1.0 million after the merger of Old Windy Hill and Hubbard. The terms of the Amended and Restated Management Services Agreement were negotiated among the equity investors of Holdings.



     In connection with the acquisitions of the Heinz pet food brands and Hubbard, the Company paid to certain members of LLC and shareholders of Holdings, who are also represented on the Board of Directors or officers of the Company and beneficial owners, fees for services rendered in connection with the acquisitions of Heinz pet food brands and Hubbard and related financing of acquisitions. The aggregate amount paid to certain members of LLC and shareholders of Holdings was $2.5 million and was funded by the proceeds of the financings. Of this $2.5 million, $1.8 million was paid to Dartford and $0.7 million was paid to Bruckmann, Rosser, Sherrill & Co. The fee amounts were negotiated among the equity investors of Holdings.



     The Company paid certain members of LLC fees totaling $420,000 during the ten-month period ended December 30, 1995 and $525,000 during the year ended December 28, 1996. The fees were paid for services provided in identifying, negotiating and consummating the Company's acquisitions. The fees were included in the costs of the acquisitions.


NOTE 15 -- INCENTIVE COMPENSATION PLAN

     The Windy Hill Pet Food Holdings, Inc. Stockholders Agreement ("Stockholders Agreement") dated as of April 29, 1996 and amended as of May 21, 1997, contains an incentive compensation arrangement (the "Incentive Plan") a means by which certain key employees and other specifically designated persons ("Key Personnel") of the Company, and/or affiliated with the Company, may be given an opportunity to benefit from the appreciation in value of the Company. Under the Incentive Plan, Key Personnel were issued non-voting Class B Common Stock of Holdings ("Class B Stock"), at a $.01 per share, as a means to participate in the appreciation of the Company. The Class B Stock is subject to vesting requirements based on terms of employment or other factors. A portion of the vesting period was deemed achieved at date of issuance of the Class B Stock.

     The holders of vested Class B Stock will be entitled to receive certain payments or distributions based on the amounts paid or distributed to investors in Holdings. In general, there will be no payments to holders of vested Class B Stock until the Preferred Series A and B Stock of Holdings ("Preferred Stock") and associated accrued and unpaid dividends on the Preferred Stock, and Class A Common Stock of Holdings ("Class A Stock") have received their respective return of capital. The type of payment will be cash or non-cash consideration, depending on the type of distribution to the Holdings' investors. Shares of Class B Stock are convertible into an equal number of shares of Class A Stock once the Preferred Stock and Class A Stock have received their priority distribution.

     Based on management's assessment of the valuation of the Company at the date of issuance of the Class B Stock, there was no excess value attributable to the Class B stock and therefore, no accrual for compensation expense was necessary.

                       WINDY HILL PET FOOD HOLDINGS, INC.

NOTE 16 -- STOCKHOLDERS' EQUITY

     On February 28, 1995, under Old Windy Hill's previous ownership structure, LLC was initially capitalized with a capital contribution from its members in the gross amount of $6.0 million. Offering costs associated with this capital contribution were $109,000. In connection with the acquisition of the Heinz Business (Note 3), LLC contributed its capital in the net amount of $5.9 million to Holdings. In exchange for the net capital contribution, LLC was issued Series B preferred stock and 500 shares of Class A common stock.

     On April 29, 1996, Holdings was capitalized with LLC's net capital contribution and an additional capital contribution from its shareholders in the gross amount of approximately $4.8 million. Offering costs associated with this capital contribution were $210,000. The aggregate equity capital along with the PIK A Notes and the Promissory Note were contributed to the Company and used to fund the Company's acquisition of certain assets from Heinz.

     On May 21, 1997, the shareholders of Holdings contributed an additional gross capital contribution of $10.0 million. Offering costs associated with this capital contribution were $224,000. In connection with the acquisition of Hubbard (Note 3), Holdings contributed its additional capital in the net amount of approximately $9.8 million to the Company. In exchange for the net capital contribution, the shareholders were issued 1,428.6 shares of Class A common stock.

  Preferred Stock

     Each holder of preferred stock is entitled to a cumulative 10% annual stock dividend on the stated value through April 29, 2003. Thereafter, each holder is entitled to a cumulative 12% annual return on the stated value. Each share of preferred stock (i) is not entitled to vote, with few exceptions, (ii) can be redeemed at the option of Holdings, and (iii) possess anti-dilution privileges. The stock dividend is payable upon the Board of Directors' approval and payment is also restricted by the Credit Agreement. In addition, when the holder of the Old Note exercised its warrants, the holder was issued 416.667 shares of Series B preferred stock of Holdings. The Company also has authorized 45,000 shares of Series A preferred stock with no shares issued.

  Common Stock

     In addition to the Company's issued and outstanding Class A common stock, the Company has also authorized 2,000 shares of Class B common stock, with 569 shares issued and outstanding. Under the securities purchase agreements dated April 29, 1996 and May 21, 1997, certain officers and Dartford were issued Class B common stock, par value $0.01 per share. In addition, when the holder of the Old Note exercised its stock warrants, the holder was issued 111.11 shares of Class A common stock of Holdings and 27.77 shares of Class B common stock of Holdings.

  Warrants

     On April 28, 1996, warrants were issued to a bank affiliate (Note 9), which entitled the holder to purchase up to 10% of the stock of Holdings at a nominal exercise price. The holder of the warrants was also the holder of the Old Note. The warrants were subject to anti-dilution covenants. The warrants expired the later of ten years from closing or four years after the Old Note was repaid. The holder of the warrants also had the right to "put" the warrants or stock to Holdings at a price as specified in the agreement, beginning after the earlier of five years from the closing, a sale or merger of the Company, or an event of default on the Old Note.

     On May 21, 1997, in conjunction with the merger of Hubbard and Old Windy Hill and payment of the Old Note, the holder of the warrants exercised the warrants in exchange for 416.667 shares of Series B preferred stock of Holdings,
111.11 shares of Class A common stock of Holdings, 27.77 shares of Class B

                       WINDY HILL PET FOOD HOLDINGS, INC.

common stock of Holdings and was issued a PIK A-1 Promissory Note of Holdings in the principal amount of $416,667.

NOTE 17 -- COMMITMENTS AND CONTINGENCIES

     The Company is subject to litigation in the ordinary course of business. In the opinion of management, the ultimate outcome of any existing litigation will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 18 -- SUBSEQUENT EVENT (UNAUDITED)

     On February 23, 1998, the Company acquired all of the assets of the pet food division (the "AGP Business") of Consolidated Nutrition, L.C. The assets acquired by the Company include four plants located in the states of Alabama, Kansas, Missouri and Nebraska. The Company intends to use the acquired assets to produce its current products. The purchase price was approximately $12.4 million. The acquisition was accounted for using the purchase method of accounting. The Company financed the acquisition of the AGP Business and related costs with a $12.5 million borrowing under the terms of its Acquisition Facility.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hubbard Milling Company:


     We have audited the accompanying balance sheets of Pet Food Division (a division of Hubbard Milling Company) as of April 30, 1995, 1996 and 1997, and the related statements of earnings and cash flows for each of the years in the three-year period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pet Food Division (a division of Hubbard Milling Company) at April 30, 1995, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 1997, in conformity with generally accepted accounting principles.


                                                /s/ KPMG PEAT MARWICK LLP

June 6, 1997
Minneapolis, Minnesota

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                                 BALANCE SHEETS

                                     ASSETS

                                                               YEARS ENDED APRIL 30,
                                                     ------------------------------------------
                                                         1995           1996           1997
                                                     ------------   ------------   ------------
Current assets:
  Cash and short-term investments, at cost which
     approximates market...........................  $ 11,882,585   $ 13,846,705   $ 15,006,116
  Trade receivables, less allowance for doubtful
     accounts of $274,000, $258,500 and $224,221,
     respectively..................................     4,999,458      5,773,101      5,356,769
  Inventories......................................     6,194,481      5,762,544      5,372,905
  Prepaid expenses.................................       177,467        102,155         59,764
                                                     ------------   ------------   ------------
          Total current assets.....................    23,253,991     25,484,505     25,795,554
Property, plant and equipment, at cost:
  Land.............................................     1,345,190      1,340,063      1,348,540
  Buildings........................................    11,641,431     12,085,731     12,904,693
  Equipment........................................    32,395,959     34,658,895     35,986,524
                                                     ------------   ------------   ------------
                                                       45,382,580     48,084,689     50,239,757
Less accumulated depreciation......................   (18,902,486)   (21,575,369)   (25,164,947)
                                                     ------------   ------------   ------------
                                                       26,480,094     26,509,320     25,074,810
Construction in progress...........................     1,422,542        117,342        174,959
                                                     ------------   ------------   ------------
  Net property, plant and equipment................    27,902,636     26,626,662     25,249,769
Investments in and advances to joint ventures and
  partnerships.....................................     2,342,012      4,756,956      4,190,414
Other assets.......................................     4,366,328      5,227,497      4,082,569
                                                     ------------   ------------   ------------
                                                     $ 57,864,967   $ 62,095,620   $ 59,318,306
                                                     ============   ============   ============

                       LIABILITIES AND INVESTMENT AND ADVANCES BY PARENT

Current liabilities:
  Accounts payable and accrued expenses............  $  7,274,333   $  8,686,131   $  7,341,254
  Associates' profit sharing trust, bonus and
     savings plan..................................     1,614,852      1,944,507        226,909
  Income tax payable...............................        25,862        223,144        262,430
                                                     ------------   ------------   ------------
          Total current liabilities................     8,915,047     10,853,782      7,830,593
Deferred credits...................................     2,864,497      1,565,007      2,393,560
Accrued postretirement and pension expense.........     1,085,814      1,423,852      1,610,471
                                                     ------------   ------------   ------------
          Total liabilities........................    12,865,358     13,842,641     11,834,624
Investment and advances by Parent..................    44,999,609     48,252,979     47,483,682
                                                     ------------   ------------   ------------
Contingencies......................................  $ 57,864,967   $ 62,095,620   $ 59,318,306
                                                     ============   ============   ============

                See accompanying notes to financial statements.

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                             STATEMENTS OF EARNINGS

                                                                YEARS ENDED APRIL 30,
                                                      -----------------------------------------
                                                         1995           1996           1997
                                                      -----------   ------------   ------------
Net sales...........................................  $87,736,386   $102,268,658   $108,523,031
Cost of sales.......................................   67,052,037     80,658,065     87,767,776
                                                      -----------   ------------   ------------
          Gross profit..............................   20,684,349     21,610,593     20,755,255
Operating expenses:
  Warehouse and delivery............................      245,690        200,119        188,327
  Selling and advertising...........................    6,468,689      7,035,518      6,924,434
  General and administrative........................    5,743,380      5,917,179      6,098,926
                                                      -----------   ------------   ------------
          Total operating expenses..................   12,457,759     13,152,816     13,211,687
  Operating income..................................    8,226,590      8,457,777      7,543,568
Other income:
  Interest..........................................      789,672        774,582        867,180
  Equity in earnings of joint ventures..............    1,355,832        980,576        976,179
  Other.............................................       46,207         36,910         80,865
                                                      -----------   ------------   ------------
          Total other income........................    2,191,711      1,792,068      1,924,224
  Income before other expenses and income taxes.....   10,418,301     10,249,845      9,467,792
Other expenses......................................       41,124         26,456         10,778
  Earnings before income taxes......................   10,377,177     10,223,389      9,457,014
Income tax expense..................................    4,133,387      3,935,682      3,683,678
                                                      -----------   ------------   ------------
  Net earnings......................................  $ 6,243,790   $  6,287,707   $  5,773,336
                                                      ===========   ============   ============

                See accompanying notes to financial statements.

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED APRIL 30,
                                                       ----------------------------------------
                                                           1995          1996          1997
                                                       ------------   -----------   -----------
Cash flows from operating activities:
  Net earnings.......................................  $  6,243,790   $ 6,287,707   $ 5,773,336
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation....................................     3,060,395     3,490,004     3,755,973
     Amortization of goodwill and other intangible
       assets........................................        31,797       265,668       269,623
     Deferred income taxes...........................       503,931    (1,916,094)    1,112,636
     Deferred compensation...........................       724,434       152,519       180,147
     (Gain) loss on disposal of property, plant and
       equipment.....................................        22,036        22,418        (1,017)
  Change in assets and liabilities excluding effects
     of acquisitions:
     (Increase) decrease in trade receivables........      (925,844)     (773,643)      416,332
     Decrease in inventories.........................       662,535       431,937       389,639
     Decrease in prepaid expenses....................       351,511        75,312        42,391
     (Increase) decrease in other assets.............      (226,584)     (662,752)      411,220
     Increase (decrease) in accounts payable and
       accrued expenses..............................     1,490,813     1,749,836    (1,158,260)
     Increase (decrease) in income taxes payable.....      (286,302)      197,282        39,286
     Increase (decrease) in other current
       liabilities...................................       423,347       329,655    (1,717,598)
                                                       ------------   -----------   -----------
          Total adjustments..........................     5,832,069     3,362,142     3,740,372
                                                       ------------   -----------   -----------
          Net cash provided by operating
            activities...............................    12,075,859     9,649,849     9,513,708
                                                       ------------   -----------   -----------
Cash flows from investing activities:
  Proceeds from disposal of property, plant and
     equipment.......................................       167,663           946        27,599
  Additions to property, plant and equipment.........    (2,607,308)   (3,839,178)   (2,405,805)
  Payments and advances for acquisitions, joint
     ventures and partnerships.......................   (10,597,258)     (813,160)      566,542
                                                       ------------   -----------   -----------
          Net cash used in investing activities......   (13,036,903)   (4,651,392)   (1,811,664)
                                                       ------------   -----------   -----------
Cash flows from financing activities:
  Increase (decrease) in intercompany account........     4,890,319    (3,034,337)   (6,542,633)
                                                       ------------   -----------   -----------
          Net cash provided by (used by) financing
            activities...............................     4,890,319    (3,034,337)   (6,542,633)
                                                       ------------   -----------   -----------
          Net increase in cash and cash
            equivalents..............................     3,929,275     1,964,120     1,159,411
                                                       ------------   -----------   -----------
Cash and cash equivalents at beginning of period.....     7,953,310    11,882,585    13,846,705
                                                       ============   ===========   ===========
Cash and cash equivalents at end of period...........  $ 11,882,585   $13,846,705   $15,006,116
                                                       ============   ===========   ===========

                See accompanying notes to financial statements.

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                         APRIL 30, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General Information and Basis of Statement Presentation

     Pet Food Division ("Pet Food" or the "Company") is a division of Hubbard Milling Company ("Hubbard"). Pet Food is a North American manufacturer and marketer of private label dog and cat food.

     The accompanying financial statements do not necessarily reflect the financial position and results of operations of Pet Food in the future, or what the financial position and results of operations would have been had it been an independent entity during the periods presented.

  Receivables

     The Company provides an allowance for estimated collection losses. The estimated losses are based on a review of the current status of existing receivables in conjunction with historical collection experience.

  Inventories

     Inventories are valued substantially at the lower of cost (first in, first out) or market.

  Property, Depreciation and Amortization

     The cost of buildings and equipment is capitalized and charged to earnings utilizing the straight-line method of depreciation over the estimated useful lives of the related assets. The cost of significant improvements to properties is similarly depreciated, while the cost of repairs and routine maintenance is charged to earnings as incurred. Goodwill is generally amortized over a period of 15 years. Other intangible assets are amortized over the life of the related assets.

  Pension Plans

     The Company has defined benefit plans covering substantially all of its associates. The benefits are based on years of service and associate compensation. The Company's funding policy is to contribute annually the amount recommended by its actuaries. Contributions are intended to provide not only for benefits attributed to service to-date but also for those expected to be earned in the future.

  Other Postretirement Benefits

     The Company has adopted Statement of Financial Accounting Standards (SFAS) 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires the accrual of postretirement benefits over the years the associates provide service to the date of their first eligibility for such benefits. The Company is fully reserved to cover anticipated costs.

  Income Taxes

     The Company follows the practice of recognizing the income tax effects of transactions in the year in which they enter into the determination of accounting income, regardless of when they are recognized for income tax purposes. Accordingly, income tax expense includes charges and credits for deferred income taxes and the accumulated deferred income taxes are recorded in the accompanying balance sheets.

     The Company has adopted Statement of Financial Accounting Standards (SFAS) 109 "Accounting for Income Taxes." SFAS 109 requires that deferred tax liabilities and assets be established based on the difference between the financial and income tax carrying values of assets and liabilities using existing tax rates.

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Statements of Cash Flows

     Investments are valued at cost which approximates market. Short-term investments with maturities of 60 days or less and investments which can be redeemed immediately are considered cash equivalents.

                                                          YEARS ENDED APRIL 30,
                                                   ------------------------------------
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Cash paid for income taxes.......................  $4,777,076   $7,933,594   $2,747,334

     The noncash investment activity during the fiscal year ended April 30, 1996 of $1,601,784 was for a transfer of property, plant & equipment to a joint venture.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(2) SUPPLEMENTAL ASSET AND LIABILITY INFORMATION

                                                          YEARS ENDED APRIL 30,
                                                   ------------------------------------
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Inventories:
  Raw materials..................................  $1,090,260   $  980,509   $1,015,665
  Finished and in-process goods..................   2,070,094    2,205,168    2,005,206
  Packaging and supplies.........................   3,034,127    2,576,867    2,352,034
                                                   ----------   ----------   ----------
          Total inventories......................  $6,194,481   $5,762,544   $5,372,905
                                                   ==========   ==========   ==========
Other assets:
  Goodwill.......................................  $3,871,113   $3,615,663   $3,357,027
  Other intangible assets........................     123,696      114,574      104,158
  Deferred taxes.................................          --      464,085           --
  Restricted insurance deposits..................          --      229,971      288,886
  Other..........................................     371,519      803,204      332,498
                                                   ----------   ----------   ----------
          Total other assets.....................  $4,366,328   $5,227,497   $4,082,569
                                                   ==========   ==========   ==========
Accounts payable and accrued expenses:
  Accounts payable...............................  $4,912,216   $5,496,369   $4,368,548
  Accrued insurance..............................     841,987    1,631,510    1,246,563
  Accrued vacation...............................     612,890      852,068      889,363
  Other..........................................     907,240      706,184      836,780
                                                   ----------   ----------   ----------
          Total accounts payable and accrued
            expenses.............................  $7,274,333   $8,686,131   $7,341,254
                                                   ==========   ==========   ==========
Deferred credits:
  Deferred taxes.................................  $1,452,009   $       --   $  648,551
  Deferred compensation..........................   1,412,488    1,565,007    1,745,009
                                                   ----------   ----------   ----------
          Total deferred credits.................  $2,864,497   $1,565,007   $2,393,560
                                                   ==========   ==========   ==========

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3) INVESTMENT AND ADVANCES BY PARENT

     Investment and advances by parent represents Hubbard's ownership interest in the recorded net assets of Pet Food. All cash transactions and intercompany transactions flow through this account. A summary of the activity is as follows:

                                                         YEARS ENDED APRIL 30,
                                                ---------------------------------------
                                                   1995          1996          1997
                                                -----------   -----------   -----------
Balance at beginning of period................  $33,865,500   $44,999,609   $48,252,979
Net earnings..................................    6,243,790     6,287,707     5,773,336
Net intercompany activity.....................    4,890,319    (3,034,337)   (6,542,633)
                                                -----------   -----------   -----------
Balance at end of period......................  $44,999,609   $48,252,979   $47,483,682

(4) RELATED PARTY TRANSACTIONS

     Transactions with Hubbard include certain disbursements by Hubbard on behalf of Pet Food and charges for certain operating expenses including insurance, bonus, profit sharing, corporate aircraft, corporate accounting, information services and office services.

     Expenses are charged based upon the specific identification of applicable costs, and in certain instances, a proportional cost allocation based on proportional headcount. Management believes that the basis of all such charges is reasonable. The amount of general and administrative expenses charged by Hubbard to Pet Food is as follows:

       YEARS ENDED APRIL 30,
------------------------------------
   1995         1996         1997
----------   ----------   ----------
$2,358,819   $2,201,489   $2,872,473

     Sales to and purchases from the Hubbard Animal Feed Division amounted to the following:

                                                          YEARS ENDED APRIL 30,
                                                   ------------------------------------
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Sales............................................  $3,161,613   $3,631,688   $3,492,207
Purchases........................................  $  407,835   $  601,549   $  909,291

(5) ACQUISITIONS

     On April 3, 1995, the Company acquired substantially all the manufacturing assets of Triumph Pet Industries, Inc. for cash. The facility manufactures and markets pet biscuit products. The acquisition has been accounted for as a purchase and included in the accompanying financial statements from the date of purchase.

     The components of cash used for the acquisition, as reflected in the statement of cash flows, were as follows:

Fixed assets................................................   $ 6,147,745
Inventory...................................................     1,314,038
Prepaid expenses............................................       127,231
Goodwill....................................................     3,680,000
Noncompete agreements.......................................       100,000
                                                               -----------
                                                               $11,369,014
                                                               ===========

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Assuming the acquisition had been made on May 1, 1994, pro forma net sales in fiscal year 1995 and earnings of the Company would have been $98,549,343 and $6,772,418, respectively.

(6) INCOME TAXES

     The Company is part of a consolidated federal income tax return with Hubbard and is allocated a federal tax provision as if the Company filed a separate return. The state tax provision is allocated by applying a weighted-average state tax rate to the Company's federal taxable income.

     Income tax expense is comprised of the following components:

                                                          YEARS ENDED APRIL 30,
                                                  -------------------------------------
                                                     1995         1996          1997
                                                  ----------   -----------   ----------
Current tax expense:
  Federal.......................................  $3,435,412   $ 6,294,306   $2,268,403
  State.........................................     754,759     1,450,830      472,021
Deferred federal and state......................     (56,784)   (3,809,454)     943,254
                                                  ----------   -----------   ----------
          Total income tax expense..............  $4,133,387   $ 3,935,682   $3,683,678
                                                  ==========   ===========   ==========

     Income tax expense on earnings before income taxes differs from the amounts derived by applying the federal statutory rate for the following reasons:

                                                                    YEAR ENDED
                                                                  APRIL 30, 1995
                                                              ----------------------
                                                                            PERCENT
                                                                           OF PRETAX
                                                                AMOUNT     EARNINGS
                                                              ----------   ---------
Computed "expected" federal tax expense.....................  $3,632,012     35.0%
State income tax, net of federal income tax benefit.........     487,727      4.7%
Other, net..................................................      13,648      0.1%
                                                              ----------     ----
          Total income tax expense..........................  $4,133,387     39.8%
                                                              ==========     ====

                                                         YEARS ENDED APRIL 30,
                                            -----------------------------------------------
                                                     1996                     1997
                                            ----------------------   ----------------------
                                                          PERCENT                  PERCENT
                                                         OF PRETAX                OF PRETAX
                                              AMOUNT     EARNINGS      AMOUNT     EARNINGS
                                            ----------   ---------   ----------   ---------
Computed "expected" federal tax expense...  $3,475,952     34.0%     $3,309,955     35.0%
State income tax, net of federal income
  tax benefit.............................     480,499      4.7%        406,652      4.3%
Other, net................................     (20,769)    (0.2%)       (32,929)    (0.3%)
                                            ----------     ----      ----------     ----
          Total income tax expense........  $3,935,682     38.5%     $3,683,678     39.0%
                                            ==========     ====      ==========     ====

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax assets and liabilities result from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities relate to the following asset and liability accounts:

                                                         YEARS ENDED APRIL 30,
                                                ---------------------------------------
                                                   1995          1996          1997
                                                -----------   -----------   -----------
Deferred tax assets related to:
  Associate and retiree benefit accruals......  $ 1,183,228   $ 1,289,462   $ 1,696,798
  Inventory...................................      727,405       616,518       538,599
  Other accrued expenses......................      175,892       494,844       360,773
  Allowance for doubtful accounts.............       89,688       103,400       109,600
  Other, net..................................       97,096       598,132        67,688
                                                -----------   -----------   -----------
          Total deferred tax assets...........  $ 2,273,309   $ 3,102,356   $ 2,773,458
                                                ===========   ===========   ===========
Deferred tax liabilities related to:
  Property, plant and equipment...............   (2,822,069)   (2,509,652)   (2,340,332)
  Other, net..................................     (903,249)     (128,619)   (1,081,677)
                                                -----------   -----------   -----------
          Total deferred tax liabilities......   (3,725,318)   (2,638,271)   (3,422,009)
          Net deferred tax assets
            (liabilities).....................  $(1,452,009)  $   464,085   $  (648,551)
                                                ===========   ===========   ===========

     SFAS 109 also requires consideration of a valuation allowance if it is "more likely than not" that benefits of deferred tax assets will not be realized. Management has determined, based on prior earnings history and anticipated earnings, that no valuation allowance is necessary at April 30, 1995, 1996, or 1997.

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(7) ASSOCIATE BENEFIT PLANS

     The Company has two noncontributory, defined benefit pension plans covering hourly and salaried associates. Total pension expense for the plans for the years ended April 30, 1997, 1996 and 1995 was $159,290, $211,914 and $193,546,
respectively.

     The following tables set forth the funded status of the pension plans and the amount recognized in the Company's balance sheets:

                                                                  APRIL 30, 1995
                                                       ------------------------------------
                                                         HOURLY      SALARIED
                                                          PLAN         PLAN        TOTAL
                                                       ----------   ----------   ----------
Actuarial present value of benefit obligations:
  Vested.............................................  $3,073,766   $2,020,267   $5,094,033
  Nonvested..........................................     191,633      129,893      321,526
     Accumulated benefit obligation..................   3,265,399    2,150,160    5,415,559
Effect of projected future salary increases..........      27,779      404,386      432,165
  Projected benefit obligation.......................   3,293,178    2,554,546    5,847,724
Market value of plan assets..........................   3,140,553    2,655,823    5,796,376
  Plan assets in (deficit) excess of projected
     benefit obligation..............................    (152,625)     101,277      (51,348)
Unrecognized net transition asset....................    (280,934)    (283,665)    (564,599)
Unrecognized prior service cost......................     127,238       84,928      212,166
Unrecognized net loss (gain).........................     409,465      (50,292)     359,173
  Prepaid pension cost (pension liability)...........  $  103,144   $ (147,752)  $  (44,608)

                                                                  APRIL 30, 1996
                                                       ------------------------------------
                                                         HOURLY      SALARIED
                                                          PLAN         PLAN        TOTAL
                                                       ----------   ----------   ----------
Actuarial present value of benefit obligations:
  Vested.............................................  $3,800,501   $2,693,190   $6,493,691
  Nonvested..........................................     199,035      147,002   $  346,037
     Accumulated benefit obligation..................   3,999,536    2,840,192    6,839,728
Effect of projected future salary increases..........      42,593      538,180      580,773
  Projected benefit obligation.......................   4,042,129    3,378,372    7,420,501
Market value of plan assets..........................   3,938,066    3,638,533    7,576,599
  Plan assets in (deficit) excess of projected
     benefit obligation..............................    (104,063)     260,161      156,098
Unrecognized net transition asset....................    (260,765)    (281,621)    (542,386)
Unrecognized prior service cost......................     171,088       85,210      256,298
Unrecognized net loss (gain).........................     349,934     (192,126)     157,808
  Prepaid pension cost (pension liability)...........  $  156,194   $ (128,376)  $   27,818

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  APRIL 30, 1997
                                                       ------------------------------------
                                                         HOURLY      SALARIED
                                                          PLAN         PLAN        TOTAL
                                                       ----------   ----------   ----------
Actuarial present value of benefit obligations:
  Vested.............................................  $4,312,313   $3,502,569   $7,814,882
  Nonvested..........................................     243,606      200,333      443,939
     Accumulated benefit obligation..................   4,555,919    3,702,902    8,258,821
Effect of projected future salary increases..........      24,928      656,313      681,241
  Projected benefit obligation.......................   4,580,847    4,359,215    8,940,062
Market value of plan assets..........................   4,327,689    4,848,895    9,176,584
  Plan assets in (deficit) excess of projected
     benefit obligation..............................    (253,158)     489,680      236,522
Unrecognized net transition asset....................    (229,225)    (295,599)    (524,824)
Unrecognized prior service cost......................     168,572       90,740      259,312
Unrecognized net loss (gain).........................     499,731     (421,792)      77,939
  Prepaid pension cost (pension liability)...........  $  185,920   $ (136,971)  $   48,949

     The net periodic pension cost components were as follows:

                                                         HOURLY      SALARIED
                                                          PLAN         PLAN        TOTAL
                                                       ----------   ----------   ----------
Service cost benefits earned during the year.........  $   81,541   $   97,412   $  178,953
Interest cost on projected benefit obligation........     252,525      191,678      444,203
Loss on plan assets..................................     211,690       94,462      306,152
Net amortization and other components................    (456,371)    (318,175)    (774,546)
                                                       ----------   ----------   ----------
          Total pension expense for the year ended
            April 30, 1995...........................  $   89,385   $   65,377   $  154,762
                                                       ==========   ==========   ==========
Service cost benefits earned during the year.........  $  103,112   $  131,845   $  234,957
Interest cost on projected benefit obligation........     290,642      237,334      527,976
Gain on plan assets..................................    (368,043)    (534,211)    (902,254)
Net amortization and other components................      70,016      239,891      309,907
                                                       ----------   ----------   ----------
          Total pension expense for the year ended
            April 30, 1996...........................  $   95,727   $   74,859   $  170,586
                                                       ==========   ==========   ==========
Service cost benefits earned during the year.........  $  108,381   $  156,150   $  264,531
Interest cost on projected benefit obligation........     330,229      307,990      638,219
Gain on plan assets..................................      91,312     (175,232)     (83,920)
Net amortization and other components................    (449,558)    (209,982)    (659,540)
                                                       ----------   ----------   ----------
          Total pension expense for the year ended
            April 30, 1997...........................  $   80,364   $   78,926   $  159,290
                                                       ==========   ==========   ==========

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The principal actuarial assumptions used were:


                                                              YEARS ENDED APRIL 30,
                                                      -------------------------------------
                                                            1995                1996
                                                      -----------------   -----------------
                                                      HOURLY   SALARIED   HOURLY   SALARIED
                                                       PLAN      PLAN      PLAN      PLAN
                                                      ------   --------   ------   --------
Discount rate at period end.........................   8.0%      8.0%      7.5%      7.5%
Long-term rate of compensation increase.............    --       5.0%      5.0%      5.0%
Long-term rate of return on plan assets.............   8.0%      8.0%      8.0%      8.0%


                                                                  YEAR ENDED
                                                                APRIL 30, 1997
                                                              -------------------
                                                               HOURLY    SALARIED
                                                                PLAN       PLAN
                                                              --------   --------
Discount rate at period end.................................      7.5%     7.5%
Long-term rate of compensation increase.....................      5.0%     5.0%
Long-term rate of return on plan assets.....................      8.0%     8.0%

     The Company sponsors a profit sharing plan covering all salaried associates and office clerical associates, with the exception of commissioned associates. Contributions and costs are determined by Hubbard's Board of Directors and are allocated to each participating associate in the proportion of the individual associate's salary to the aggregate salaries of all participating associates. Contribution expense for the years ended April 30, 1995, 1996 and 1997 was $286,980, $0 and $198,500, respectively. In addition, the Company sponsors a non-contributory 401(k) plan for its associates.

(8) OTHER POSTRETIREMENT BENEFITS

     The Company provides health care benefits for eligible retired associates and their covered dependents and spouses. Associates must be 55 years old or older with 10 years of service upon retirement to be eligible for coverage under the current plan. Depending on the date of retirement, the retiree must pay the premium cost associated with health care coverage. The plan in effect is not funded.

     Under SFAS 106, postretirement benefit expense included the following components:

                                                            YEARS ENDED APRIL 30
                                                       ------------------------------
                                                         1995       1996       1997
                                                       --------   --------   --------
Current service cost.................................  $ 38,400   $ 21,947   $ 26,510
Interest on accumulated benefit obligation...........    84,371     99,946    104,661
Amortization of unrecognized net gain................        --    (33,269)   (70,092)
                                                       --------   --------   --------
          Total postretirement benefits expense......  $122,771   $ 88,624   $ 61,079
                                                       ========   ========   ========

     The accumulated postretirement obligation included the following components:

                                                          YEARS ENDED APRIL 30,
                                                   ------------------------------------
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
Eligible active plan participants................  $  964,542   $  968,118   $1,215,459
Retirees.........................................      53,450       46,491       79,569
Other active plan participants...................     108,490      130,450      161,007
                                                   ----------   ----------   ----------
          Accumulated postretirement benefit
            obligation...........................  $1,126,482   $1,145,059   $1,456,035
                                                   ==========   ==========   ==========

                               PET FOOD DIVISION
                    (A DIVISION OF HUBBARD MILLING COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The discount rate used to determine the accumulated postretirement benefit obligation was 8%. The assumed health care cost trend rate used to measure the obligation was 8% for 1997, and 8% thereafter. A one-percentage point increase in the assumed health care cost trend rate would have increased the expense for the year ended April 30, 1997 by $20,413 and the accumulated postretirement obligation by $207,732.

(9) CONTINGENCIES

     The Company is a party to several lawsuits and claims arising out of the conduct of its business. While the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Company.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
Prospectus Summary....................      3
Forward-looking Statements............      9
Risk Factors..........................      9
The Company...........................     16
Use of Proceeds.......................     17
Dividend Policy.......................     17
Dilution..............................     18
Capitalization........................     19
Unaudited Pro Forma Financial
  Statements..........................     20
Selected Consolidated Financial
  Data................................     33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     35
Business..............................     43
Management............................     52
Certain Transactions..................     58
Principal and Selling Stockholders....     61
Description of Capital Stock..........     63
Shares Eligible for Future Sale.......     66
Description of New Credit Facility....     66
Description of Senior Subordinated
  Notes...............................     67
Underwriting..........................     69
Legal Matters.........................     71
Experts...............................     71
Available Information.................     72
Index to Financial Statements.........    F-1


                               ------------------

     UNTIL           , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                             SHARES

                                     [LOGO]

                                 DOANE PET CARE
                               ENTERPRISES, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                              SCHRODER & CO. INC.
                             CHASE SECURITIES INC.

                                          , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the Offering are estimated to be as follows:

Securities and Exchange Commission registration fee.........   $ 67,850
NASD filing fee.............................................     23,500
     listing fee............................................          *
Legal fees and expenses.....................................          *
Accounting fees and expenses................................          *
Blue Sky fees and expenses (including legal fees)...........          *
Printing expenses...........................................          *
Transfer Agent fees.........................................          *
Miscellaneous...............................................          *
                                                               --------
          TOTAL.............................................   $      *
                                                               ========

------------------------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any
such action, suit or proceeding. Article   of the Restated Certificate of
Incorporation of the Registrant provides that the Registrant may indemnify any director, officer, employee or agent of the Registrant to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may be
hereafter amended. Article   of the Registrant's Bylaws provides that the
Registrant shall indemnify each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is or was an officer or director of the Registrant or is a person who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service relating to employee benefit plans, to the fullest extent permitted by the Delaware General Corporation Law as it existed at the time the indemnification provisions of the Registrant's Bylaws were adopted or as may be thereafter amended.

     Article   of the Registrant's Bylaws also provide that the Registrant may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of the Registrant or of another entity against any expense, liability, or loss, regardless of whether the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit.
Article   of the Registrant's Restated Certificate of Incorporation contains such a provision.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     Pursuant to the 1996 Management Stock Purchase Plan and the 1997 Management Stock Purchase Plan, 625,000 shares of Common Stock of the Company were sold for $2.00 per share to certain key employees. The sales of such Common Stock were deemed to be exempt from registration under Rule 701 of Regulation F under the Securities Act. See "Management -- Stock Option and Stock Purchase Plans."



     Pursuant to the 1996 Stock Option Plan, 679,590 shares of Common Stock have been sold to certain employees as a result of the exercise of options, all at an exercise price of $2.00 per share, including 372,500 shares purchased by Bob L. Robinson and 250,000 shares purchased by Douglas J. Cahill. The sales of such shares of Common Stock were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of Regulation F thereof. See
"Management -- Stock Option Grants" and "-- Stock Option Exercises."



     On August 3, 1998, the Company issued 7,957,710 shares of Common Stock to certain stockholders of Windy Hill in connection with the Windy Hill Merger Agreement. The issuances of such securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof as transactions by an issuer not involving any public offering. In addition, the recipients of the securities in such transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. To the Company's knowledge, all recipients had adequate access, through their relationships with the Company, to information about the Company.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          *1.1           -- Form of Underwriting Agreement
          *3.1           -- Restated Certificate of Incorporation of Doane Pet Care
                            Enterprises, Inc.
          *3.2           -- Bylaws of Doane Pet Care Enterprises, Inc.
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
        ***9.1           -- Amended and Restated Investors' Agreement dated as of
                            August 3, 1998 among the Company, Doane, Summit Capital
                            Inc., Summit/DPC Partners, L.P., Chase Manhattan
                            Investment Holdings, Inc., Baseball Partners, DLJ
                            Merchant Banking Partners, L.P., DLJ International
                            Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant
                            Banking Funding, Inc., DLJ First Esc, L.L.C., Dartford
                            Partnership, L.L.C., Bruckmann, Rosser, Sherrill & Co.,
                            L.P., PNC Capital Corp, Windy Hill Pet Food Company,
                            L.L.C. and certain other persons named therein
       ***10.1           -- Early Retirement Agreement and Release effective as of
                            June 30, 1998 between Doane and Bob L. Robinson
          10.2           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Douglas J. Cahill
                            (incorporated by reference to Exhibit 10.3 to the Annual
                            Report of Doane on Form 10-K for the year ended December
                            31, 1997 (the "Doane 1997 Form 10-K"))
          10.3           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Thomas R. Heidenthal
                            (incorporated by reference to Exhibit 10.4 to the Doane
                            1997 Form 10-K)
          10.4           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Terry W. Bechtel
                            (incorporated by reference to Exhibit 10.5 to the Doane
                            1997 Form 10-K)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.5           -- Doane Pet Care Enterprises, Inc.'s 1996 Stock Option Plan
                            (incorporated by reference to Exhibit 10.7 to the Annual
                            Report on Form 10-K for the year ended December 31, 1996)
          10.6           -- First Amendment to Doane Pet Care Enterprises, Inc.'s
                            1996 Stock Option Plan (incorporated by reference to
                            Exhibit 10.8 to the Doane 1997 Form 10-K)
          10.7           -- Second Amendment to the Company's 1996 Stock Option Plan
                            (incorporated by reference to Exhibit 10.9 to the Doane
                            1997 Form 10-K)
         *10.8           -- Doane Pet Care Enterprises, Inc. 1998 Stock Option Plan
          10.9           -- Termination and Dissolution Agreement, dated March 25,
                            1998, between Flint River Mills, Inc. and Windy Hill Pet
                            Food Company, Inc. (incorporated by reference to the
                            Quarterly Report of Windy Hill Pet Food, Inc. on Form
                            10-Q filed on May 12, 1998)
        **10.10          -- Indenture, dated November 12, 1998 between Doane and
                            Wilmington Trust Company
        **10.11          -- Revolving Credit and Term Loan Agreement dated as of
                            November 12, 1998 among the Company, Doane, DLJ Capital
                            Funding, Inc., as syndication agent, Mercantile Bank
                            National Association, as documentation agent, and The
                            Chase Manhattan Bank, as administrative agent, and the
                            banks named therein
         *11.1           -- Computation of earnings per share
         *21.1           -- List of subsidiaries of Doane Pet Care Enterprises, Inc.
        **23.1           -- Consents of KPMG Peat Marwick LLP
         *23.2           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
       ***24.1           -- Powers of Attorney
        **27.1           -- Financial Data Schedule


------------------------------


  * To be filed by amendment.



 ** Filed herewith.



*** Previously filed.


     (b) Consolidated Financial Statement Schedules, Years ended December 31, 1995, 1996 and 1997.

     All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 8th day of December, 1998.


                                            DOANE PET CARE ENTERPRISES, INC.


                                            By   /s/ THOMAS R. HEIDENTHAL

                                             -----------------------------------
                                               Thomas R. Heidenthal
                                             Senior Vice President and
                                             Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                        TITLE                       DATE
                          *                              Chairman of the Board and Director  December 8, 1998
-----------------------------------------------------
                   George B. Kelly

                          *                              Chief Executive Officer, President  December 8, 1998
-----------------------------------------------------      and Director (Principal
                  Douglas J. Cahill                        Executive Officer)

              /s/ THOMAS R. HEIDENTHAL                   Senior Vice President and Chief     December 8, 1998
-----------------------------------------------------      Financial Officer (Principal
                Thomas R. Heidenthal                       Financial Officer and Principal
                                                           Accounting Officer)

                          *                              Director                            December 8, 1998
-----------------------------------------------------
                   Peter T. Grauer

                          *                              Director                            December 8, 1998
-----------------------------------------------------
                   M. Walid Mansur

                                                         Director                            December 8, 1998
-----------------------------------------------------
                   Bob L. Robinson

                          *                              Director                            December 8, 1998
-----------------------------------------------------
                  Jeffrey C. Walker

                          *                              Director                            December 8, 1998
-----------------------------------------------------
                      Ray Chung

                          *                              Director                            December 8, 1998
-----------------------------------------------------
                 Stephen C. Sherrill

          *By:     /s/ THOMAS R. HEIDENTHAL
  ------------------------------------------------
                Thomas R. Heidenthal,
                 as attorney-in fact
              Dated:  December 8, 1998

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          *1.1           -- Form of Underwriting Agreement
          *3.1           -- Restated Certificate of Incorporation of Doane Pet Care
                            Enterprises, Inc.
          *3.2           -- Bylaws of Doane Pet Care Enterprises, Inc.
          *4.1           -- Specimen Common Stock certificate
          *5.1           -- Opinion of Vinson & Elkins L.L.P.
        ***9.1           -- Amended and Restated Investors' Agreement dated as of
                            August 3, 1998 among the Company, Doane, Summit Capital
                            Inc., Summit/DPC Partners, L.P., Chase Manhattan
                            Investment Holdings, Inc., Baseball Partners, DLJ
                            Merchant Banking Partners, L.P., DLJ International
                            Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant
                            Banking Funding, Inc., DLJ First Esc, L.L.C., Dartford
                            Partnership, L.L.C., Bruckmann, Rosser, Sherrill & Co.,
                            L.P., PNC Capital Corp, Windy Hill Pet Food Company,
                            L.L.C. and certain other persons named therein
       ***10.1           -- Early Retirement Agreement and Release effective as of
                            June 30, 1998 between Doane and Bob L. Robinson
          10.2           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Douglas J. Cahill
                            (incorporated by reference to Exhibit 10.3 to the Annual
                            Report of Doane on Form 10-K for the year ended December
                            31, 1997 (the "Doane 1997 Form 10-K"))
          10.3           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Thomas R. Heidenthal
                            (incorporated by reference to Exhibit 10.4 to the Doane
                            1997 Form 10-K)
          10.4           -- Employment Agreement dated January 1, 1998, between Doane
                            Pet Care Enterprises, Inc. and Terry W. Bechtel
                            (incorporated by reference to Exhibit 10.5 to the Doane
                            1997 Form 10-K)
          10.5           -- Doane Pet Care Enterprises, Inc.'s 1996 Stock Option Plan
                            (incorporated by reference to Exhibit 10.7 to the Annual
                            Report on Form 10-K for the year ended December 31, 1996)
          10.6           -- First Amendment to Doane Pet Care Enterprises, Inc.'s
                            1996 Stock Option Plan (incorporated by reference to
                            Exhibit 10.8 to the Doane 1997 Form 10-K)
          10.7           -- Second Amendment to the Company's 1996 Stock Option Plan
                            (incorporated by reference to Exhibit 10.9 to the Doane
                            1997 Form 10-K)
         *10.8           -- Doane Pet Care Enterprises, Inc. 1998 Stock Option Plan
          10.9           -- Termination and Dissolution Agreement, dated March 25,
                            1998, between Flint River Mills, Inc. and Windy Hill Pet
                            Food Company, Inc. (incorporated by reference to the
                            Quarterly Report of Windy Hill Pet Food, Inc. on Form
                            10-Q filed on May 12, 1998)
        **10.10          -- Indenture, dated November 12, 1998, between Doane and
                            Wilmington Trust Company
        **10.11          -- Revolving Credit and Term Loan Agreement dated as of
                            November 12, 1998 among the Company, Doane, DLJ Capital
                            Funding, Inc., as syndication agent, Mercantile Bank
                            National Association, as documentation agent, and The
                            Chase Manhattan Bank, as administrative agent, and the
                            banks named therein
         *11.1           -- Computation of Earnings per share
         *21.1           -- List of subsidiaries of Doane Pet Care Enterprises, Inc.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        **23.1           -- Consent of KPMG Peat Marwick LLP
         *23.2           -- Consent of Vinson & Elkins L.L.P. (contained in Exhibit
                            5.1 hereto)
       ***24.1           -- Powers of Attorney (included on the signature page to
                            this Registration Statement)
        **27.1           -- Financial Data Schedule


------------------------------


  * To be filed by amendment.



 ** Filed herewith.



*** Previously filed.